

2012 Annual Review
change : communication
IDEXX
LABORATORIES

IDEXX Purpose

To be a great company that creates exceptional long-term value for our customers, employees and shareholders **by enhancing the health and well-being of pets, people and livestock.**

Guiding Principles

Achieve and sustain market **leadership**
Exceed the expectations of our **customers**
Empower and reward our **employees**
Innovate with intelligence
Cultivate **entrepreneurial spirit**
Contribute to our **communities**



Overview

IDEXX enhances the health and well-being of pets, people and livestock worldwide by developing, manufacturing and commercializing innovative products and services that help our customers keep animals healthy and milk and water safe. Among our offerings are cutting-edge information technology tools that transform data into knowledge, empower the relationship between our customers and their clients and improve business performance.

More than 80% of our revenue comes from sales of diagnostic products and services to veterinary practices. Using our state-of-the-art pet-side tests and benchtop laboratory systems, veterinarians obtain valuable diagnostic information in real time, during the patient visit. Enhancing the health and well-being of pets positively contributes to the quality of life for people who enjoy the companionship and emotional and physical benefits that they derive from their animals.

Through our world-class 24/7 reference laboratory diagnostic and consulting services, and the total practice integration and complete reporting provided by our advanced digital radiography and practice management systems, IDEXX's veterinary customers can achieve greater efficiency, productivity and economic success.

Communication tools from IDEXX, such as IDEXX Pet Health Network® Pro, assist our customers in guiding their clients to make the best decisions for their pet's health through continued dialogue, before, during and after the patient visit.

IDEXX Water is a global leader in testing water for microbial contamination. We help ensure water safety in more than 100 countries and on all seven continents.

Our Livestock and Poultry Diagnostics business provides diagnostic tests and health monitoring systems for production animals, enhancing productivity and food safety around the globe.

IDEXX Dairy offers a range of tests that detect antibiotic residues and other contaminants in milk, benefiting an estimated one billion people, many of whom rely on this essential staple for protein and other nutrients.

OPTI™ Medical Systems provides blood gas and electrolyte analyzers and reagents to both our companion animal business and the human healthcare market.

IDEXX Laboratories is a global company with approximately 5,400 employees in 80 locations worldwide, serving customers in more than 180 countries.

Financials

Performance Highlights

- Revenue increased 6% year-over-year to $1.293 billion, driven by 7% organic growth.[1]
- Diluted earnings per share (EPS) were $3.17, an increase of 14% over 2011.
- Operating cash flow was $230 million.
- Cash net of debt was $9 million at the end of 2012.
- Stock return of more than 20% compared with a 26% increase in the S&P MidCap 400 Health Care Index and a 16% increase in the S&P MidCap 400 Index.

1 Organic growth is a non-U.S. GAAP measure and represents the percentage change in revenue during the year ended December 31, 2012, compared to the year ended December 31, 2011, net of acquisitions and the effect from changes in foreign currency exchange rates.

2012 Total Revenue

By Business Segment
in millions


$1,072
Companion Animal Group
$85
Water
$87
Livestock and Poultry Diagnostics
$50
Other*
*Dairy, OPTI Medical Systems

Financial Highlights[2]

Dollars and shares in millions, except per share data

	Year ended December 31,		
	2010	2011	2012
Total revenue	1,103	1,219	1,293
Income from operations	204	236	263
Net income	141	162	178
Earnings per share: diluted	2.37	2.78	3.17
Weighted average shares outstanding: diluted	60	58	56
Net cash provided by operating activities	179	221	230
Cash and cash equivalents	157	184	224
Total assets	897	1,031	1,104
Debt	133	246	215
Total liabilities	323	491	467
Stockholders' equity	574	540	636

2 A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2012, which includes audited financial statements and related footnotes, and Management's Discussion and Analysis of Financial Condition and Results of Operations, is included as part of this 2012 Annual Review and is incorporated herein by reference.

Total Revenue in millions


1,024
1,032
1,103
1,219
1,293
08
09
10
11
2012

Operating Cash Flow in millions


143
175
179
221
230
08
09
10
11
2012

Earnings Per Share Diluted


1.87
2.01
2.37
2.78
3.17
08
09
10
11
2012

R&D Investments in millions


71
65
69
76
82
08
09
10
11
2012

Living Our Guiding Principles

Innovate with intelligence



How do veterinarians make the most informed, timely decisions about a pet's health? Where do they find test results and compare them to last year's, or those from five or even 10 years ago, to see changes and identify potential health problems? How do they transform this data into knowledge that they can share with pet owners, making it easier for them to make more informed decisions about the long-term care of their pet? And how do veterinarians facilitate an ongoing conversation with the pet owner before, during and after a patient visit to promote compliance, preventive care and continued engagement?

In 2012, IDEXX transformed the way that veterinary customers are able to access and deliver patient information with the introduction of two information-sharing services that IDEXX CEO Jon Ayers calls "profound" and "the most important innovations since IDEXX launched point-of-care diagnostics nearly three decades ago."

IDEXX VetConnect® PLUS revolutionizes the way veterinarians see their patients' results by using cloud technology to bring all patient data—current and historic—together on one screen. From the cloud, veterinarians can easily and immediately identify trends and cross-reference all the diagnostic results for a patient, whether from IDEXX VetLab® in-house analyzers, SNAP® pet-side tests or IDEXX Reference Laboratories.

Trending a patient's historical results can help the veterinarian and pet owner better understand the current health status and evolution of the pet's health over time. The veterinarian can share the results with the pet owner during the patient visit, showing the data in a visually easy-to-understand format that creates greater pet owner appreciation for the reasons behind the healthcare recommendations and results in willingness to follow those recommendations. These face-to-face discussions build bonds that enhance both patient and practice health.

Accessing and sharing information with the pet owner is the transformative power of VetConnect PLUS; carrying the conversation with the pet owner beyond the patient visit is the genius of IDEXX Pet Health Network® Pro.

Strengthening veterinarian/pet owner communication between patient visits makes a practice the first and best resource for patient care. Pet Health Network Pro supports this interaction through personalized, web-based communications and educational materials that the veterinarian can use to continually engage pet owners. Pet Health Network Pro is linked to both the IDEXX Cornerstone® Practice Management System and VetConnect PLUS. Together, these provide everything from colorfully illustrated, pet owner-friendly diagnostic summaries to customized patient reminders, which keep the pet owner informed of diagnostic results and engaged even when the pet is healthy—all at the touch of a button from a smartphone, tablet or computer.

This pet owner-centric offering got a thumbs-up from the veterinary industry in November when the American Animal Hospital Association (AAHA) entered into a new agreement to offer its members the Cornerstone Practice Management System and Pet Health Network Pro pet owner communication services. These services combine to form the first fully integrated client and practice management system.

Through comprehensive information-sharing, healthy pets, happy pet owners and thriving practices are what VetConnect PLUS and Pet Health Network Pro are all about. With these two services, IDEXX demonstrates once again innovation with intelligence, adding unparalleled value to core diagnostic information, helping the veterinary practice move forward in a way that exceeds their clients' expectations and achieving IDEXX's Purpose of enhancing the health and well-being of pets and people.

change : relationships



Instruments and Consumables

IDEXX VetLab® in-house diagnostic instruments and associated consumables comprise our largest line of business within the Companion Animal Group. Veterinary practices use the flexible options of IDEXX VetLab in-house analyzers to provide comprehensive, real-time results for chemistry, hematology, urinalysis, electrolytes, endocrinology, blood gas, coagulation and infectious disease testing. The IDEXX VetLab® Station seamlessly integrates and stores all test results; it also produces a single, easy-to-read report and enables practitioners to quickly access historical results.

Beginning in 2012, IDEXX VetConnect® PLUS combined in-house patient information with diagnostic results from IDEXX Reference Laboratories. This new service lets veterinarians see up to 10 years of IDEXX diagnostic results on one screen, providing medical insights through historical trending. By having a complete picture of a patient's health at their fingertips, veterinarians are empowered to more effectively guide clients in making the best choices for their pets' health, starting with preventive care.

In 2012, the Catalyst Dx® Chemistry Analyzer added testing that allows veterinarians the ability to deliver more responsive care to their patients with seizures. The ProCyte Dx® Hematology Analyzer now provides morphology results that assist in the identification of active inflammatory disease and potential bone marrow injury. In addition, both the ProCyte Dx and LaserCyte® hematology analyzers have the added capability to run non-blood samples, such as abdominal or chest fluids, and have increased the number of species that they can test. In January 2013, IDEXX introduced the LaserCyte® Dx Hematology Analyzer, which combines the advanced capabilities of the original LaserCyte analyzer with several of the new features of the ProCyte Dx analyzer.


INNOVATIONS
1.13 LaserCyte® Dx Hematology Analyzer
9.12 ProCyte Dx® and LaserCyte® hematology analyzers added capability to run non-blood samples and new species to testing menu
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Trending
Jan '09
Feb '10
Apr '11
TODAY
Hematocrit
Hemoglobin
Glucose
BUN



Rapid Assays

IDEXX SNAP® pet-side tests use gold-standard ELISA technology and proprietary bidirectional flow technology to provide rapid, accurate and real-time results for plasma, serum, whole blood or, in some cases, fecal samples. These highly sensitive and specific tests detect a range of infectious diseases, including Lyme disease and other tick-borne diseases, canine and feline heartworm disease, *Giardia*, feline immunodeficiency virus (FIV) and feline leukemia virus (FeLV). SNAP tests can be run without the need for additional diagnostic equipment, but the majority can also be read, interpreted and recorded automatically by the SNAPshot Dx® Analyzer.

Launched in 2012, the SNAP® 4Dx® Plus Test is the most comprehensive vector-borne disease screen available on a single platform. Designed to improve veterinarians' ability to protect dogs and their families from vector-borne disease, the SNAP 4Dx Plus Test screens for six pathogens and evidence of four common tick species, quickly and affordably, with just one sample.

The test has become an important communication tool since its launch. In fact, running the SNAP 4Dx Plus Test through IDEXX Reference Laboratories indicated a fourfold increase in exposure to ticks carrying *Ehrlichia* spp. in the south-central and eastern regions of the United States during 2012. In addition to making this information available to pet owners on IDEXX's dogsandticks.com, IDEXX shared the data with veterinarians so they can offer pet owners more meaningful insight into the value of preventive care.



INNOVATIONS

11.12 SNAP® 4Dx® Plus Test client-friendly report became available in IDEXX VetConnect® PLUS

4.12 SNAP 4Dx Plus Test


Scout

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Reference Laboratory Diagnostic and Consulting Services

IDEXX Reference Laboratories grew to 60 global locations in 2012, maintaining its distinction as the largest veterinary reference laboratory network in the world. We added three facilities in the United States, and internationally, IDEXX established a reference laboratory in close proximity to the DHL Express® Hub located at the Leipzig/Halle Airport in Germany. This strategically positioned lab enables IDEXX to expand its offering across mainland Europe, providing a breadth of services unmatched by our competitors. It also allows IDEXX to deliver results more quickly—by 8:00 a.m.—to customers in Europe.

Our services include a large selection of proprietary diagnostic tests, panels and profiles to detect disease states and conditions. More than 125 board-certified veterinary specialists, including anatomic and clinical pathologists and internal medicine specialists, deliver pathology services and expert case guidance to our customers. We also enhance our partnership with customers by providing the veterinary industry's broadest menu of telemedicine consulting services, including cardiology, radiology and specialty services, together with recommendations for the care of exotics and wild animals through various innovative communications channels. Consequently, we are a market leader who furnishes animal healthcare providers with deeper insight into an animal's health through the timely sharing of test results and our world-class consulting services.

In 2012, IDEXX Reference Laboratories expanded its portfolio by entering into an agreement with GREER® to offer veterinarians Aller-g-complete® serum allergy testing and immunotherapy, a convenient, comprehensive allergy system for canine, feline and equine patients. Results and immunotherapy options are available within 2–4 working days.


a.m.

INNOVATIONS

10.12 Opened reference laboratory in Leipzig, Germany, with IDEXX-Direct® service through the DHL Express® Hub at Leipzig/Halle Airport

5.12 IDEXX Reference Laboratories began offering GREER® veterinary allergy testing (Aller-g-complete®)

change : expectations


IDEXX
ORATORIES

Practice Management and Digital Imaging Systems and Services

IDEXX Computer Systems is a leader in veterinary practice management solutions with its practice management systems now used by more than 7,000 practices. Our flagship software product, IDEXX Cornerstone® Practice Management System, is a comprehensive solution that helps veterinarians and staff members achieve excellence in their practice by offering tools for better medical information management and business efficiency. The release of Cornerstone version 8.3 in 2012 delivered new features that streamline the way practices share information between systems and referral networks, among staff and with clients. By improving communications and information sharing, Cornerstone 8.3 helps practices operate more efficiently and strengthen client relationships.

Cornerstone 8.3 also features integration with IDEXX VetConnect® PLUS. This latest cloud-based innovation from IDEXX Computer Systems reports all IDEXX diagnostic results from in-house and reference laboratory testing, together, online, in one consolidated, historical view. VetConnect PLUS is accessible anytime, anywhere, from a computer, tablet or smartphone.

IDEXX Pet Health Network® Pro is IDEXX's new web-based client communication and education service for veterinarians, practice managers and their teams. Its interactive set of online tools empowers the practice to be the hub of pet health information for their clients—before, during and after every patient visit.

Together, these game-changing, innovative services are empowering veterinarians to share information with pet owners, helping them achieve patient care goals, strengthen bonds and improve practice effectiveness and business performance.

IDEXX I-Vision Digital Imaging Systems feature best-of-breed image capture technologies with computed radiography and direct-capture radiography, utilizing IDEXX's IDEXX-PACS™ Imaging Software. This proprietary picture archiving and communications system (PACS) integrates seamlessly with Cornerstone and other practice management systems, providing practices with streamlined work flows.

The release of IDEXX-PACS™ Imaging Software version 3.6 introduced Image Coach™, three tools that guide technicians in optimizing image quality in real time, so practitioners can confidently and quickly give pet owners answers and minimize patient discomfort.


IDEXX Cornerstone® Practice Management System
Welcome
Experience the IDEXX Cornerstone® Practice Management System
For any type of visit, Cornerstone software provides an intuitive, feature rich platform that can advance your entire practice. Select a demonstration track to the right and learn more about the IDEXX Cornerstone Practice Management System.
Preventive Care Appointment
Follow Abbee and Cornerstone through a routine preventive care visit.
Cruciate Repair Surgery
See how Cornerstone helps make Lucius' surgical appointment a success.


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INNOVATIONS

10.12 IDEXX Cornerstone® Practice Management Software version 8.3 integrated with IDEXX VetConnect® PLUS

7.12 IDEXX VetConnect PLUS and IDEXX Pet Health Network® Pro

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100 ml

Water

IDEXX is a global leader in water microbiology, providing tests that ensure the safety of drinking water and other water supplies for an estimated two billion people in more than 100 countries around the globe. On all seven continents, and even on the International Space Station, Colilert® is used to detect coliforms and *E. coli* in water more than any other method worldwide—the test for keeping water safe celebrated 20 years of U.S. EPA approval in 2012.

Also in 2012, the Colilert®-18/Quanti-Tray® method was published as the new worldwide standard for detecting total coliforms and *E. coli* in water by the International Organization for Standardization (ISO). ISO is the world's largest developer of voluntary international standards and their scientific-, industrial- and business-sector experts regularly review current ISO methods and make recommendations for updates and improvements. The Colilert-18/Quanti-Tray method replaces the long-standing multiple tube (most probable number) method.

In March 2012, Water introduced a line of quality-control products and proficiency testing services to our customers worldwide after entering into a distribution relationship with NSI Solutions, Inc. NSI manufactures and certifies reference materials, reagents and proficiency testing samples for applications ranging from classical water chemistry and microbiology to solid and hazardous waste analysis.



INNOVATIONS

6.12 Colilert®-18/Quanti-Tray® testing method became the new ISO Standard 9308-2:2012

6.12 Colilert-18 obtained AFNOR VALIDATION for bathing water

change : opportunities



Livestock and Poultry Diagnostics

IDEXX is a world leader in livestock and poultry tests and software that provide reliable results for more than 50 of the most prevalent livestock and poultry diseases. Our tests are used by laboratories, animal health officials, veterinarians and producers worldwide to detect viruses and other diseases that can devastate herds and flocks. These consistently reliable and accurate tests allow customers to make confident decisions about production animal health.

Livestock and Poultry Diagnostics improved the customer experience in 2012 with the launch of an e-commerce site in North America and Europe. It offers customers a quick and convenient online method for placing orders, tracking shipments and managing payments with the ability to view order and invoice history.

The IDEXX Milk Pregnancy Test, the first milk-based test for detecting pregnancy as a means of optimizing reproductive efficiency in dairy herds, launched in 2012. This test helps laboratories make their herd health and reproductive management programs more attractive to their customers by shortening calving intervals to increase milk production and giving veterinarians the information and time they need to initiate proactive, preventive medicine.

IDEXX also released the IDEXX PRRS Oral Fluids Ab Test for porcine reproductive and respiratory syndrome (PRRS) outside the United States last year. This test offers customers a new tool for population monitoring and surveillance using convenient, noninvasive oral fluid samples. Swine veterinarians and producers now have an efficient method for understanding changes in disease status, helping them improve herd health and performance through early interventions.





INNOVATIONS

12.12 E-commerce site for online ordering of kits and consumables launched for North America and Europe

10.12 IDEXX Milk Pregnancy Test

change : decisions

IDEXX Milk Pregnancy Test	Ultrasound/Palpation: Pregnant (n=923)	Ultrasound/Palpation: Open (n=392)
Pregnant	872	10
Recheck	40	9
Open	11	373

Sensitivity: 98.8% (95% CI = 97.7-99.3%)*
Specificity: 97.4% (95% CI = 95.2-98.6%)*
Rechecks: 4% of total tested (3% pregnant & 1% open)

*See IDEXX Milk Pregnancy Test validation report for full test performance data

Dairy

IDEXX develops innovative and convenient tests for dairy processors and farmers to ensure product quality and maintain consumer confidence. Our tests provide fast, accurate results that ensure milk is free of antibiotic residues and other contaminants.

In 2012, IDEXX Dairy launched a unique customer website to optimize communication between the Company and its customers by offering content in nine different languages. The site offers advanced functionality for customers seeking answers to questions about various IDEXX Dairy test products, test protocols, industry and regulatory news, and troubleshooting resources.

Developed in 2010, the SNAP® Beta-Lactam ST Test provides accurate, reliable detection of antibiotic residue in milk without the use of a heater block. In 2012, this test was evaluated and certified by the AOAC Research Institute as a *Performance Tested Method*℠. AOAC-RI's independent validation of IDEXX's findings for the SNAP Beta-Lactam ST Test confirms that we are meeting our commitment to customers—that they can test with confidence.



INNOVATIONS

12.12 New customer-facing IDEXX Dairy website launched

12.12 IDEXX SNAP® Beta-Lactam ST Test certified by Association of Analytical Communities Research Institute (AOAC-RI)

change : simplicity



OPTI™ Medical Systems

OPTI™ Medical Systems point-of-care analyzers and related consumables are used in human medical clinics and hospital settings, such as emergency rooms, operating rooms, and respiratory care and cardiac monitoring areas, in 125 countries around the world.

OPTI Medical instruments provide time-sensitive diagnostic testing, including blood gas, electrolyte and metabolite analysis. The OPTI Medical manufacturing operation also supplies the VetStat® Electrolyte and Blood Gas Analyzer and its consumables as well as the electrolyte module and consumables for the Catalyst Dx® Chemistry Analyzer.



INNOVATIONS

4.12 Distributor partnership established with Phoenix AirMid Biomedical in Canada



change : outcomes

Innovations and Business Developments

Companion Animal Group

Instruments and Consumables

- 1.13 LaserCyte® Dx Hematology Analyzer
- 9.12 ProCyte Dx® and LaserCyte® hematology analyzers added capability to run abdominal and thoracic fluids
- 9.12 ProCyte Dx Hematology Analyzer added band neutrophil and nucleated red blood cell diagnostic information
- 4.12 Collaborated with PurinaCare® to co-market *Partners in Wellness*, a turnkey system for veterinary practices to offer their own customized preventive care plans
- 4.12 Catalyst Dx® Chemistry Analyzer added phenobarbital blood level testing
- 1.12 IDEXX Real-Time™ Care Work-Flow Consultations

Rapid Assays

- 11.12 SNAP® 4Dx® Plus Test client-friendly report became available in IDEXX VetConnect® PLUS
- 11.12 Lab 4Dx® Plus Test indicated rising exposure to ticks
- 4.12 SNAP 4Dx Plus Test
- 2.12 dogsandticks.com with new informational tools launched

Reference Laboratory Diagnostic and Consulting Services

- 12.12 Acquired VetRadiologist
- 11.12 Acquired SHADOWSMITHS Teleradiology
- 10.12 Opened reference laboratory in Leipzig, Germany, with the IDEXX-Direct® service through the DHL Express® Hub at Leipzig/Halle Airport
- 10.12 Absolute reticulocyte count and reticulocyte percentage added to erythrogram reports for complete blood counts run in IDEXX Reference Laboratories
- 8.12 Opened reference laboratory in New Haven, CT
- 8.12 Sight Hound Radiology integrated into VetMedStat®
- 7.12 Canine Mast Cell Tumor (MCT) Prognostic Panel for confirmed MCTs in dogs
- 7.12 Standard Equine Respiratory RealPCR™ Panel added two new analytes
- 7.12 Comprehensive Equine Respiratory RealPCR™ Panel added four new analytes
- 5.12 IDEXX Reference Laboratories began offering GREER® veterinary allergy testing (Aller-g-complete®)
- 5.12 Opened reference laboratory in Newtown, CT
- 3.12 Opened reference laboratory in St. Louis, MO
- 2.12 eConsult integrated into VetMedStat
- 1.12 Canine Respiratory Disease (CRD) RealPCR™ Panel added two new analytes plus a culture option

Practice Management and Digital Imaging Systems and Services

- 1.13 IDEXX VetConnect® PLUS achieved 4500 users
- 12.12 Acquired Sneakers Software and DVMAX product line
- 11.12 IDEXX VetConnect PLUS version 1.5
- 11.12 IDEXX and American Animal Hospital Association (AAHA) preferred partner agreement to provide IDEXX Cornerstone® Practice Management System and IDEXX Pet Health Network® Pro client communication service
- 10.12 IDEXX Cornerstone Practice Management Software version 8.3 integrated with IDEXX VetConnect PLUS
- 10.12 IDEXX SmartOrder® automated closed-loop inventory tracking and supply ordering system integration between Cornerstone® and MWI® Veterinary Supply
- 7.12 IDEXX VetConnect PLUS
- 7.12 IDEXX Pet Health Network Pro
- 7.12 IDEXX-PACS™ Imaging Software version 3.6
- 4.12 IDEXX Cornerstone–Cubex® fully integrated inventory management system
- 2.12 STEPs online resource for practices
- 1.12 Pet Health Network® (pethealthnetwork.com)
- 1.12 IDEXX Cornerstone Practice Management Software version 8.2 integrated with IDEXX I-Vision Mobile™ application

Water

- 12.12 IDEXX Water web presence redesigned by industry segment and introduced *Regulatory Updates*
- 6.12 Colilert®-18/Quanti-Tray® testing method became the new ISO Standard 9308-2:2012
- 6.12 Colilert-18 obtained AFNOR VALIDATION for bathing water
- 6.12 20th anniversary of Colilert approval by U.S. EPA for total coliforms and *E. coli* detection in drinking water
- 5.12 Pseudalert® granted a waiver approval by the New Jersey Department of Health and listed as a Department Sanctioned Analytical Method (DSAM) by the New Jersey DEP for compliance testing of spas and hot tubs
- 4.12 Enterolert®-DW approved for drinking water in Germany and Flanders and Wallonia regions of Belgium
- 4.12 Colilert-18/Quanti-Tray testing method approved for drinking water in Bosnia-Herzegovina
- 3.12 IDEXX partnered with NSI Solutions, Inc. to offer IDEXX-QC products and proficiency testing services
- 2.12 HPC 100 mL sample size for Quanti-Tray

Livestock and Poultry Diagnostics

12.12 IDEXX PRRS Oral Fluids Ab Test

12.12 E-commerce site for online ordering of kits and consumables launched for North America and Europe

12.12 IDEXX BVDV Ag Point-of-Care Test developed and manufactured in China

12.12 xChekPlus® Software

11.12 IDEXX Schmallenberg Ab Test

10.12 IDEXX Milk Pregnancy Test

9.12 IDEXX *M. bovis* Ab Test approved by USDA

6.12 IDEXX *M. bovis* Ab Test added to OIE Test Registry

4.12 Real-time PCR tests for pathogenic avian *Mycoplasma*: *M. gallisepticum* (MG), *M. synoviae* (MS) and *M. meleagridis* (MM)

Dairy

12.12 New customer-facing IDEXX Dairy website launched

12.12 IDEXX SNAPduo™ Beta-Tetra ST Test approved by the Institute for Agricultural and Fisheries Research (ILVO), East Flanders, Belgium

12.12 IDEXX SNAP® Beta-Lactam ST Test certified by Association of Analytical Communities Research Institute (AOAC-RI)

11.12 Aflatoxin M1 (AFM1) Positive Control for use with the SNAP® AFM1 Test

7.12 FDA approved SNAP® NBL Test for presence of beta-lactam in camel milk

2.12 SNAP Beta-Lactam ST and SNAPduo Beta-Tetra ST Tests

OPTI™ Medical Systems

4.12 Distributor partnership established with Phoenix AirMid Biomedical in Canada



Corporate Information



Leadership

Jonathan W. Ayers
Chairman, President and Chief Executive Officer

Merilee Raines
Executive Vice President, Chief Financial Officer and Treasurer

William E. Brown III, PhD
Executive Vice President and Chief Scientific Officer

Jay Mazelsky
Executive Vice President

Johnny D. Powers, PhD
Executive Vice President

Michael J. Williams, PhD
Executive Vice President

Conan R. Deady
Corporate Vice President General Counsel

Giovani Twigge
Corporate Vice President Human Resources

George J. Fennell
Corporate Vice President Companion Animal Customer Facing Organization, U.S.

Daniel V. Meyaard
Corporate Vice President Worldwide Operations and Facilities

Ali Naqui, PhD
Corporate Vice President Asia Pacific, Latin America and Water

Alexander M. Petersen
Corporate Vice President and General Manager Computer Systems

James F. Polewaczyk
Corporate Vice President Worldwide Reference Laboratories

Lance V. Berberian
Vice President and Chief Information Officer

Olivier te Boekhorst
Vice President, General Manager Livestock and Poultry Diagnostics and Dairy

Board of Directors

Jonathan W. Ayers
Chairman, President and Chief Executive Officer
IDEXX Laboratories, Inc.

Thomas Craig
Chief Executive Officer and Founder
Shockwave International LLC

William T. End
Retired Executive Chairman
Cornerstone Brands, Inc.

Rebecca M. Henderson, PhD
Professor, Harvard University

Barry C. Johnson, PhD
Former Dean, College of Engineering
Villanova University

Brian P. McKeon
Executive Vice President and Chief Financial Officer
Iron Mountain Incorporated

Robert J. Murray
Retired Chairman and Chief Executive Officer
New England Business Service, Inc.

M. Anne Szostak
CEO and Founder
Szostak Partners, LLC

Joseph V. Vumbacco
Retired Vice Chairman
Health Management Associates, Inc.

Form 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, is included as part of this 2012 Annual Review, has been furnished to all stockholders together with the proxy statement for the 2013 Annual Meeting of Stockholders, which is scheduled to be held on May 8, 2013, and is incorporated herein by reference. Additionally, copies of the Annual Report on Form 10-K are available on the Internet by visiting the EDGAR section of the Securities and Exchange Commission (SEC) website (sec.gov/edgar.shtml) or the Investors section of idexx.com. The Company will provide a copy of its Annual Report on Form 10-K, without charge, upon written request from stockholders to Investor Relations at the address provided below.

The Annual Report on Form 10-K is not accompanied by the exhibits that were filed with the SEC. These exhibits are accessible on the Internet by visiting the EDGAR section of the SEC website (sec.gov/edgar.shtml) or the Investors section of idexx.com. Similarly, the Company will furnish any such exhibits to those stockholders who request the same upon payment to the Company of its reasonable expenses in furnishing such exhibits. Requests for such exhibits should be made to Investor Relations at the address provided below.

Investor Relations
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine 04092
Tel: 1-207-556-8155
Fax: 1-207-556-4427
Email: investorrelations@idexx.com

References to websites are inactive textual references only and the content of our website should not be deemed incorporated by reference into this Annual Review for any purpose.

View our interactive Annual Review by visiting the Investors section of idexx.com.

Quarterly Reports and Proxy Statements

Forms 10-Q and proxy statements can be obtained via the Investors section of idexx.com or by email.

Annual Meeting

May 8, 2013, 10:00 a.m.
IDEXX Laboratories, Inc.
Corporate Offices
One IDEXX Drive
Five Star Industrial Park
Westbrook, Maine 04092
Tel: 1-207-556-0300

Stock Listing

NASDAQ Global Select Market
Trading Symbol: IDXX

Transfer Agent and Registrar

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Tel: 1-800-937-5449
Email: info@amstock.com

Corporate Offices

IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine 04092
Tel: 1-207-556-0300
Fax: 1-207-556-4346
idexx.com



"They said, 'We would really like to have an opportunity to learn some sign language. Could you teach us?' I was so struck by that, and I remember saying, 'Really? You want to learn sign language?'"

— Meg Tupa-Lo, Laboratory Technician

Empower and reward our employees

Empowering IDEXX employees means giving them the tools and flexibility they need to communicate with one another and to foster innovation, collaboration and, above all, camaraderie.

Launched in 2011, the annual "my VOICE" Employee Engagement Survey is a catalyst for improved communications. Innovative ways to approach e-overload, the establishment of collaborative work environments in many of our facilities and new social media guidelines are just a few examples of how the Company identified opportunities for communication improvement in 2012.

However, the story of one individual in our Elmhurst, Illinois, reference laboratory truly exemplifies how the survey inspires enhanced communication and demonstrates how our employees are empowered to make positive change.

Meg Tupa-Lo is deaf, so in the fast-paced lab environment, she used to experience isolation and loneliness because of the inherent communication barriers between her and her fellow employees.

Meg's coworkers also found sharing information in the lab to be challenging and determined that better communication could improve both process and personal relationships.

Last year, Meg was approached by a number of employees who recognized that she could help them learn a new way to communicate.

"They said, 'We would really like to have an opportunity to learn some sign language. Could you teach us?' I was so struck by that, and I remember saying, 'Really? You want to learn sign language?'" she recalls. "They wanted to get to know me better, and that touched my heart."

Meg snapped into action and went the extra mile to improve communications at the lab by offering American Sign Language workshops for fellow employees; she also aspires to use social media to develop online tools to help employees communicate critical business functions more efficiently.

The result is an improvement in the personal and professional lives of the Elmhurst employees who now feel a deeper connection to Meg as a coworker and a friend.

"I feel that the 'my VOICE' survey has created the opportunity for employees to share their opinions and to speak up about what will make their lives better here every day," says fellow Elmhurst lab technician, Suzanne Chevalier. "Meg has made us aware of the way we communicate with each other, not just with her. She has made us aware of ourselves."



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IDEXX
LABORATORIES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2012**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________.

COMMISSION FILE NUMBER: 0-19271

IDEXX LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**01-0393723**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
ONE IDEXX DRIVE, WESTBROOK, MAINE	**04092**
(Address of principal executive offices)	*(ZIP Code)*

Registrant's telephone number, including area code: **207-556-0300**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.10 par value per share	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Based on the closing sale price on June 30, 2012 of the registrant's Common Stock as reported by the NASDAQ Global Market, the aggregate market value of the voting stock held by non-affiliates of the registrant was $5,216,189,814. For these purposes, the registrant considers its directors and executive officers to be its only affiliates.

The number of shares outstanding of the registrant's Common Stock was 54,579,344 on February 8, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Part III—Specifically identified portions of the Company's definitive proxy statement to be filed in connection with the Company's 2013 Annual Meeting, to be held on May 8, 2013, are incorporated herein by reference.

IDEXX LABORATORIES, INC.
Annual Report on Form 10-K
Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K for the year ended December 31, 2012 contains statements which, to the extent they are not statements of historical fact, constitute "forward-looking statements." Such forward-looking statements about our business and expectations within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), include statements relating to future revenue growth rates, earnings and other measures of financial performance; the effect of economic downturns on our business performance; demand for our products; realizability of assets; future cash flow and uses of cash; future repurchases of common stock; future levels of indebtedness and capital spending; interest expense; warranty expense; share-based compensation expense; and competition. Forward-looking statements can be identified by the use of words such as "expects," "may," "anticipates," "intends," "would," "will," "plans," "believes," "estimates," "should," and similar words and expressions. These forward-looking statements are intended to provide our current expectations or forecasts of future events; are based on current estimates, projections, beliefs, and assumptions; and are not guarantees of future performance. Actual events or results may differ materially from those described in the forward-looking statements. These forward-looking statements involve a number of risks and uncertainties as more fully described under the heading "Part I, Item 1A. Risk Factors" in this Annual Report on Form 10-K. The risks and uncertainties discussed herein do not reflect the potential impact of any mergers, acquisitions or dispositions. In addition, any forward-looking statements represent our estimates only as of the day this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission ("SEC") and should not be relied upon as representing our estimates as of any subsequent date. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates or expectations change.

PART I

ITEM 1. BUSINESS

We develop, manufacture and distribute products and provide services primarily for the companion animal veterinary, livestock and poultry, water testing and dairy markets. We also sell a line of portable electrolytes and blood gas analyzers for the human point-of-care medical diagnostics market. Our primary products and services are:

- Point-of-care veterinary diagnostic products, comprising instruments and consumables, and rapid assays;
- Veterinary reference laboratory diagnostic and consulting services used by veterinarians;
- Practice management systems and services and digital radiography systems used by veterinarians;
- Biological materials testing and laboratory diagnostic instruments and services used by the biomedical research community;
- Diagnostic and health-monitoring products for livestock and poultry;
- Products that test water for certain microbiological contaminants;
- Products that test milk for antibiotic residues and other contaminants; and
- Point-of-care electrolytes and blood gas analyzers used in the human point-of-care medical diagnostics market.

We are a Delaware corporation and were incorporated in 1983. Our principal executive offices are located at One IDEXX Drive, Westbrook, Maine 04092, our telephone number is 207-556-0300, and our Internet address is www.idexx.com. References herein to "we," "us," the "Company," or "IDEXX" include our wholly-owned subsidiaries and majority-owned subsidiaries unless the context otherwise requires. References to our Web site are inactive textual references only and the content of our Web site should not be deemed incorporated by reference into this Form 10-K for any purpose.

We make available free of charge on our Web site our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we file such information with, or furnish it to, the SEC. In addition, copies of our reports filed electronically with the SEC may be accessed on the SEC's Web site at www.sec.gov. The public may also read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

DESCRIPTION OF BUSINESS BY SEGMENT

During 2012, we operated primarily through three business segments: diagnostic and information technology-based products and services for the veterinary and bioresearch markets, which we refer to as the Companion Animal Group ("CAG"), water quality products ("Water") and products for livestock and poultry health, which we refer to as Livestock and Poultry Diagnostics ("LPD"). Prior to the second quarter of 2010, we referred to our LPD segment as our Production Animal Segment. We also operate two smaller operating segments that comprise products for milk quality and safety ("Dairy") and products for the human point-of-care medical diagnostics market ("OPTI Medical"). Financial information about the Dairy and OPTI Medical operating segments is combined and presented with one of our remaining pharmaceutical product lines and our out-licensing arrangements in an "Other" category because they do not meet the quantitative or qualitative thresholds for reportable segments. See Note 15 to the consolidated financial statements for the year ended December 31, 2012 included in this Annual Report on Form 10-K for financial information about our segments, including geographic information, and our product and service categories.

COMPANION ANIMAL GROUP

CAG offers a set of discrete products and services as described below. The breadth and complementary nature of our products and services permit us to offer integrated disease-management diagnostic solutions that leverage the advantages of both point-of-care and outside laboratory testing, facilitate the flow of medical and business information in the veterinary practice and between the veterinary practice and its clients, and provide us with scale in sales and distribution. Our objective is to provide veterinarians with the tools and services to enhance the pet owner experience with veterinary medical care, while also growing veterinary practice revenues and improving staff efficiencies.

VetConnect® PLUS. In the third quarter of 2012, we launched VetConnect® PLUS, a cloud-based technology that enables veterinarians to access and analyze patients' diagnostic data from both IDEXX in-house analyzers, Rapid Assays and IDEXX Reference Laboratories in one place. VetConnect® PLUS combines all results that have been run on a patient with IDEXX VetLab® Station and Reference Laboratories, and thus allows the veterinarian to easily see and trend patient-specific diagnostic results, enabling greater medical insight. In addition, VetConnect® PLUS provides instant mobile or Internet access to results, whether run at IDEXX Reference Labs or on in-house equipment. Results can easily be printed or emailed from VetConnect® PLUS to pet owners or other veterinarians. In this way, VetConnect® PLUS can aid the veterinarian and the practice staff in engaging the pet owner in the patient's care, which can support greater compliance to care recommendations or preventive care protocols.

Instruments and Consumables

We currently market an integrated suite of in-house laboratory analyzers for use in providing reference laboratory quality diagnostic results in companion animal veterinary practices that we refer to as the IDEXX VetLab® suite of analyzers. The IDEXX VetLab® suite includes several instrument systems, as well as associated proprietary consumable products, all of which are described below:

Blood and Urine Chemistry. We sell two chemistry analyzers, the Catalyst Dx® Chemistry Analyzer and the VetTest® Chemistry Analyzer, that are used by veterinarians to measure levels of certain enzymes and other substances in blood or urine for monitoring health status and assistance in diagnosing physiologic conditions. Both instruments use consumables manufactured for IDEXX by Ortho-Clinical Diagnostics, Inc. ("Ortho"), a subsidiary of Johnson & Johnson, based on Ortho's dry slide technology ("Catalyst Dx® slides," "VetTest® slides" or "slides"). In addition, the Catalyst Dx® analyzer also uses dry slide electrolyte consumables manufactured by IDEXX at OPTI Medical Systems, one of our wholly-owned subsidiaries. Blood tests commonly run on these analyzers include glucose, alkaline phosphatase, ALT (alanine aminotransferase), albumin, calcium, creatinine, blood urea nitrogen ("BUN"), and total protein. Tests are sold individually and in prepackaged panels. Both analyzers also run a urine test called urine protein:creatinine ratio, which assists in the detection of early renal disease.

The Catalyst Dx® analyzer is our latest generation chemistry analyzer, which was launched in 2008. The Catalyst Dx® analyzer provides significantly improved throughput, ease of use and menu relative to the VetTest® analyzer, including the ability to run electrolytes. Key ease-of-use features include the ability to run a whole blood sample using an on-board centrifuge, the ability to run pre-packaged, multi-slide clips in addition to single chemistry slides, and an automated metering system. The Catalyst Dx® analyzer also enables automated dilutions, which is an ease-of-use feature both for certain blood chemistries and the test for urine protein:creatinine ratio. The Catalyst Dx® analyzer allows a veterinarian to run multiple patient samples simultaneously; to run different sample types including whole blood, plasma, serum and urine; to perform 28 different chemistry and electrolyte tests; and to automatically calculate other parameters and ratios important to blood chemistry analysis. In addition, the Catalyst Dx® analyzer runs a test to measure phenobarbital levels in blood, allowing veterinarians to adjust anticonvulsant medication more quickly and efficiently.

Our VetLyte® Electrolyte Analyzer measures three electrolytes—sodium, potassium and chloride—to aid in evaluating acid-base and electrolyte balances and assessing plasma hydration.

Our VetStat® Electrolyte and Blood Gas Analyzer measures electrolytes, blood gases, glucose and ionized calcium, and calculates other parameters, such as base excess and anion gap. These measurements aid veterinarians in diagnosing various disease states, evaluating fluid therapy choices and measuring respiratory function. The VetStat® analyzer runs single-use disposable cassettes that contain various configurations of analytes. The VetStat® analyzer and its cassettes are manufactured by OPTI Medical Systems.

Sales of consumables for use in our installed base of chemistry analyzers provide the majority of consumables volumes and revenues generated from our installed base of IDEXX VetLab® equipment.

Hematology. We sell four hematology analyzers that assess the cellular components of blood, including red blood cells, white blood cells and platelets (also called a complete blood count ("CBC")). These analyzers include the ProCyte Dx® Hematology Analyzer, which uses laser-flow cytometry, optical fluorescence and laminar-flow impedance in its analysis; the LaserCyte® Hematology Analyzer and the newly launched LaserCyte® Dx Hematology Analyzer, which both use laser-flow cytometry technology in their analysis; and the IDEXX VetAutoread™ Hematology Analyzer. In addition, the ProCyte Dx® Hematology Analyzer, the LaserCyte® Dx Hematology Analyzer and the LaserCyte® Hematology Analyzer each have the ability to analyze the components of certain body fluids. We also sell the Coag Dx™ Analyzer, which permits the detection and diagnosis of blood clotting disorders.

The ProCyte Dx® analyzer is our premier hematology analyzer, which we launched in 2010. The ProCyte Dx® analyzer provides significantly improved throughput, accuracy and more complete medical information relative to the LaserCyte® and VetAutoread™ hematology analyzers. The ProCyte Dx® analyzer provides up to 24 different blood parameters including the ability to detect band neutrophils and nucleated red blood cells for a more complete picture of a patient's health. The ProCyte Dx® is validated for nine companion animal species (canine, feline, equine, bovine, ferret, rabbit, gerbil, pig and mini pig) with research and development efforts focused on validating results for additional species. In January 2013, we launched the LaserCyte® Dx Hematology Analyzer, which combines the advanced capabilities of the original LaserCyte® Hematology Analyzer with several features of our ProCyte Dx® analyzer.

Quantitative Immunoassay Testing. With multiple-patient testing functionality, the SNAPshot Dx® analyzer provides quantitative measurements of total thyroxine (“T_4”), cortisol and bile acids to assist in the evaluation of thyroid, adrenal and liver function, respectively. The SNAPshot Dx® analyzer also reads, interprets and records the results of many IDEXX rapid assay SNAP® tests, including our canine SNAP® 4Dx® and SNAP® 4Dx® Plus tests, feline SNAP® FIV/FeLV Combo test, canine SNAP® cPL™ test, feline SNAP® fPL™ test, SNAP® Feline Triple® test and canine SNAP® Heartworm RT test.

Urinalysis. The IDEXX VetLab® UA™ Analyzer provides rapid, semi-quantitative chemical urinalysis and is validated specifically for veterinary use.

IDEXX VetLab® Station. The IDEXX VetLab® Station (“IVLS”) connects and integrates the diagnostic information from all the IDEXX VetLab® equipment and thus provides reference laboratory information management system capability. We sell the IVLS as an integral component of the Catalyst Dx®, LaserCyte®, LaserCyte® Dx and ProCyte Dx® analyzers and also as a standalone hardware platform. The IVLS includes a user interface to simplify laboratory work flow, connect with a practice management system and send information to run the individual analyzers. IVLS also generates one integrated patient report incorporating all of the lab work generated by the IDEXX VetLab® suite; stores, retrieves and analyzes historical patient diagnostics data, including SNAP® test results; and sends and receives information from practice management systems, including the IDEXX Cornerstone® system, as well as a wide variety of third-party systems. IVLS also connects back to IDEXX through SmartService™ Solutions, a secure Internet link that enables us to provide diagnostic service, software updates and support for certain IDEXX VetLab® instruments through remote access.

Rapid Assays

We sell a broad range of single-use, handheld test kits under the SNAP® name that provide quick, accurate and convenient diagnostic test results for a variety of companion animal diseases and health conditions. These kits work without the use of instrumentation, although many kits may also be read automatically by the SNAPshot Dx® analyzer as discussed above.

Principal single-use canine tests are:

- SNAP® 4Dx® Plus, launched during the second quarter of 2012, which tests for the tick-borne diseases Lyme disease, Ehrlichia canis, Ehrlichia ewingii, Anaplasma phagocytophilum and Anaplasma platys and the mosquito-borne disease canine heartworm;
- SNAP® 4Dx®, which tests for the tick-borne diseases Lyme disease, Ehrlichia canis and Anaplasma phagocytophilum and the mosquito-borne disease canine heartworm;
- SNAP® 3Dx®, which tests for Lyme disease, Ehrlichia canis and canine heartworm;
- SNAP® Heartworm RT, which tests for canine heartworm;
- SNAP® Parvo, which tests for parvovirus, a virus causing life-threatening damage to the immune system and intestinal tract;
- SNAP® cPL™, which tests for canine pancreatitis;
- SNAP® Giardia, which is a fecal test for soluble Giardia antigens, a common cause of waterborne infection; and
- SNAP® Leishmania, which tests for a parasitological disease transmitted by mosquitoes that affects biological systems and vital organs.

Principal single-use feline tests are:

- SNAP® Feline Triple®, which tests for feline immunodeficiency virus (“FIV”) (which is similar to the human AIDS virus), feline leukemia virus (“FeLV”), and feline heartworm;
- SNAP® FIV/FeLV Combo Test, which tests for FIV and FeLV;
- SNAP® FeLV, which tests for FeLV;
- SNAP® fPL™, which we launched during the second quarter of 2011, tests for feline pancreatitis; and
- SNAP® Giardia, which is a fecal test for soluble Giardia antigens.

Sales of canine vector-borne disease tests, including SNAP® 4Dx® Plus, SNAP® 4Dx®, SNAP® 3Dx® and SNAP® Heartworm RT, are greater in the first half of our fiscal year due to seasonality of disease testing in the veterinary practice.

In addition to our single-use tests, we sell a line of microwell-based test kits under the PetChek® name for canine heartworm, FIV and FeLV. Larger clinics and laboratories use these kits to test multiple samples and provide ease-of-use and cost advantages to high-volume customers.

Reference Laboratory Diagnostic and Consulting Services

Reference Laboratory Diagnostic Services. We offer commercial reference laboratory diagnostic and consulting services to veterinarians worldwide, including customers in the U.S., Europe, Canada, Australia, Japan, South Africa, China and South Korea. Customers use our services by submitting samples by courier or overnight delivery to one of our facilities. Most test results have same-day or next-day turnaround times. Our laboratories offer a large selection of tests and diagnostic panels to detect a number of disease states and other conditions in animals, including virtually all tests that can be run in-clinic at the veterinary practice with our instruments or rapid assays. This menu of tests also includes a number of specialized and proprietary tests that we have developed that allow practitioners to diagnose increasingly relevant conditions in dogs and cats, including heart disease, allergies, pancreatitis and infectious diseases. Canine vector-borne disease testing volumes are greater in the first half of our fiscal year due to seasonality of disease testing in the veterinary practice.

Health Monitoring and Biological Materials Testing. In November 2011, we acquired the research and diagnostic laboratory ("RADIL") business of the College of Veterinary Medicine from the University of Missouri. RADIL provides health monitoring and diagnostic testing services to bioresearch customers in North America, Europe and Asia. The financial results of RADIL are reflected in the financial results of our reference laboratory diagnostic and consulting services business.

Consulting Services. Additionally, we provide specialized veterinary consultation, telemedicine and advisory services, including radiology, cardiology, internal medicine and ultrasound consulting. These services enable veterinarians to obtain readings and interpretations of test results transmitted by telephone and over the Internet.

Practice Management and Digital Imaging Systems and Services

Practice Management Systems and Services. We develop, market and sell practice management systems, including hardware and software, and services that run key functions of veterinary clinics, including managing patient electronic health records, scheduling (including boarding and grooming), client communication, billing and inventory management. Our principal practice management system is Cornerstone®. We also support several legacy practice management systems installed with our customers, including IDEXX Better Choice®, IDEXX VPM™ and IDEXX VetLINK®. In December 2012, we acquired the assets of Sneakers Software, Inc., which sold DVMAX® Veterinary Practice Management Software and such acquisition did not have a material effect on our results of operation in 2012 and is not expected to have a material effect on our results of operation in 2013.

Our practice management services include Cornerstone® Coaching, Practice Profile™, IDEXX Reminder Service, VetVault® Backup Solution, PetDetect® Pet Identification System and Pet Health Network® Pro. Pet Health Network® Pro, beta launched in the third quarter of 2012, is a subscription-based service that permits veterinarians to provide online communication and education to pet owners before, during and after each patient visit. We anticipate a full commercial launch of Pet Health Network® Pro during the first quarter of 2013. Certain of our services are compatible with non-IDEXX practice management systems.

Digital Imaging Systems and Services. Our digital radiography systems capture radiographic images in digital form, replacing traditional x-ray film and the film development process, which generally requires the use of hazardous chemicals and darkrooms. We market and sell two digital radiography systems for use in the small animal veterinary hospital: the IDEXX I-Vision CR®, our latest generation computed radiography system, which we launched in September 2011 and the IDEXX-DR™ 1417 system. We also market and sell the IDEXX EquiView® DR system for use as a portable unit in ambulatory veterinary practices, such as equine practices.

Our digital radiography systems use picture archiving and communication system ("PACS") software, IDEXX-PACS™ and IDEXX EquiView PACS®, for the viewing, manipulation, management, storage and retrieval of the digital images generated by the digital capture plate. The PACS software also permits images from our digital radiography systems to be integrated into patients' medical records in the Cornerstone® system, as well as transferred to other practice management systems. In September 2011, we launched IDEXX I-Vision Mobile™, an application that allows veterinarians with the IDEXX-DR™ 1417 and IDEXX I-Vision CR™ systems, as well as our legacy digital radiography systems, to request, view and send images using an iPad® or an Android™ mobile tablet. This application integrates with our IDEXX-PACS™ software.

WATER

We offer a range of products used in the detection and quantification of various microbiological parameters in water.

Our principal products are the Colilert®, Colilert®-18 and Colisure® tests, which simultaneously detect the presence of total coliforms and *E. coli* in water. These organisms are broadly used as microbial indicators for potential fecal contamination in water. These products utilize nutrient-indicators that produce a change in color or fluorescence when metabolized by target microbes in the sample. Our water tests are used by government laboratories, water utilities and private certified laboratories to test drinking water in compliance with regulatory standards, including U.S. Environmental Protection Agency ("EPA") standards. The tests also are used in evaluating water used in production processes (for example, in beverage and pharmaceutical applications) and in evaluating bottled water, recreational water, waste water and water from private wells.

Our Enterolert® products detect the presence of enterococci in drinking, waste and recreational waters. Enterococci, bacteria normally found in human and animal waste, are organisms broadly used as microbial indicators for potential fecal contamination in water. Our Pseudalert® products detect the presence of *Pseudomonas aeruginosa* in pool, spa and bottled water. *Pseudomonas aeruginosa* is a pathogen that can cause "hot-tub rash," "swimmer's ear" and potentially fatal infections in immunocompromised individuals. Our Filta-Max® and Filta-Max *xpress*® products are used in the detection of *Cryptosporidium* and *Giardia* in water. *Cryptosporidium* and *Giardia* are parasites that can cause potentially fatal gastrointestinal illness if ingested. We also distribute certain water testing kits manufactured by Life Technologies Corporation that complement our *Cryptosporidium* and *Giardia* testing products.

Our Quanti-Tray® products, when used in conjunction with our Colilert®, Colilert®-18, Colisure®, Enterolert®, Pseudalert™ or Heterotrophic Plate Count (HPC) products, provide users quantitative measurements of microbial contamination, rather than a presence/absence indication. Our SimPlate for HPC product detects the total number of the most common bacteria in a water sample.

We also sell consumables, parts and accessories to be used with many of our water testing products.

LIVESTOCK AND POULTRY DIAGNOSTICS

We sell diagnostic tests and related instrumentation that are used to detect a wide range of diseases and to monitor health status in livestock and poultry. Our livestock and poultry diagnostic products are purchased by government and private laboratories that provide testing services to cattle, swine and poultry veterinarians and producers. Our principal products include tests for Bovine Viral Diarrhea Virus ("BVDV") and Porcine Reproductive and Respiratory Syndrome ("PRRS"). BVDV is a common and contagious viral infection that suppresses the immune system, making the animal susceptible to a host of other infections, impacting beef and dairy production yields as a result. PRRS is a contagious virus causing reproductive problems and respiratory diseases. In the fourth quarter of 2012, we launched a milk-based pregnancy test for detecting pregnancy in dairy cattle, which provides a means to optimize reproductive efficiency. Since 2009, changes in testing regulations pertaining to Bovine Spongiform Encephalopathy ("BSE" or "mad cow disease") have led to a decline in revenues from sales of our BSE test products. Revenue from BSE testing products was less than $10 million during the twelve months ended December 31, 2012. BSE is a fatal neurodegenerative disease in cattle that causes a spongy degeneration in the brain and spinal cord.

OTHER

Dairy

The principal products in our Dairy business are our SNAP® tests used to detect antibiotic drug residue in milk. Dairy producers and processors worldwide use our tests for quality and safety assurance of raw milk. Our primary product line for detecting antibiotic residue in milk is SNAP® Beta-Lactam, which detects penicillin, amoxicillin, ceftiofur and cephapirin residues, followed by SNAPduo® Beta-Tetra, which detects certain tetracycline antibiotic residues in addition to those detected by the SNAP® Beta Lactam test kits. We also sell SNAP® tests for the detection of certain other contaminants in milk, such as chemical melamine and Aflatoxin M1.

OPTI Medical Systems

We sell OPTI® point-of-care analyzers and related consumables for use in human medical hospitals and clinics to measure electrolytes, blood gases, acid-base balance, glucose, lactate, BUN and ionized calcium, and to calculate other parameters such as base excess and anion gap. These analyzers are used primarily in emergency rooms, operating rooms, cardiac monitoring areas and other locations where time-critical diagnostic testing is performed within the hospital setting. The OPTI® CCA and OPTI® Touch Electrolyte and Blood Gas Analyzers run single-use disposable cassettes that contain various configurations of analytes; the OPTI® R Analyzer runs reusable cassettes in various analyte configurations; and the OPTI® LION™ Stat Electrolyte Analyzer runs single-use electrolyte cassettes. OPTI Medical Systems also manufactures our VetStat® analyzer, an instrument and consumable system that is a member of the IDEXX VetLab® suite for the veterinary market. In addition, OPTI Medical Systems provides the electrolyte module and dry slide reagents that make up the electrolyte testing functionality of the Catalyst Dx® analyzer.

Other Activities

In the fourth quarter of 2008, we sold our Acarexx® and SURPASS® veterinary pharmaceutical products and a feline insulin product under development. Upon completion of this transaction we restructured the remaining pharmaceutical division and realigned two of our pharmaceutical product lines to the Rapid Assay line of business, which is part of CAG, and realigned the remainder of the products, which comprised of one product line and two out-licensing arrangements in effect at the time of the realignment, to the Other segment. We retained certain drug delivery technologies that we have continued to seek to commercialize through agreements with third parties, such as pharmaceutical companies, that we also include in the Other segment. We earned milestone payments of $3.5 million, $3.0 million and $3.0 million in 2012, 2011 and 2010, respectively, in connection with the achievement of certain sales milestones by the acquirer following commercialization of the feline insulin product. See Note 22 to the consolidated financial statements for the year ended December 31, 2012 included in this Annual Report on Form 10-K for additional information regarding the restructuring of our pharmaceutical business. Since realignment to the Rapid Assay line of business, we have discontinued the production and sale of one of the remaining pharmaceutical product lines. Neither this product line nor the second remaining product line is or was a significant contributor to revenue in the Rapid Assay line of business.

MARKETING AND DISTRIBUTION

We market, sell and service our products worldwide through our marketing, sales and technical service groups, as well as through independent distributors and other resellers. We maintain sales offices outside the U.S. in Australia, Canada, China, France, Germany, Italy, Japan, the Netherlands, Spain, Switzerland, Taiwan, the United Kingdom, South Africa, Poland and South Korea. Sales and marketing expense was $217.0 million, $204.9 million and $179.6 million for the twelve months ended December 31, 2012, 2011 and 2010, respectively, or 16.8% of consolidated revenue in each of 2012 and 2011 and 16.3% of consolidated revenue in 2010.

Generally, we select the appropriate distribution channel for our products based on the type of product, technical service requirements, number and concentration of customers, regulatory requirements and other factors. We market our companion animal diagnostic products to veterinarians both directly and through independent veterinary distributors in the U.S., with most instruments sold directly by IDEXX sales personnel and rapid assay test kits and instrument consumables supplied primarily by distributors. Outside the U.S., we sell our companion animal diagnostic products through our direct sales force and, in certain countries, through distributors and other resellers. We sell our veterinary reference laboratory diagnostic and consulting services worldwide through our direct sales force. We market our software and digital radiography products through our direct sales force and through distributors primarily in the U.S. and Canada. We market our water, livestock and poultry and dairy products primarily through our direct sales force in the U.S. and Canada. Outside the U.S. and Canada, we market these products through selected independent distributors and, in certain countries, through our direct sales force. We sell our OPTI® electrolyte and blood gas analyzers both directly and through independent human medical product distributors in the U.S. and we sell most of the related consumables through the distribution channel. Outside the U.S., we sell our OPTI® products primarily through distributors and other resellers.

Our largest customers are our U.S. distributors of our products in the CAG segment. One of our CAG distributors, Butler Schein Animal Health Supply, LLC ("Butler"), accounted for 9% of our consolidated revenue in each of 2012, 2011 and 2010.

RESEARCH AND DEVELOPMENT

Our business includes the development and introduction of new products and services and may involve entry into new business areas. We maintain active research and development programs in each of our business areas. Our research and development expenses, which consist of salaries, employee benefits, materials and external consulting and development costs, were $82.0 million, $76.0 million and $68.6 million for the twelve months ended December 31, 2012, 2011 and 2010, respectively, or 6.3% of revenue in 2012 and 6.2% of revenue in each of 2011 and 2010.

PATENTS AND LICENSES

We actively seek to obtain patent protection in the U.S. and other countries for inventions covering our products and technologies. We also license patents and technologies from third parties.

Important patents and licenses include:

- Exclusive licenses from the University of Texas and Tulane University to patents that expire in 2017 and 2019, respectively, relating to reagents and methods for the detection of Lyme disease utilized in certain of our SNAP® products and a reference laboratory diagnostic test;
- A patent concerning the Colilert®-18 product that expires in 2014;
- A patent concerning the Quanti-Tray® product that expires in 2014;
- A patent that relates to certain methods and kits for simultaneously detecting antigens and antibodies, which covers certain of our SNAP® products, including our canine and feline combination tests, that expires in 2014;
- Patents covering various reagents, kits and/or immunoassays for detecting FIV antibodies utilized in certain of our SNAP® products that expire beginning in 2014;
- An exclusive license from Boehringer Ingelheim to certain patents covering reagents and methods for detecting PRRS that expire in 2014;
- An exclusive license from Cornell University to patents covering methods for detecting BVDV that expire beginning in 2017;
- Patents concerning the SNAP® immunoassay platform that expire in 2015; and
- Patents concerning Catalyst Dx® consumables that expire beginning in 2023.

To the extent some of our products may now, or in the future, embody technologies protected by patents, copyrights or trade secrets of others, we may be required to obtain licenses to such technologies in order to continue to sell our products. These licenses may not be available on commercially reasonable terms or at all. Our failure to obtain any such licenses may delay or prevent the sale of certain new or existing products. See "Part I, Item 1A. Risk Factors."

PRODUCTION AND SUPPLY

Many of the instruments that we sell are manufactured by third parties and we rely on third parties to supply us with certain important components, raw materials and consumables used in or with our products. In some cases these third parties are sole or single source suppliers.

Instruments and consumables. Significant products supplied by sole and single source providers include VetTest® analyzers and consumables, Catalyst Dx® consumables (other than electrolyte consumables), LaserCyte® and LaserCyte® Dx consumables and VetAutoread™, VetLyte®, and ProCyte Dx® analyzers and consumables.

VetTest® and Catalyst Dx® chemistry slides are supplied by Ortho under supply agreements that are currently set to expire at the end of 2028. We are required to purchase all of our requirements for our current menu of VetTest® and Catalyst Dx® chemistry slides from Ortho to the extent Ortho is able to supply those requirements. The agreements provide for pricing based on purchase volumes and a fixed annual inflationary adjustment. The agreements also prohibit Ortho from promoting and selling these chemistry slides in the veterinary market other than to IDEXX.

We purchase other analyzers and consumables under supply agreements with terms extending through 2032, which in some cases may be extended at our option. We have minimum purchase obligations under some of these agreements, and our failure to satisfy these obligations may result in loss of some or all of our rights under these agreements. See "Part I, Item 1A. Risk Factors."

Other components. We purchase certain other products, raw materials and components from sole and single source suppliers. These products include certain digital radiography systems and certain components used in our SNAP® rapid assay and dairy devices, livestock and poultry testing kits and water testing products.

Certain components incorporated into our SNAP® products and certain livestock and poultry testing kits are supplied by Moss, Inc. ("Moss") under a supply agreement that either party may terminate with 24 months prior written notice. We are required annually to purchase a minimum amount from Moss equal to our average purchase volumes in 2004, 2005 and 2006. Annual price increases are capped at 3%. Pursuant to the terms of the supply agreement, Moss has escrowed its manufacturing information relating to the components, which may be released to us upon certain triggering events that would render Moss incapable of supplying the components to us. If such a triggering event occurs, we will make royalty payments to Moss for the use of such information until Moss is able to again begin manufacturing.

We have been successful in ensuring an uninterrupted supply of products purchased from sole and single source suppliers. However, there can be no assurance that uninterrupted supply can be maintained if these agreements terminate for any reason or our suppliers otherwise are unable to satisfy our requirements for products. See "Part I, Item 1A. Risk Factors."

BACKLOG

We do not generally maintain significant backlog and believe that our backlog at any particular date historically has not been indicative of future sales.

COMPETITION

We face intense competition within the markets in which we sell our products and services. This competition is intensifying and increasing, as new competitors have entered our markets and some of our competitors have expanded the range of products and services offered to the companion animal veterinary market and expanded the geographic scope of their operations. In addition, we have to compete with changing technologies, which could affect the marketability of our products and services. Our competitive position will depend on our ability to develop proprietary or highly differentiated products and services, integrate our products, develop and maintain effective sales channels, attract and retain qualified scientific and other personnel, develop and implement production and marketing plans, obtain or license patent rights, and obtain adequate capital resources.

We compete with many companies ranging from large human pharmaceutical and medical diagnostics companies to small businesses focused on animal health. Our companion animal veterinary diagnostic products and services compete with both reference laboratory service and in-clinic product providers. Our competitors vary in our different markets. In some markets, academic institutions, governmental agencies and other public and private research organizations conduct research activities and may commercialize products or services, which could compete with our products, on their own or through joint ventures. Several of our direct and indirect competitors have substantially greater capital, manufacturing, marketing, and research and development resources than we do.

Competitive factors in our different business areas are detailed below:

- Companion animal diagnostic offerings. We compete primarily on the basis of ease of use and speed of our products, diagnostic accuracy, product quality, breadth of our product line and services, technology, information management capability, availability of medical consultation, effectiveness of our sales and distribution channels, quality of our technical and customer service, and our pricing relative to the value of our products and services in comparison with competitive products and services. Our major competitors in most geographic locations in North America are Antech Diagnostics, a unit of VCA Antech, Inc., and Abaxis, Inc.
- Water, livestock and poultry and dairy testing products. We compete primarily on the basis of the ease of use, speed, accuracy, product quality, and other performance characteristics of our products and services (including unique tests), the breadth of our product line and services, the effectiveness of our sales and distribution channels, the quality of our technical and customer service, our ability to receive regulatory endorsements from governing agencies, and our pricing relative to the value of our products in comparison with competitive products and services. Our competitors include highly focused smaller companies and multi-billion dollar companies with small livestock and poultry diagnostics and water testing solution franchises.
- Practice management and digital imaging systems and services. We compete primarily on the basis of functionality, connectivity to equipment and other systems, performance characteristics, effectiveness of our implementation, training process and customer service, information handling capabilities, advances in technologies, and our pricing relative to the value of our products and services. We sell these products primarily in North America where our largest competitor is Butler.
- Electrolyte and blood gas analyzers for the human point-of-care medical diagnostics market. We compete primarily with large human medical diagnostics companies such as Radiometer A/S, Siemens Medical Solutions Diagnostics, Instrumentation Laboratory, Abbott Diagnostics, and Roche Diagnostics. We compete primarily on the basis of the ease of use, menu, convenience, international distribution and service, instrument reliability, and our pricing relative to the value of our products.

GOVERNMENT REGULATION

Many of our products are subject to comprehensive regulation by U.S. and foreign regulatory agencies that relate to, among other things, product approvals, manufacturing, distribution, marketing and promotion, labeling, recordkeeping, testing, quality, storage, and product disposal. The following is a description of the principal regulations affecting our businesses.

Veterinary diagnostic products. Diagnostic tests for animal health infectious diseases, including most of our livestock and poultry products and our rapid assay products, are regulated in the U.S. by the Center for Veterinary Biologics within the United States Department of Agriculture ("USDA") Animal and Plant Health Inspection Service ("APHIS"). These products must be approved by APHIS before they may be sold in the U.S. The APHIS regulatory approval process involves the submission of product performance data and manufacturing documentation. Following regulatory approval to market a product, APHIS requires that each lot of product be submitted for review before release to customers. In addition, APHIS requires special approval to market products where test results are used in part for government-mandated disease management programs. A number of foreign governments accept APHIS approval as part of their separate regulatory approvals. However, compliance with an extensive regulatory process is required in connection with marketing diagnostic products in Japan, Germany, the Netherlands and many other countries. We also are required to have a facility license from APHIS to manufacture USDA-licensed products. We have a facility license for our manufacturing facility in Westbrook, Maine and our distribution center in Memphis, Tennessee. Our manufacturing facility in Montpellier, France has been approved by APHIS and we have a permit to import products manufactured in Montpellier, France to the U.S. for distribution.

Our veterinary diagnostic instrument systems are veterinary medical devices regulated by the U.S. Food and Drug Administration ("FDA") under the Food, Drug and Cosmetics Act (the "FDC Act"). While the sale of these products does not require premarket approval by the FDA and does not subject us to the FDA's current Good Manufacturing Practices regulations ("cGMP"), these products must not be adulterated, mislabeled or misbranded under the FDC Act.

These instrument systems also are subject to the European Medical Device Directives, which create a single set of medical device regulations for all European Union ("EU") member countries and require companies that wish to manufacture and distribute medical devices in EU member countries to obtain European Conformity ("CE") marking for their products.

Water testing products. Our water tests are not subject to formal premarket regulatory approval. However, before a test can be used as part of a water quality monitoring program in the U.S. that is regulated by the EPA, the test must first be approved by the EPA. The EPA approval process involves submission of extensive product performance data in accordance with an EPA-approved protocol, evaluation of the data by the EPA and publication for public comment of any proposed approval in the Federal Register before final approval. Our Colilert®, Colilert®-18, Colisure®, Quanti-Tray®, Filta-Max *xpress*®, Enterolert®, and SimPlate® for heterotropic plate counts products have been approved by the EPA for use under various regulatory programs. Water testing products are subject to similarly extensive regulatory processes in other countries around the world.

Dairy testing products. Dairy products used in National Conference on Interstate Milk Shipments ("NCIMS") milk-monitoring programs are regulated by the FDA as veterinary medical devices. However, before products requiring FDA approval can be sold in the U.S., performance data must be submitted in accordance with an FDA approved protocol administered by an independent body, such as the Association of Analytical Communities Research Institute ("AOAC RI"). Following approval of a product by the FDA, the product must also be approved by NCIMS, an oversight body that includes state, federal and industry representatives. Our SNAP® Beta-Lactam antibiotic residue test product has been approved by the FDA, NCIMS and AOAC RI for sale in the U.S. While some foreign countries accept AOAC RI approval as part of their regulatory approval process, many countries have separate regulatory processes.

Human point-of-care electrolyte and blood gas analyzers. Our OPTI® instrument systems are classified as Class II medical devices, and their design, manufacture and marketing are regulated by the FDA. Accordingly, we must comply with cGMP in the manufacture of our OPTI® products. The FDA's Quality System regulations further set forth standards for product design and manufacturing processes, require the maintenance of certain records and provide for inspections of our facilities by the FDA. New OPTI® products fall into FDA classifications that require notification of and review by the FDA before marketing, and which are submitted as a 510(k) application.

OPTI® Medical products are also subject to the European Medical Device Directives and regulations governing the manufacture and marketing of medical devices in other countries in which they are sold.

Any acquisitions of new products and technologies may subject us to additional areas of government regulation. These may involve food, medical device and water-quality regulations of the FDA, the EPA and the USDA, as well as state, local and foreign governments. See "Part I, Item 1A. Risk Factors."

EMPLOYEES

At February 8, 2013, we had approximately 5,400 employees.

ITEM 1A. RISK FACTORS

Our future operating results involve a number of risks and uncertainties. Actual events or results may differ materially from those discussed in this report. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below, as well as those discussed elsewhere in this report.

Our Failure to Successfully Execute Certain Strategies Could Have a Negative Impact on Our Growth and Profitability

The companion animal healthcare industry is highly competitive and we anticipate increasing levels of competition from both existing competitors and new market entrants. Our ability to maintain or enhance our growth rates and our profitability depends on our successful execution of many elements of our strategy, which include:

- Developing, manufacturing and marketing innovative new or improved in-clinic laboratory analyzers that drive sales of IDEXX VetLab® instruments, grow our installed base of instruments, and increase demand for related consumable products, services and accessories;
- Developing and introducing new proprietary diagnostic tests and services that provide valuable medical information to our customers and effectively differentiate our products and services from those of our competitors;
- Increasing the value to our customers of our companion animal products and services by enhancing the integration of these products and the management of diagnostic information derived from our products;
- Providing our veterinary customers with the medical and business tools, information and resources that enable them to grow their practices through increased pet visits and enhanced practice of real-time care;
- Achieving cost improvements in our worldwide network of laboratories by implementing global best practices including lean processing techniques, incorporating technological enhancements including laboratory automation and a global laboratory information management system, employing purchasing strategies to maximize leverage of our global scale, increasing the leverage of existing infrastructure and consolidating testing in high volume laboratory hubs;
- Achieving cost improvements in the manufacture and service of our in-clinic laboratory analyzers by employing the benefits of economies of scale in both negotiating supply contracts and leveraging manufacturing overhead, and by improving reliability of our instruments;
- Expanding our served market and growing our market share by strengthening our sales and marketing activities both within the U.S. and in geographies outside of the U.S.;
- Identifying, completing and integrating acquisitions that enhance our existing businesses or create new business or geographic areas for us; and
- Developing and implementing new technology and licensing strategies.

If we are unsuccessful in implementing and executing on some or all of these strategies, our rate of growth or profitability may be negatively impacted.

Our Dependence on a Limited Number of Suppliers Could Limit Our Ability to Sell Certain Products or Reduce Our Profitability

We currently purchase many products and materials from sole or single sources. Some of the products that we purchase from these sources are proprietary and, therefore, cannot be readily or easily replaced by alternative sources. These products include our Catalyst Dx® and VetTest® consumables; ProCyte Dx® hematology, IDEXX VetAutoread™ hematology, VetLyte® electrolyte, IDEXX VetLab® UA™ urinalysis, VetTest® chemistry, and Coag Dx™ blood coagulation analyzers and related consumables and accessories; image capture plates used in our digital radiography systems; and certain components and raw materials used in our SNAP® rapid assay devices, water testing products, livestock and poultry diagnostic tests, dairy testing products and LaserCyte® and LaserCyte® Dx hematology analyzers. To mitigate risks associated with sole and single source suppliers, we seek when possible to enter into long-term contracts that ensure an uninterrupted supply of products at predictable prices. However, some suppliers decline to enter into long-term contracts and we are required to purchase products on a purchase order basis. There can be no assurance that suppliers with which we do not have contracts will continue to supply our requirements for products, that suppliers with which we do have contracts will always fulfill their obligations under these contracts, or that any of our suppliers will not experience disruptions in their ability to supply our requirements for products. In cases where we purchase sole and single source products or components under purchase orders, we are more susceptible to unanticipated cost increases or changes in other terms of supply. In addition, under some contracts with suppliers we have minimum purchase obligations and our failure to satisfy those obligations may result in loss of some or all of our rights under these contracts or require us to compensate the supplier. If we are unable to obtain adequate quantities of products in the future from sole and single source suppliers, we may be unable to supply the market, which could have a material adverse effect on our results of operations.

Our Biologic Products Are Complex and Difficult to Manufacture, Which Could Negatively Affect Our Ability to Supply the Market

Many of our rapid assay, livestock and poultry diagnostic, water and dairy products are biologic products, which are products that include materials from living organisms, such as antibodies, cells and sera. Manufacturing biologic products is highly complex due to the inherent variability of biological input materials and to the difficulty of controlling the interactions of these materials with other components of the products, with samples and with the environment. There can be no assurance that we will be able to maintain adequate sources of biological materials or that we will be able to consistently manufacture biologic products that satisfy applicable product release criteria. Further, products that meet release criteria at the time of manufacture may fall out of specification while in customer inventory, which could necessitate field actions that would require us to incur expenses associated with recalling products and providing customers with new products, and could damage customer relations. Our inability to produce or obtain necessary biological materials or to successfully manufacture biologic products that incorporate such materials could result in our inability to supply the market with these products, which could have a material adverse effect on our results of operations.

A Weak Economy Could Result in Reduced Demand for Our Products and Services or Increased Customer Credit Risk

A substantial percentage of our sales are made worldwide to the companion animal veterinary market. Demand for our companion animal diagnostic products and services is driven in part by the number of patient visits with their respective owners to veterinary hospitals and the practices of veterinarians with respect to the recommendations for diagnostic testing, as well as the pet owner compliance with these recommendations. Economic weakness in our significant markets in recent years has caused and could continue to cause pet owners to skip or defer visits to veterinary hospitals or could affect their willingness to approve certain diagnostic tests, comply with a treatment plan or, even more fundamentally, continue to own a pet. In addition, concerns about the financial resources of pet owners could cause veterinarians to be less likely to recommend certain diagnostic tests and concerns about the economy may cause veterinarians to defer purchasing capital items such as our instruments and systems. A decline in patient visits to the hospital, in the willingness of pet owners to treat certain health conditions or approve certain tests, in pet ownership in general, or in the inclination of veterinarians to recommend certain tests or make capital purchases could result in a decrease in sales of diagnostic products and services, which could have a material adverse effect on our results of operations.

Demand for our water products is driven in part by the availability of funds at the government laboratories, water utilities and private certified laboratories that utilize our products. Availability of funds also affects demand by the government laboratories and cattle, swine and poultry producers that utilize our livestock and poultry diagnostic products, and by users of our human point-of-care diagnostic instruments. Economic weakness in our markets has caused and could continue to cause our customers to reduce their investment in such testing, which could have a material adverse effect on our results of operations.

In all of our markets, a weak economy may also cause deterioration in the financial condition of our distributors and customers, which could inhibit their ability to pay us amounts owed for products delivered or services provided in a timely fashion or at all.

Strengthening of the Rate of Exchange for the U.S. Dollar Has a Negative Effect on Our Business

Any strengthening of the rate of exchange for the U.S. dollar against non-U.S. currencies, and in particular the Euro, British pound, Canadian dollar, Japanese yen and Australian dollar, adversely affects our results, as it reduces the dollar value of sales that are made in those currencies and reduces the profits on products manufactured or sourced in U.S. dollars and exported to international markets. For the years ended December 31, 2012, 2011 and 2010, approximately 26%, 26% and 25%, respectively, of our consolidated revenue was derived from products manufactured in the U.S. and sold internationally in local currencies. To mitigate such foreign currency exposure, we utilize non-speculative forward currency exchange contracts. A strengthening U.S. dollar could also negatively impact the ability of customers outside the U.S. to pay for purchases denominated in U.S. dollars.

Various Government Regulations Could Limit or Delay Our Ability to Market and Sell Our Products

In the U.S., the manufacture and sale of our products are regulated by agencies such as the United States Department of Agriculture ("USDA"), the U.S. Food and Drug Administration ("FDA") and the U.S. Environmental Protection Agency ("EPA"). Our infectious disease diagnostic tests for animal health applications, including most rapid assay canine and feline SNAP® tests and livestock and poultry diagnostic tests, must be approved by the USDA prior to sale in the U.S. Our water testing products must be approved by the EPA before they can be used by customers in the U.S. as a part of a water quality monitoring program required by the EPA. Our dairy testing products require approval by the FDA prior to sale in the U.S. The manufacture and sale of our OPTI® line of human point-of-care electrolytes and blood gas analyzers are regulated by the FDA and these products require approval by the FDA before they may be sold commercially in the U.S. The manufacture and sale of our products are subject to similar and sometimes more stringent laws in many foreign countries. Any failure to comply with legal and regulatory requirements relating to the manufacture and sale of our products in the U.S. or in other countries could result in fines and sanctions against us or suspensions or discontinuations of our ability to manufacture or sell our products, which could have a material adverse effect on our results of operations. In addition, delays in obtaining regulatory approvals for new products or product upgrades could have a negative impact on our growth and profitability.

The Impact of One of Our Distributors Becoming Non-exclusive on Our Results of Operations is Uncertain

On February 11, 2013, the Commissioners of the U.S. Federal Trade Commission ("FTC") granted final approval of the Agreement Containing Consent Order to Cease and Desist ("Consent Agreement") previously reached with the FTC staff to resolve the investigation into whether IDEXX had engaged in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act. Details about the FTC investigation and the resulting Consent Agreement are described in "Part I, Item 3. Legal Proceedings."

On September 28, 2012, we entered into a modified agreement with MWI Veterinary Supply, Inc. ("MWI") that became effective January 1, 2013. Under this modified agreement, MWI is permitted to carry any competitive products without restriction or potential negative consequence. This agreement satisfies the requirements of the Consent Agreement, that we may have exclusive distribution agreements with only two of the three largest U.S. distributors of companion animal veterinary products. The modification of our agreement with MWI will result in one or more of our competitors selling products through MWI, which we expect will increase the field sales resources of MWI used by those competitors to sell their products. Under the modified agreement with MWI, we will provide lower compensation to MWI on sales of our products since we will no longer receive the benefits of MWI's exclusive focus on our products. We expect to reinvest savings from this lower rate of compensation in other sales and marketing resources and the selling efforts of our other distributors. We believe that the reallocation of these sales resources will help mitigate the potential effects of the loss of exclusive focus of MWI and the additional field sales resources used by our competitors. However, there can be no assurances that we will be able to fully mitigate the competitive effects of the changes in the nature of our agreement with MWI. Any reduction in the relative effectiveness of our overall selling efforts could have an adverse effect on our results of operations, which we do not believe would be material.

Our Success Is Heavily Dependent Upon Our Proprietary Technologies

We rely on a combination of patent, trade secret, trademark and copyright laws to protect our proprietary rights. If we do not have adequate protection of our proprietary rights, our business may be affected by competitors who utilize substantially equivalent technologies that compete with us.

We cannot ensure that we will obtain issued patents, that any patents issued or licensed to us will remain valid, or that any patents owned or licensed by us will provide protection against competitors with similar technologies. Even if our patents cover products sold by our competitors, the time and expense of litigating to enforce our patent rights could be substantial, and could have a material adverse effect on our results of operations. In addition, expiration of patent rights could result in substantial new competition in the markets for products previously covered by those patent rights.

In the past, we have received notices claiming that our products infringe third-party patents and we may receive such notices in the future. Patent litigation is complex and expensive, and the outcome of patent litigation can be difficult to predict. We cannot ensure that we will win a patent litigation case or negotiate an acceptable resolution of such a case. If we lose, we may be stopped from selling certain products and/or we may be required to pay damages and/or ongoing royalties as a result of the lawsuit. Any such result could have a material adverse effect on our results of operations.

Distributor Purchasing Patterns Could Negatively Affect Our Operating Results

We sell many of our products, including substantially all of the rapid assays and instrument consumables sold in the U.S., through distributors. Distributor purchasing patterns can be unpredictable and may be influenced by factors unrelated to the end-user demand for our products. In addition, our agreements with U.S. distributors may generally be terminated by the distributors for any reason on 60 days prior written notice. Because significant product sales are made to a limited number of distributors, the unanticipated loss of a distributor or unanticipated changes in the frequency, timing or size of distributor purchases, could have a negative effect on our results of operations.

Distributors of veterinary products have entered into business combinations resulting in fewer distribution companies. Consolidation within distribution channels increases our customer concentration level, which could increase the risks described in the preceding paragraph.

Increased Competition and Technological Advances by Our Competitors Could Negatively Affect Our Operating Results

We face intense competition within the markets in which we sell our products and services and we expect that future competition may become even more intense. Competition could negatively affect our sales and profitability in a number of ways. New competitors may enter our markets and new or existing competitors may introduce new and competitive products and services, which could be superior to our products and services. Some of our competitors and potential competitors may choose to differentiate themselves by offering similar products and services to ours at lower sales prices, which could have a material adverse effect on our results of operations through loss of market share or a decision to lower our own sales prices to remain competitive. In addition, multiple competitors could bundle product and service offerings through co-marketing or other arrangements, which could enhance their ability to compete with our broad product and service offering. Some of our competitors and potential competitors, including large diagnostic and pharmaceutical companies, have substantially greater financial resources than us, and greater experience in manufacturing, marketing, research and development and obtaining regulatory approvals than we do.

Changes in Testing Patterns Could Negatively Affect Our Operating Results

The market for our companion animal and livestock and poultry diagnostic tests and our dairy and water testing products could be negatively impacted by a number of factors impacting testing practices. The introduction or broad market acceptance of vaccines or preventatives for the diseases and conditions for which we sell diagnostic tests and services could result in a decline in testing. Changes in accepted medical protocols regarding the diagnosis of certain diseases and conditions could have a similar effect. Eradication or substantial declines in the prevalence of certain diseases also could lead to a decline in diagnostic testing for such diseases. Our livestock and poultry products business in particular is subject to fluctuations resulting from changes in disease prevalence. In addition, changes in government regulations or in the availability of government funds available for monitoring programs could negatively affect sales of our products that are driven by compliance testing, such as our livestock and poultry, dairy and water products. Declines in testing for any of the reasons described, along with lost opportunities associated with a reduction in veterinary visits, could have a material adverse effect on our results of operations.

Effective January 1, 2009, the age at which healthy cattle to be slaughtered are required to be tested for bovine spongiform encephalopathy ("BSE" or "mad cow disease") in the European Union was increased from 30 months to 48 months, which reduced the population of cattle tested by approximately 30%. In February 2011, the European Union's Standing Committee on the Food Chain and Animal Health ("SCFCAH") agreed to allow its member states to further raise the recommended testing age to 72 months, effective July 1, 2011, which further reduced the population of cattle tested. In December 2012, the SCFCAH agreed to allow European Union member states the option to eliminate BSE testing of healthy cattle at slaughter effective March 2013. The demand for our BSE testing products has been negatively impacted as a result of these regulatory changes and could be further impacted by further changes that could be made in the future. Revenue from BSE testing products was less than $10 million during the twelve months ended December 31, 2012.

Increase in Corporate Hospital Ownership and Prevalence of Buying Consortiums Could Negatively Affect Our Business

An increasing percentage of veterinary hospitals in the U.S. is owned by corporations that are in the business of acquiring veterinary hospitals and/or opening new veterinary hospitals nationally or regionally. Major corporate hospital owners in the U.S. include VCA Antech, Inc., National Veterinary Associates and Banfield Pet Hospital, each of which is currently a customer of IDEXX. A similar trend exists in the U.K. and may in the future also develop in other countries. Furthermore, an increasing percentage of individually owned veterinary hospitals in the U.S. are participating in buying consortiums. Corporate owners of veterinary hospitals and buying consortiums often seek to improve profitability by leveraging the buying power they derive from their scale to obtain favorable pricing from suppliers, which could have a negative impact on our results of operations. While we have strong supplier relationships with several corporate hospital groups and buying consortiums that we believe are positive for our business, decisions by larger corporate owners and buying consortiums, in particular Banfield Pet Hospital, to shift their purchasing of products and services away from us and to a competitor would have a negative impact on our results of operations, which could be material. In addition, certain corporate owners, most notably VCA Antech Inc., our primary competitor in the U.S. and Canadian markets for veterinary reference laboratory diagnostic services, also operate reference laboratories that serve both their hospitals and unaffiliated hospitals. Any hospitals acquired by these companies generally use their reference laboratory services almost exclusively and shift a large portion of their testing from in-clinic testing to their reference laboratories. Furthermore, because these companies compete with us in the reference laboratory services marketplace, hospitals acquired by these companies may cease to be customers or potential customers of our other companion animal products and services, which would cause our sales of these products and services to decline.

Our Limited Experience and Small Scale in the Human Point-of-Care Market Could Inhibit Our Success in this Market

We have limited experience in the human point-of-care medical diagnostics market and we operate at a small scale in this market. This market differs in many respects from the veterinary diagnostic market. Significant differences include the impact of third party reimbursement on diagnostic testing, more extensive regulation, greater product liability risks, larger competitors, a more segmented customer base and more rapid technological innovation. Our limited experience and small scale in the human point-of-care medical diagnostics market could negatively affect our ability to successfully manage the risks and features of this market that differ from the veterinary diagnostic market. There can be no assurance that we will be successful in achieving growth and profitability in the human point-of-care medical diagnostics market comparable to the results we have achieved in the veterinary diagnostic market.

Risks Associated with Doing Business Internationally Could Negatively Affect Our Operating Results

For the year ended December 31, 2012, approximately 41% of our revenue was attributable to sales of products and services to customers outside the U.S., compared to 43% and 41% for the years ended December 31, 2011 and 2010, respectively. Various possible risks associated with foreign operations may impact our international sales, including disruptions in transportation of our products, the differing product and service needs of foreign customers, difficulties in building and managing foreign operations, import/export duties and licensing requirements, natural disasters and unexpected regulatory and economic or political changes in foreign markets. Further, prices that we charge to foreign customers may be different than the prices we charge for the same products in the U.S. due to competitive, market or other factors. Our results of operations are also susceptible to changes in foreign currency exchange rates. As a result, the mix of domestic and international sales in a particular period could have a material impact on our results of operations for that period.

Our Operations are Vulnerable to Interruption as a Result of Natural and Man-Made Disasters or System Failures

The operation of all of our facilities may be vulnerable to interruption as a result of natural and man-made disasters, interruptions in power supply or other system failures. While we maintain plans to continue business under such circumstances, there can be no assurance that such plans will be successful in fully or partially mitigating the effects of such events.

We manufacture many of our significant companion animal products, including our rapid assay devices and certain instruments, many of our water testing products and certain of our livestock and poultry testing products, at a single facility in Westbrook, Maine. Certain of our companion animal products, as well as our human point-of-care products, are manufactured in Roswell, Georgia. We also manufacture certain of our livestock and poultry testing products in Bern, Switzerland and Montpellier, France. In addition, we maintain major distribution facilities in North America and in the Netherlands and major reference laboratories in Memphis, Tennessee; Leipzig, Germany; Ludwigsburg, Germany; Sacramento, California; Elmhurst, Illinois; North Grafton, Massachusetts; East Brisbane, Australia; Markham, Ontario; and Wetherby, the United Kingdom. Therefore, interruption of operations at any of these facilities could have a material adverse effect on our results of operations.

We rely on several information systems throughout our company to keep financial records, process customer orders, manage inventory, process shipments to customers and operate other critical functions. If we were to experience a system disruption that impacts any of our critical functions, it could result in the loss of sales and customers, financial misstatement and significant incremental costs, which could adversely affect our business.

We maintain property and business interruption insurance to insure against the financial impact of certain events of this nature. However, this insurance may be insufficient to compensate us for the full amount of any losses that we may incur. In addition, such insurance will not compensate us for the long-term competitive effects of being out of the market for the period of any interruption in operations.

We Could Be Subject to Class Action Litigation Due to Stock Price Volatility, which, if it Occurs, Could Result in Substantial Costs or Large Judgments Against Us

The market for our common stock may experience extreme price and volume fluctuations, which may be unrelated or disproportionate to our operating performance or prospects. Securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could have a negative effect on our business, operating results and financial condition.

If Our Quarterly or Annual Results of Operations Fluctuate, This Fluctuation May Cause Our Stock Price to Decline, Resulting in Losses to You

Our prior operating results have fluctuated due to a number of factors, including seasonality of certain product lines; changes in our accounting estimates; the impact of acquisitions; timing of distributor purchases, product launches, operating expenditures, marketing programs, changes in foreign currency exchange rates, and litigation and claim-related expenditures; changes in competitors' product offerings; changes in the economy affecting consumer spending; and other matters. Similarly, our future operating results may vary significantly from quarter to quarter or year to year due to these and other factors, many of which are beyond our control. If our operating results or projections of future operating results do not meet the expectations of market analysts or investors in future periods, our stock price may fall.

Future Operating Results Could Be Negatively Affected by the Resolution of Various Uncertain Tax Positions and by Potential Changes to Tax Incentives

In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Significant judgment is required in determining our worldwide provision for income taxes. We periodically assess our exposures related to our worldwide provision for income taxes and believe that we have appropriately accrued taxes for contingencies. Any reduction of these contingent liabilities or additional assessments would increase or decrease income, respectively, in the period such determination was made. Our income tax filings are regularly under audit by tax authorities and the final determination of tax audits could be materially different than that which is reflected in historical income tax provisions and accruals. Additionally, we benefit from certain tax incentives offered by various jurisdictions. If we are unable to meet the requirements of such incentives, or if they expire or are renewed at less favorable terms, our inability to realize these benefits could have a material negative effect on future earnings.

Restrictions in Our Credit Facility or Our Inability to Obtain Financing on Favorable Terms May Limit Our Activities

Our ability to satisfy our obligations under our unsecured revolving credit facility ("Credit Facility") depends on our future operating performance and on economic, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flows to meet these obligations or generate sufficient levels of earnings to satisfy the applicable affirmative, negative and financial covenants. Our failure to comply with these covenants and the other terms of the Credit Facility could result in an event of default and acceleration of our obligations under the Credit Facility, which may require us to seek additional financing or restructure existing debt and possibly on terms not deemed favorable.

We fund our operations, capital purchase requirements and strategic growth needs through cash on hand, funds generated from operations and amounts available under our Credit Facility. If we were unable to obtain financing on favorable terms, we could face restrictions that would limit our ability to execute certain strategies, which could have an adverse effect on our revenue growth and profitability.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our worldwide headquarters is located on a company-owned, 65-acre site in Westbrook, Maine where we occupy a 555,900 square foot building utilized for manufacturing, research and development, marketing, sales and general and administrative support functions. In 2011, we began the construction of a new 107,000 square foot administrative building adjacent to our primary facility in Westbrook, Maine, which we expect will be substantially complete in late 2013.

Additional property ownership and leasing arrangements with approximate square footage, purpose and location are as follows:

Additional Properties Owned:

- 34,200 square feet of office and laboratory space located in the U.S., used for our Reference Laboratory Diagnostic and Consulting Services line of business
- 23,000 square feet of office and laboratory space located in the U.K., used for our Reference Laboratory Diagnostic and Consulting Services line of business
- 3,100 square feet of office and laboratory space located in Canada, used for our Reference Laboratory Diagnostic and Consulting Services line of business

Additional Properties Leased:

- 444,100 total square feet of laboratory, office and warehousing space located throughout the U.S., Europe, Canada, Australia, Asia and South Africa, primarily used for our Reference Laboratory Diagnostic and Consulting Services line of business
- 114,400 square feet of industrial space in Tennessee for distribution and warehousing related to various lines of business
- 100,100 square feet of distribution, warehousing and office space in the Netherlands, which serves as our European headquarters
- 84,300 square feet of office, manufacturing and warehousing space in Georgia related to our OPTI Medical line of business
- 69,300 square feet of office space in Wisconsin related to our Practice Management Systems line of business
- 67,000 square feet of office space in Maine for Corporate, Customer Service and IT support services
- 50,700 total square feet of office and manufacturing space in France and Switzerland related to our Livestock and Poultry Diagnostics line of business
- 7,600 square feet of office and manufacturing space in the U.K. related to our Water line of business

We believe that our owned and leased properties are generally in good condition, are well-maintained, and are generally suitable and adequate to carry on our business.

ITEM 3. LEGAL PROCEEDINGS

In January 2010, we received a letter from the U.S. Federal Trade Commission ("FTC"), stating that it was conducting an investigation to determine whether IDEXX or others had engaged in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act ("FTC Act"), through pricing or marketing policies for companion animal veterinary products and services, including but not limited to exclusive dealing or tying arrangements with distributors or end-users of those products or services (the "Investigation").

On December 5, 2012, we entered into an Agreement Containing Consent Order to Cease and Desist ("Consent Agreement") with the FTC staff to resolve the Investigation. The Consent Agreement, which is ten years in duration, specifies that IDEXX may have exclusive distribution agreements with two of the following three distributors: MWI Veterinary Supply, Inc. ("MWI"), Butler Schein Animal Health, and Webster Veterinary. The FTC Commissioners granted final approval of the Consent Agreement on February 11, 2013 resulting in the final resolution of the Investigation.

We continue to believe that our marketing and sales practices for companion animal veterinary products and services do not violate applicable antitrust laws. We have chosen to enter into the Consent Agreement because we believe this course will help us avoid long and costly litigation and that our business will not be materially adversely affected.

From time to time, we are subject to other legal proceedings and claims, which arise in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE COMPANY

Our executive officers as of February 19, 2013 were as follows:

Name	Age	Title
Jonathan W. Ayers	56	Chairman of the Board of Directors, President and Chief Executive Officer
William E. Brown III, PhD	58	Executive Vice President and Chief Scientific Officer
Jay Mazelsky	52	Executive Vice President
Johnny D. Powers, PhD	51	Executive Vice President
Merilee Raines	57	Executive Vice President, Chief Financial Officer and Treasurer
Michael J. Williams, PhD	45	Executive Vice President
Conan R. Deady	51	Corporate Vice President, General Counsel and Secretary
George J. Fennell	44	Corporate Vice President
Daniel V. Meyaard	55	Corporate Vice President
Ali Naqui, PhD	59	Corporate Vice President
James F. Polewaczyk	49	Corporate Vice President
Giovani Twigge	49	Corporate Vice President

Mr. Ayers has been Chairman of the Board, Chief Executive Officer and President of IDEXX since January 2002. Prior to joining IDEXX, from 1999 to 2001, Mr. Ayers was President of Carrier Corporation, the then-largest business unit of United Technologies Corporation, a provider of high-technology products and support services to customers in the aerospace and building industries worldwide, and from 1997 to 1999, he was President of Carrier's Asia Pacific Operations. From 1995 to 1997, Mr. Ayers was Vice President, Strategic Planning at United Technologies. Before joining United Technologies, from 1986 to 1995, Mr. Ayers held various positions at Morgan Stanley & Co. in mergers and acquisitions and corporate finance. Prior to Morgan Stanley, Mr. Ayers was a strategy consultant for Bain & Company, a global management consulting firm, from 1983 to 1986, and was in the field sales organization of IBM's Data Processing Division from 1978 to 1981. Mr. Ayers holds an undergraduate degree in molecular biophysics and biochemistry from Yale University and graduated from Harvard Business School in 1983.

Dr. Brown has been Executive Vice President, overseeing Research and Development, of the Company since July 2012. In December 2008, he joined IDEXX as Corporate Vice President, and was promoted to Chief Scientific Officer of the Company in March 2010. Prior to joining IDEXX, from 1982 to 2007, Dr. Brown held various positions at Abbott Laboratories, Inc., a broad-based healthcare company that manufactures and markets pharmaceuticals, medical products, and diagnostics, most recently as Corporate Officer and Divisional Vice President of R&D, Assays and Instrument Systems for the Diagnostic Division.

Mr. Mazelsky joined IDEXX in August 2012 as Executive Vice President. He oversees the Companion Animal Group Customer Facing Organization in North America; the IDEXX VetLab® in-house diagnostics, Digital Radiography and Computer Systems lines of business; the Pet Health Network® Pro offering and the VetConnect® PLUS and Integrated Practice strategies. Prior to joining the Company, Mr. Mazelsky was a Senior Vice President and General Manager from 2010 to 2012 of Computed Tomography, Nuclear Medicine and Radiation Therapy Planning at Philips Healthcare ("Philips"), a subsidiary of Royal Philips Electronics, the Netherlands, a healthcare, lifestyle and lighting technologies company. Previously he held a series of other leadership roles with increasing responsibilities during his tenure at Philips beginning in 2001. Prior to joining Philips, Mr. Mazelsky was at Agilent Technologies Inc., a technology company, where he was an Executive in Charge from 2000 to 2002 of leading the integration of Agilent's Healthcare Group into Philips. He also served as a General Manager of the Medical Consumables Business Unit from 1997 to 2000 at Agilent Technologies. From 1988 to 1996, he was in a number of roles at Hewlett Packard Corporation, a technology company, in finance, marketing and business planning.

Dr. Powers became Executive Vice President of IDEXX in July 2012, overseeing IDEXX Reference Laboratories, Telemedicine, Rapid Assay, Bioresearch and Worldwide Operations. He joined IDEXX as Corporate Vice President in February 2009 leading the Company's worldwide reference laboratories business. Prior to joining the Company, Dr. Powers was Vice President responsible for the Cancer Diagnostics business of Becton, Dickinson and Company, a medical technology company, from 2007 to 2008. Dr. Powers joined Becton, Dickinson and Company as a result of its acquisition in 2006 of TriPath Imaging Inc., a molecular diagnostics-based cancer diagnostics company, where he held various positions from 2001 to 2007, including Vice President of Worldwide Operations and most recently served as President of the TriPath Oncology business unit. From 1996 to 2001, Dr. Powers was employed by Ventana Medical Systems, Inc., a tissue-based cancer diagnostics company, where he held various positions, including Vice President and General Manager of the Anatomical Pathology business and Vice President and General Manager of Worldwide Operations. From 1989 to 1996, Dr. Powers was employed by Organon Teknika Corporation, a medical diagnostics company, in various technical management roles.

Ms. Raines has been Executive Vice President of the Company since July 2012, and Chief Financial Officer of the Company since October 2003. Ms. Raines served as Corporate Vice President, Finance, from May 1995 to July 2012, Vice President, Finance, from March 1995 to May 1995, Director of Finance from 1988 to March 1995 and Controller from 1985 to 1988. Since February 2011, Ms. Raines has also served as a member of the board of directors of Watts Water Technologies, Inc., a publicly-traded manufacturer of products to control the efficiency, safety and quality of water within residential, commercial and institutional applications.

Dr. Williams has been Executive Vice President of IDEXX since July 2012, and oversees the Company's international operations, and the Livestock and Poultry Diagnostics, Dairy, Water and OPTI Medical Systems lines of business. He was Corporate Vice President, IDEXX VetLab® in-house diagnostics, of the Company from September 2006 to July 2012 and General Manager of the IDEXX VetLab® in-house diagnostics line of business from 2004 to 2012. Dr. Williams has also overseen the OPTI Medical Systems business since its acquisition in January 2007. Dr. Williams was Vice President and General Manager of the Company's chemistry instruments and consumables business from 2003 to 2004. Prior to joining the Company in 2003, Dr. Williams was a healthcare strategy consultant at McKinsey & Company, a management consulting firm, from 1995 to 2002, and a senior research associate at the Scripps Research Institute, a non-profit research organization, from 1992 to 1995.

Mr. Deady has been Corporate Vice President and General Counsel of the Company since 1999 and has been leading the Company's business development activities since April 2005 and its regulatory function since October 2008. Mr. Deady was Deputy General Counsel of the Company from 1997 to 1999. Before joining the Company in 1997, Mr. Deady was Deputy General Counsel of Thermo Electron Corporation (now Thermo Fisher Scientific Inc.), a provider of analytical and laboratory products and services. Previously, Mr. Deady was a partner at Hale and Dorr LLP (now Wilmer Cutler Pickering Hale and Dorr LLP).

Mr. Fennell joined IDEXX in June 2011 as a Corporate Vice President of the Company, and leads the Companion Animal Group Customer Facing Organization in North America. Mr. Fennell came to IDEXX from Pfizer Animal Health, a division of Pfizer Inc., the world's largest research-based pharmaceutical company, where in April 2003 he began as head of marketing for the companion animal business. He then served as vice president of the U.S. Companion Animal Division from 2005 through 2010, and from January 2011, was Vice President, Pfizer Animal Genetics, Diagnostics and Aquaculture. Before his tenure at Pfizer, he held a series of sales, marketing and operational roles in the crop sciences business for American Cyanamid and BASF, diversified chemical companies.

Mr. Meyaard joined IDEXX as Corporate Vice President in September 2009 and leads the Company's worldwide operations function, including supply chain management, instrument and reagent manufacturing, quality assurance, facilities and operational excellence. Prior to joining the Company, from 1980 to 2009, Mr. Meyaard held various positions at multiple divisions of Siemens Healthcare Diagnostics, a clinical diagnostics company, and its predecessors, most recently as Vice President of Global Instrument Manufacturing for Siemens Medical Solutions Diagnostics.

Dr. Naqui has been Corporate Vice President of the Company since January 2006, when he assumed oversight of IDEXX's Asia Pacific and Latin America operations. Since July 2012, he has also led the Water line of business, which he previously led from 1997 to 2007. From 2007 to 2012, Dr. Naqui also oversaw the Company's Europe, Middle East and Africa commercial operations. He was General Manager of the Water business from September 1997 to January 2000, and Director of Research and Development from February 1993 to September 1997. Dr. Naqui joined the Company in 1993 as a result of the Company's acquisition of Environetics, the original manufacturer of the Colilert® water testing product line, where he was the Director of Research and Development. Prior to joining Environetics, he was a research and development manager with Becton, Dickinson and Company, a medical technology company.

Mr. Polewaczyk joined IDEXX as Corporate Vice President in February 2007 and since July 2012 has led the Company's CAG Reference Laboratories and Telemedicine lines of business. From 2007 to 2012, Mr. Polewaczyk led the Company's Rapid Assay, Digital Imaging and Telemedicine lines of business. Before joining IDEXX, Mr. Polewaczyk was employed from 2001 to 2006 at Philips Medical Systems, a subsidiary of Royal Philips Electronics, the Netherlands, a healthcare, lifestyle and lighting technologies company, as General Manager of their Medical Consumables and Sensors Business. Prior to that, Mr. Polewaczyk spent 15 years at Hewlett-Packard Corporation, a technology company, in a variety of senior marketing and medical technology product development roles.

Mr. Twigge became a Corporate Vice President of the Company in August 2010 and leads worldwide human resources. Before joining IDEXX, from 1999 to 2010, Mr. Twigge held various human resources leadership positions at Abbott Laboratories, Inc., a broad-based healthcare company that manufactures and markets pharmaceuticals, medical products, and diagnostics. Most recently Mr. Twigge was Divisional Vice President, HR, for Abbott Diagnostics. Prior to that, he served as Divisional Vice President, HR, for Abbott Nutrition International and as Regional HR Director for a number of international operations including those in Europe, Latin America/Canada and the Middle East.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is quoted on the NASDAQ Global Market under the symbol IDXX. The following table shows the quarterly range of high and low sale prices per share of our common stock as reported on the NASDAQ Global Market for the years 2012 and 2011.

For the Quarter Ended	High	Low
March 31, 2011	$ 79.89	$ 67.30
June 30, 2011	82.91	71.99
September 30, 2011	87.29	68.91
December 31, 2011	79.29	63.83
March 31, 2012	89.50	77.81
June 30, 2012	96.80	81.31
September 30, 2012	101.18	86.36
December 31, 2012	100.05	87.51

Holders of Common Stock

As of February 8, 2013, there were 645 holders of record of our common stock.

Purchases of Equity Securities by the Issuer

During the three months ended December 31, 2012, we repurchased shares of common stock as described below:

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (d)
October 1, 2012 to October 31, 2012	122,200	$ 97.59	122,200	3,227,626
November 1, 2012 to November 30, 2012	181,756	92.19	181,756	3,045,870
December 1, 2012 to December 31, 2012	134,138	93.95	132,350	2,913,520
Total	438,094	$ 94.23	436,306	2,913,520

As of December 31, 2012, our board of directors had approved the repurchase of up to 48,000,000 shares of our common stock in the open market or in negotiated transactions. The plan was approved and announced on August 13, 1999, and subsequently amended on October 4, 1999, November 16, 1999, July 21, 2000, October 20, 2003, October 12, 2004, October 12, 2005, February 14, 2007, February 13, 2008, February 10, 2010 and October 12, 2011 and does not have a specified expiration date. There were no other repurchase plans outstanding during the three months ended December 31, 2012, and no repurchase plans expired during the period. Repurchases of 436,306 shares were made during the three months ended December 31, 2012 in transactions made pursuant to our repurchase plan.

During the three months ended December 31, 2012, we received 1,788 shares of our common stock that were surrendered by employees in payment for the minimum required withholding taxes due on the vesting of restricted stock units and settlement of deferred stock units. In the above table, these shares are included in columns (a) and (b), but excluded from columns (c) and (d). These shares do not reduce the number of shares that may yet be purchased under the repurchase plan.

During the year ended December 31, 2012, we repurchased 1,474,187 shares of our common stock in transactions made pursuant to our repurchase plan and received 53,272 shares of common stock that were surrendered by employees in payment for the minimum required withholding taxes due on the vesting of restricted stock units and settlement of deferred stock units. See Note 18 to the consolidated financial statements for the year ended December 31, 2012 included in this Annual Report on Form 10-K for further information.

Dividends

We have never paid any cash dividends on our common stock. From time to time our board of directors may consider the declaration of a dividend. However, we have no present intention to pay a dividend.

Stock Performance

This graph compares our total stockholder returns, the Standard & Poor's ("S&P") MidCap 400 Index, the S&P MidCap 400 Health Care Index and the Total Return Index for the NASDAQ Stock Market (U.S. Companies) prepared by the Center for Research in Security Prices (the "NASDAQ Index"). This graph assumes the investment of $100 on December 31, 2007 in IDEXX's common stock, the S&P MidCap 400 Index, the S&P MidCap 400 Health Care Index and the NASDAQ Index and assumes dividends, if any, are reinvested. Measurement points are the last trading days of the years ended December 2008, 2009, 2010, 2011 and 2012.


DOLLARS
200
150
100
50
0
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/30/2011
12/31/2012
IDEXX Laboratories, Inc.
S&P MidCap 400 Health Care Index
Nasdaq Index
S&P MidCap 400 Index

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/30/2011	12/31/2012
IDEXX Laboratories, Inc.	$ 100.00	$ 61.54	$ 91.16	$ 118.06	$ 131.26	$ 158.28
S&P MidCap 400 Health Care Index	100.00	66.71	89.83	110.10	110.86	140.05
S&P MidCap 400 Index	100.00	62.72	84.67	105.72	102.44	118.90
NASDAQ Index[1]	100.00	61.17	87.93	104.13	104.69	123.85

[1] The Center for Research in Security Prices Total Return Indexes for the NASDAQ Stock Market are calculated each month and may incorporate historical edits to the data which changes values calculated in previous months.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Company for each of the last five fiscal years of the Company. The selected consolidated financial data presented below has been derived from the Company's consolidated financial statements. These financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K.

	For the Years Ended December 31, *(in thousands, except per share data)*				
	2012	**2011**	**2010**	**2009**	**2008**
INCOME STATEMENT DATA:					
Revenue	$ 1,293,338	$ 1,218,689	$ 1,103,392	$ 1,031,633	$ 1,024,030
Cost of revenue	594,190	572,183	524,769	505,352	494,264
Gross profit	699,148	646,506	578,623	526,281	529,766
Expenses:					
Sales and marketing	216,962	204,850	179,626	167,748	169,956
General and administrative	137,609	129,389	126,519	117,440	116,681
Research and development	82,014	76,042	68,597	65,124	70,673
Income from operations	262,563	236,225	203,881	175,969	172,456
Interest expense, net	(1,946)	(1,803)	(1,752)	(1,430)	(2,269)
Income before provision for income taxes	260,617	234,422	202,129	174,539	170,187
Provision for income taxes	82,330	72,668	60,809	52,304	54,018
Net income	178,287	161,754	141,320	122,235	116,169
Less: Net income (loss) attributable to noncontrolling interest	20	(32)	36	10	-
Net income attributable to IDEXX Laboratories, Inc. stockholders	$ 178,267	$ 161,786	$ 141,284	$ 122,225	$ 116,169
Earnings per share:					
Basic	$ 3.24	$ 2.85	$ 2.45	$ 2.08	$ 1.94
Diluted	3.17	2.78	2.37	2.01	1.87
Weighted average shares outstanding:					
Basic	54,985	56,790	57,713	58,809	59,953
Diluted	56,155	58,214	59,559	60,682	62,249
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 223,986	$ 183,895	$ 156,915	$ 106,728	$ 78,868
Working capital	163,204	87,348	175,479	120,033	60,598
Total assets	1,103,602	1,030,814	897,144	808,527	765,437
Total debt	214,501	246,418	133,280	123,884	156,479
Total stockholders' equity	636,257	539,593	574,281	514,579	438,194

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Description of Segments. During 2012, we operated primarily through three business segments: diagnostic and information technology-based products and services for the veterinary and bioresearch markets, which we refer to as the Companion Animal Group ("CAG"), water quality products ("Water") and products for livestock and poultry health, which we refer to as Livestock and Poultry Diagnostics ("LPD"). Prior to the second quarter of 2010, we referred to our LPD segment as our Production Animal Segment. We also operate two smaller segments that comprise products for milk quality and safety ("Dairy") and products for the human point-of-care medical diagnostic market ("OPTI Medical"). Financial information about the Dairy and OPTI Medical operating segments and about a product line and out-licensing arrangements remaining from our pharmaceutical business is combined and presented in an "Other" category because they do not meet the quantitative or qualitative thresholds for reportable segments. See Note 15 to the consolidated financial statements for the year ended December 31, 2012 included in this Annual Report on Form 10-K for financial information about our segments, including geographic information, and about our product and service categories.

Items that are not allocated to our operating segments are as follows: a portion of corporate support function and personnel-related expenses; certain manufacturing costs; corporate research and development expenses that do not align with one of our existing business or service categories; the difference between estimated and actual share-based compensation expense; and certain foreign currency exchange gains and losses. In our segment disclosure, these amounts are shown under the caption "Unallocated Amounts."

The following is a discussion of the strategic and operating factors that we believe have the most significant effect on the performance of our business.

Companion Animal Group

CAG offers a set of discrete products and services as described below. However, our strategy is to provide these products and services as integrated diagnostic and information management solutions to veterinary practices that collectively create more value for the customer than the value derived from individual products and services, and that provide strong incentives for the customer to adopt full IDEXX solutions and to remain long-term users of our products and services. The breadth and complementary nature of our products and services permit us to offer integrated disease-management diagnostic solutions that leverage the advantages of both point-of-care and outside laboratory testing, facilitate the flow of medical and business information in the veterinary practice and between the veterinary practice and its clients, and provide us with scale in sales and distribution. Our objective is to provide veterinarians with the tools and services to enhance the pet owner experience with veterinary medical care, while also growing veterinary practice revenues and improving staff efficiencies.

Instruments and Consumables. Within the IDEXX VetLab® instrument line of business, we seek to provide veterinarians with an integrated set of instruments that, individually and together, provide superior diagnostic information and performance features, enabling veterinarians to practice better medicine and improve practice efficiency and, in doing so, achieve their practice economic objectives, including growth and profitability. We derive substantial revenues and margins from the sale of consumables that are used in these instruments and the multi-year consumable revenue stream is significantly more valuable than the placement of the instrument. Additionally, we offer extended maintenance agreements in connection with the sale of our instruments.

During the early stage of an instrument's life cycle, we derive relatively greater revenues from instrument placements, while consumable sales become relatively more significant in later stages as the installed base of instruments increases and instrument placement revenues begin to decline. Instrument sales have significantly lower gross margins than sales of consumables, and therefore the mix of instrument and consumable sales in a particular period will impact our gross margins in this line of business. In the early stage of an instrument's life cycle, placements are made primarily through sales transactions. As the market for the product matures, an increasing percentage of placements are made in transactions, sometimes referred to as "reagent rentals", in which instruments are placed at customer sites at little or no cost in exchange for a long-term customer commitment to purchase instrument consumables.

Our Catalyst Dx® analyzer is our latest generation chemistry analyzer, which was launched in 2008. We place our Catalyst Dx® analyzer through sales, leases, rental and other programs. In addition, we continue to place VetTest® instruments through sales, lease, rental and other programs, with substantially all of our revenues from that product line currently derived from consumable sales. As of December 31, 2012, these two chemistry analyzers provided for a combined active installed base of approximately 33,000 units.

A substantial portion of 2012 Catalyst Dx® analyzer placements were to customers who had been using instruments from one of our competitors, sometimes referred to as competitive accounts. Generally, placement of an instrument with a competitive account is more attractive as the entire consumable stream associated with that placement represents incremental revenue, whereas the consumable stream associated with a Catalyst Dx® placement at a VetTest® customer substitutes a Catalyst Dx® consumable stream for a VetTest® consumable stream. Nonetheless, we have found that the consumables revenues increase when a customer upgrades from a VetTest® analyzer to a Catalyst Dx® analyzer due to the superior capability and flexibility of the Catalyst Dx®, which leads to additional testing by the customer.

The ProCyte Dx® analyzer is our latest generation hematology analyzer, which we launched in the third quarter of 2010. In addition we sell the LaserCyte® analyzer and VetAutoread™ analyzer. As of December 31, 2012 these three hematology analyzers provided for a combined active installed base of approximately 24,000 units. A substantial portion of ProCyte Dx® analyzer placements continue to be made at veterinary clinics that elect to upgrade from their LaserCyte® analyzer to a ProCyte Dx® analyzer. However, an increasing number of placements have been made at competitive accounts since the launch of this instrument in 2010. While customers continue to upgrade from their LaserCyte® analyzer to a ProCyte Dx® analyzer, we continue to place a substantial number of LaserCyte® instruments, both new and refurbished, as trade-ups from the VetAutoread™ analyzer and at new and competitive accounts. In 2012, a significant number of LaserCyte® instruments that were placed were refurbished instruments that had been received in trade in the sale of a ProCyte Dx® analyzer. As we continue to experience growth in placements of ProCyte Dx® analyzers and in sales of related consumables, we expect this growth to be partly offset by a decline in placements of LaserCyte® and VetAutoread™ analyzers and in sales of related consumables.

Our long-term success in this area of our business is dependent upon new customer acquisition, customer loyalty and retention and customer utilization of existing and new assays introduced for use on our analyzers. We continuously seek opportunities to enhance the care that veterinary professionals give to their patients and clients through supporting the implementation of real-time care testing workflows, which is performing tests and sharing test results with the client at the time of the patient visit. Our latest generation of chemistry and hematology instruments demonstrates this commitment by offering enhanced ease of use, faster time to results, greater sample throughput, broader test menu and connectivity to various information technology platforms that enhance the value of the diagnostic information generated by the instruments. Utilization can increase due to a greater number of patient samples being run or to an increase in the number of tests being run per patient sample. Our strategy is to increase both drivers. To increase utilization, we seek to educate veterinarians about best medical practices that emphasize the importance of chemistry and hematology testing at the point-of-care for a variety of diagnostic purposes. In connection with the purchase of instruments, we also offer protocol-based rebate incentives when customers utilize the broad testing functionality of our analyzers. In addition, we provide marketing tools and consultative services that help drive efficiencies in veterinary practice processes and allow practices to increase the number of clients they see on a daily basis.

With all of our instrument product lines, we seek to differentiate our products from our competitors' products based on time-to-result, ease-of-use, throughput, breadth of diagnostic menu, flexibility of menu selection, accuracy, reliability, ability to handle compromised samples, analytical capability of software, integration with the IDEXX VetLab® Station, client communications capabilities, education and training, and superior sales and customer service. Our success depends, in part, on our ability to differentiate our products in a way that justifies a premium price.

Rapid Assay Products. Our rapid assay strategy is to develop, manufacture, market and sell proprietary tests that address important medical needs for particular diseases prevalent in the companion animal population. We seek to differentiate our tests from those of other in-clinic test providers and reference laboratory diagnostic service providers through ease-of-use and superior performance, including by providing our customers with combination tests that test a single sample for multiple analytes. We further augment our product development and customer service efforts with sales and marketing programs that enhance medical awareness and understanding regarding certain diseases and the importance of diagnostic testing.

We also seek to enhance the attractiveness of our tests by providing the SNAPshot Dx® analyzer, which automatically reads certain SNAP® test results, and records those results in the electronic medical record. This promotes practice efficiency by eliminating manual entry of test results in patient records and also helps ensure that the services are recorded and accurately invoiced. We continue to work on enhancing the functionality of the SNAPshot Dx® analyzer to read the results of additional tests from our canine and feline family of rapid assay products.

Reference Laboratory Diagnostic and Consulting Services. We believe that more than half of all diagnostic testing by U.S. veterinarians is provided by outside reference laboratories such as our IDEXX Reference Laboratories. In many markets outside the U.S., in-clinic testing is less prevalent and an even greater percentage of diagnostic testing is done in reference laboratories. We attempt to differentiate our reference laboratory testing services from those of our competitive reference laboratories and competitive in-clinic offerings primarily on the basis of test menu, technology employed, quality, customer service and tools such as VetConnect® PLUS that demonstrate the complementary manner in which our laboratory services work with our point-of-care offerings.

Revenue growth in this line of business is achieved both through increased sales to existing customers and through the acquisition of new customers, including through reference laboratory acquisitions, customer list acquisitions and the opening of new reference laboratories, including laboratories that are co-located with large practice customers. Our up-front loyalty programs have been a source of revenue growth in 2012, 2011 and 2010. Under these arrangements, we provide incentives to customers in the form of cash payments or IDEXX Points upon entering multi-year agreements to purchase annual minimum amounts of products or services in the future.

In November 2011, we acquired the research and diagnostic laboratory ("RADIL") business of the College of Veterinary Medicine from the University of Missouri. RADIL provides health monitoring and diagnostic testing services to bioresearch customers. We believe the acquisition of RADIL allows us to leverage our expertise in veterinary diagnostics and expand our integrated offering of reference laboratory diagnostic and consulting services and in-clinic testing solutions in an adjacent market. In 2012, we began to place ProCyte Dx® Analyzers containing a more advanced and research focused user interface with customers in the bioresearch market.

Profitability of our reference laboratory diagnostic and consulting services business is largely the result of our ability to achieve efficiencies from both volume and operational improvements. Start-up laboratories that we open typically will operate at a loss until testing volumes achieve sufficient scale. Acquired laboratories frequently operate less profitably than our existing laboratories and acquired laboratories may not achieve the profitability of our existing laboratory network for several years until we complete the implementation of operating improvements and efficiencies. Therefore, in the short term, new and acquired reference laboratories generally will have a negative effect on the operating margin of the reference laboratory diagnostic and consulting services line of business.

Practice Management and Digital Imaging Systems and Services. Our strategy in the practice management systems line of business is to provide superior integrated information solutions, backed by superior customer support and education, to allow the veterinarian to practice better medicine and achieve the practice's business objectives, including superior client experience, staff efficiency and practice profitability. We differentiate our practice management systems through enhanced functionality, ease of use and connectivity with in-house and reference laboratory test results. Pet Health Network Pro on-line client communication tools and services complement the entire IDEXX product offering by educating pet owners and building loyalty through engaging the pet owner before, during and after the visit thereby driving more patient visits. Our strategy in digital radiography is to offer a convenient system that provides superior image quality and software capability that enables sharing of these images with clients virtually anywhere and enhanced diagnostic features and customer workflow, backed by the same customer support provided for our other products and services in CAG.

Water

Our strategy in the water testing business is to develop, manufacture, market and sell proprietary products with superior performance, supported by exceptional customer service. Our customers primarily consist of water utilities, government laboratories and private certified laboratories that highly value strong relationships and customer support. Sales of water testing products outside of the U.S. represented 51% of total water product sales in 2012, and we expect that future growth in this business will be significantly dependent on our ability to increase international sales. Growth also will be dependent on our ability to enhance and broaden our product line. Most water microbiological testing is driven by regulation, and, in many countries, a test may not be used for compliance testing unless it has been approved by the applicable regulatory body. As a result, we maintain an active regulatory program that involves applying for regulatory approvals in a number of countries, primarily in Europe.

Livestock and Poultry Diagnostics

We develop, manufacture, market and sell a broad range of tests for various cattle, swine and poultry diseases and conditions, and have active research and development and in-licensing programs in this area. Our strategy is to offer proprietary tests with superior performance characteristics, with demand for tests primarily created by government programs to control or eradicate disease and disease outbreaks, and to a lesser degree disease and reproductive management programs initiated by livestock and poultry producers. Disease outbreaks are episodic and unpredictable, and certain diseases that are prevalent at one time may be substantially contained or eradicated at a later time. In response to outbreaks, testing initiatives may lead to exceptional demand for certain products in certain periods. Conversely, successful eradication programs may result in significantly decreased demand for certain products. In addition, increases in government funding may lead to increased demand for certain products and budgetary constraints may lead to decreased demand for certain products. The performance of this business, therefore, can fluctuate. In 2012, LPD revenues declined approximately 4%, resulting primarily from lower sales of bovine test products due to the changes in European Union testing requirements and declines in certain government programs. In 2012, approximately 88% of our sales in this business were from markets outside of the U.S., most notably Europe. The performance of the business is particularly subject to the various risks that are associated with doing business internationally. See "Part I, Item 1A. Risk Factors."

Other

Dairy. Our strategy in the dairy testing business is to develop, manufacture and sell antibiotic residue and contaminant testing products that satisfy applicable regulatory requirements for testing of milk by processors and producers and provide reliable field performance. The manufacture of these testing products leverages, almost exclusively, the SNAP® platform as well as the production equipment of our rapid assay business, incorporating customized reagents for antibiotic and contaminant detection. The majority of our sales in this business are international. To successfully increase sales of dairy testing products, we believe that we need to increase penetration in the processor and producer segments of the dairy market, and to develop product line enhancements and extensions. In 2012, approximately 86% of our sales in this business were from markets outside of the U.S., most notably China and Europe. The performance of the business is particularly subject to the various risks that are associated with doing business internationally. See "Part I, Item 1A. Risk Factors."

OPTI Medical Systems. Our strategy in the OPTI Medical Systems business for the human market is to develop, manufacture, and sell electrolyte and blood gas analyzers and related consumable products for the medical point-of-care diagnostics market worldwide, with a focus on small to mid-sized hospitals. We seek to differentiate our products based on ease of use, convenience, international distribution and service, and instrument reliability. Similar to our veterinary instruments and consumables strategy, a substantial portion of the revenues from this product line is derived from the sale of consumables for use on the installed base of electrolyte and blood gas analyzers. During the early stage of an instrument's life cycle, relatively greater revenues are derived from instrument placements, while consumable sales become relatively more significant in later stages as the installed base of instruments increases and instrument placement revenues begin to decline. Our long-term success in this area of our business is dependent upon new customer acquisition, customer retention and increased customer utilization of existing and new assays introduced on these instruments.

Our strategy in the OPTI Medical Systems business for the veterinary market is to utilize this unit's know-how, intellectual property and manufacturing capability to continue to expand the menu and instrument capability of the VetStat® and Catalyst Dx® platforms for veterinary applications while reducing our cost of consumables by leveraging experience and economies of scale.

In 2012, approximately 81% of our sales in the OPTI Medical Systems business were from markets outside of the U.S., most notably Europe, the Middle-East and Asia. The performance of the business is particularly subject to the various risks that are associated with doing business internationally. See "Part I, Item 1A. Risk Factors."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Note 2 to the consolidated financial statements included in this Annual Report on Form 10-K describes the significant accounting policies used in preparation of these consolidated financial statements.

We believe the following critical accounting estimates and assumptions may have a material impact on reported financial condition and operating performance and involve significant levels of judgment to account for highly uncertain matters or are susceptible to significant change.

Revenue Recognition

We recognize revenue when four criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. See Note 2(i) to the consolidated financial statements for the year ended December 31, 2012 included in this Annual Report on Form 10-K for additional information about our revenue recognition policy and criteria for recognizing revenue.

Multiple element arrangements ("MEAs"). Arrangements to sell products to customers frequently include multiple deliverables. Our most significant MEAs include the sale of one or more of the instruments from the IDEXX VetLab® suite of analyzers, digital radiography systems or practice management software, combined with one or more of the following products: extended maintenance agreements ("EMAs"), consumables and reference laboratory diagnostic and consulting services. Practice management software is frequently sold with post-contract customer support and implementation services. Delivery of the various products or performance of services within the arrangement may or may not coincide. Delivery of our IDEXX VetLab® instruments, digital radiography systems, and practice management software generally occurs at the onset of the arrangement. EMAs, consumables, and reference laboratory diagnostic and consulting services typically are delivered over future periods, generally one to six years. In certain arrangements, revenue recognized is limited to the amount invoiced or received that is not contingent on the delivery of products and services in the future.

We allocate revenue to each element based on the relative selling price and recognize revenue when the elements have standalone value and the four criteria for revenue recognition, as discussed above, have been met for each element. If available, we establish the selling price of each element based on vendor-specific objective evidence ("VSOE"), which represents the price charged for a deliverable when it is sold separately. We use third-party evidence ("TPE") if VSOE is not available or best estimate of selling price ("BESP") if neither VSOE nor TPE is available. We generally determine selling price based on amounts charged separately for the delivered and undelivered elements to similar customers in standalone sales of the specific elements. When these arrangements include a separately-priced EMA, we recognize revenue related to the EMA at the stated contractual price on a straight-line basis over the life of the agreement to the extent the separately stated price is substantive. If there is no stated contractual price for an EMA, or the separately stated price is not substantive, we recognize revenue according to the MEA policy stated above.

When arrangements within the scope of software revenue recognition guidance include multiple elements, we allocate revenue to each element based on relative fair value, when VSOE exists for all elements, or by using the residual method when there is VSOE for the undelivered elements but no such evidence for the delivered elements. Under the residual method, the fair value of the undelivered elements is deferred and the residual revenue is allocated to the delivered elements. Revenue is recognized on any delivered elements when the four criteria for revenue recognition have been met for each element. If VSOE does not exist for the undelivered element, all revenue from the arrangement is deferred until the earlier of the point at which such sufficient VSOE does exist or all elements of the arrangement have been delivered. We determine fair value based on amounts charged separately for the delivered and undelivered elements to similar customers in standalone sales of the specific elements.

Certain arrangements with customers include discounts on future sales of products and services. We apply judgment in determining whether future discounts are significant and incremental. When the future discount offered is not considered significant and incremental, we do not account for the discount as an element of the original arrangement. If the future discount is significant and incremental, we recognize that discount as an element of the original arrangement and allocate the discount to the other elements of the arrangement based on relative selling price. To determine whether a discount is significant and incremental, we look to the discount provided in comparison to standalone sales of the same product or service to similar customers, the level of discount provided on other elements in the arrangement and the significance of the discount to the overall arrangement. If the discount in the MEA approximates the discount typically provided in standalone sales, that discount is not considered incremental.

Customer programs. We record reductions to revenue related to customer marketing and incentive programs, which include end-user rebates and other volume-based incentives. Incentives may be provided in the form of IDEXX Points, credits or cash and are earned by end-users upon achieving defined volume purchases or utilization levels or upon entering an agreement to purchase products or services in future periods. Our most significant customer programs are categorized as follows:

Customer Loyalty Programs. Our customer loyalty programs offer customers the opportunity to earn incentives on a variety of IDEXX products and services as those products and services are purchased and utilized. Revenue reductions related to customer loyalty programs are recorded based on the actual issuance of incentives, incentives earned but not yet issued and estimates of incentives to be earned in the future based on applicable product inventories held by distributors at the end of the period.

Up-Front Customer Loyalty Programs. Our up-front loyalty programs provide incentives to customers in the form of cash payments or IDEXX Points upon entering multi-year agreements to purchase annual minimum amounts of future products or services. If a customer breaches its agreement, it is required to refund a prorated portion of the up-front cash or IDEXX Points. These incentives are considered to be customer acquisition costs and are capitalized and recognized as a reduction to revenue over the term of the customer agreement. If these up-front incentives are subsequently utilized to purchase IDEXX VetLab® instruments, digital radiography systems or Cornerstone® practice management systems, product revenue and cost is deferred and recognized over the term of the customer agreement as products and services are provided to the customer. We monitor customer purchases over the term of their agreement to assess the realizability of our capitalized customer acquisition costs. For the years ended December 31, 2012, 2011 and 2010, impairments of customer acquisition costs were immaterial.

IDEXX VetLab® Instrument Marketing Programs. Our instrument marketing programs require the customer to enroll at the time of instrument purchase and offer customers the opportunity to earn incentives in future periods based on the volume of the products they purchase and utilize over the term of the program. These arrangements are considered MEAs in accordance with our revenue recognition policy stated above. Revenue reductions related to instrument marketing programs are recorded based on an estimate of customer purchase and utilization levels and the incentive the customer will earn over the term of the program. Our estimates are based on historical experience and the specific terms and conditions of the marketing program and require us to apply judgment to approximate future product purchases and utilization. Differences between our estimates and actual incentives earned are accounted for as a change in estimate. These differences were not material for the years ended December 31, 2012, 2011 and 2010. At December 31, 2012, a 5% change in our estimate of future customer utilization would increase or reduce revenue by approximately $0.3 million.

Reagent Rental Programs. Our reagent rental programs provide our customers the right to use our instruments in consideration for multi-year agreements to purchase annual minimum amounts of consumables. No instrument revenue is recognized at the time of instrument installation. We recognize a portion of the revenue allocated to the instrument concurrent with the future sale of consumables. We determine the amount of revenue allocated from the consumable to the instrument based on VSOE and determine the rate of instrument revenue recognition in proportion to the customer's minimum volume commitment. The cost of the instrument is reclassified from inventory to equipment and charged to cost of product revenue on a straight-line basis over the term of the rental agreement.

IDEXX Points may be applied against the purchase price of IDEXX products and services purchased in the future or applied to trade receivables due to us. IDEXX Points that have not yet been used by customers are classified as a liability until use or expiration occurs. We estimate the amount of IDEXX Points expected to expire, or breakage, based on historical expirations and we recognize the estimated benefit of breakage as IDEXX Points are issued to customers. On November 30 of each year, unused IDEXX Points earned before January 1 of the prior year generally expire and any variance from the breakage estimate is accounted for as a change in estimate. This variance was not material for the years ended December 31, 2012, 2011 and 2010.

Future market conditions and changes in product offerings may cause us to change marketing strategies to increase or decrease customer incentive offerings, possibly resulting in incremental reductions of revenue in future periods as compared to reductions in the current or prior periods. Additionally, certain customer programs require us to estimate, based on historical experience, and apply judgment to approximate the number of customers who will actually redeem the incentive. In determining estimated revenue reductions we utilize data supplied from distributors and collected directly from end-users, which includes the volume of qualifying products purchased and the number of qualifying tests run as reported to us by end-users via IDEXX SmartService™, a secure Internet link that enables us to extract data and provide diagnostic service and support for certain IDEXX VetLab® instruments through remote access. Differences between estimated and actual customer participation in programs may impact the amount and timing of revenue recognition.

Following is a summary of revenue reductions, net recorded in connection with our customer programs for the years ended December 31, 2012, 2011 and 2010 (*in thousands*):

	For the Years Ended December 31,		
	2012	2011	2010
Revenue Reductions Recorded, Net			
Customer Loyalty Programs	$ 17,332	$ 16,591	$ 17,467
Up-Front Customer Loyalty Programs	8,704	3,954	921
IDEXX VetLab® Instrument Marketing Programs	15,686	11,137	4,304
Other Customer Programs	578	1,513	1,474
Total revenue reductions, net	$ 42,300	$ 33,195	$ 24,166

At December 31, 2012, 2011 and 2010, the total accrued revenue reductions were $36.6 million, $37.8 million and $23.3 million, respectively. Accrued customer programs are included within accrued liabilities and other long-term liabilities, depending on the anticipated settlement date, in the consolidated balance sheets included in this Annual Report on Form 10-K. Following is a summary of changes in the accrual for estimated revenue reductions attributable to customer marketing and incentive programs and the ending accrued customer programs balance for the years ended December 31, 2012, 2011 and 2010 (*in thousands*):

	For the Years Ended December 31,		
	2012	**2011**	**2010**
Accrued Customer Programs:			
Balance, beginning of the year	$ 37,767	$ 23,321	$ 18,265
Revenue reductions for Customer Loyalty Programs, net	17,332	16,591	17,467
Up-Front Customer Loyalty Program Awards issued as IDEXX Points	8,215	21,259	6,037
Revenue reductions for IDEXX VetLab® Instrument Marketing Programs, net	15,686	11,137	4,304
Revenue reductions for Other Customer Programs, net	578	1,513	1,474
IDEXX Points redeemed and credits issued	(41,832)	(35,629)	(23,859)
Breakage	(1,135)	(325)	(334)
Exchange impact on balances denominated in foreign currency	14	(100)	(33)
Balance, end of year	$ 36,625	$ 37,767	$ 23,321

Inventory Valuation

We write down the carrying value of inventory for estimated obsolescence by an amount equal to the difference between the cost of inventory and the estimated market value when warranted based on assumptions of future demand, market conditions, remaining shelf life, or product functionality. If actual market conditions or results of estimated functionality are less favorable than those we estimated, additional inventory write-downs may be required, which would have a negative effect on results of operations.

Valuation of Goodwill and Other Intangible Assets

A significant portion of the purchase price for acquired businesses is generally assigned to intangible assets. Intangible assets other than goodwill are initially valued at fair value. If a quoted price in an active market for the identical asset is not readily available at the measurement date, the fair value of the intangible asset is estimated based on discounted cash flows using market participant assumptions, which are assumptions that are not specific to IDEXX. The selection of appropriate valuation methodologies and the estimation of discounted cash flows require significant assumptions about the timing and amounts of future cash flows, risks, appropriate discount rates, and the useful lives of intangible assets. When material, we utilize independent valuation experts to advise and assist us in allocating the purchase prices for acquired businesses to the fair values of the identified intangible assets and in determining appropriate amortization methods and periods for those intangible assets. Goodwill is initially valued based on the excess of the purchase price of a business combination over the fair values of acquired net assets, including intangible assets. Contingent consideration is included within the acquisition cost and is recognized at its fair value on acquisition date. A liability resulting from contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. Changes in fair value of contingent consideration are recognized in earnings.

We assess goodwill for impairment annually, at the reporting unit level, in the fourth quarter and whenever events or circumstances indicate impairment may exist. An impairment charge is recorded for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Our reporting units are the individual product and service categories that comprise our CAG operating segment, our Water and LPD operating segments and goodwill remaining from the restructuring of our pharmaceutical business in the fourth quarter of 2008, referred to herein as the Technology reporting unit. A substantial portion of the goodwill remaining from the pharmaceutical business, included in our "Other Segment", is associated with products that have been, or that we expect to be, licensed to third parties. Realization of this goodwill is dependent upon the success of those third parties in developing and commercializing products, which will result in our receipt of royalties and other payments. Our Dairy and OPTI Medical businesses, for which there is no goodwill associated, are also presented in our "Other" segment.

On January 1, 2012, we adopted an amendment to the accounting guidance for goodwill which simplified how companies test goodwill for impairment. The amendment provides an entity the option to first assess the qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it would then perform the two-step impairment test; otherwise, no further impairment test would be required.

As part of our goodwill qualitative testing process, we evaluate factors specific to a reporting unit as well as industry and macroeconomic factors that are reasonably likely to have a material impact on the fair value of a reporting unit. Examples of the qualitative factors considered in assessing the fair value of a reporting unit include: the results of the most recent impairment test, the competitive environment, anticipated changes in product or labor costs, revenue growth trends, the consistency of operating margins and cash flows, and current and long-range financial forecasts. The long-range financial forecasts of the reporting units, which are based upon management's long-term view of our markets, are used by senior management and the Board of Directors to evaluate operating performance.

In the fourth quarter of 2012, we elected to assess the qualitative factors discussed above and determined that it was more likely than not that the fair value of the reporting units comprising our CAG, Water, and LPD operating segments exceeded the respective carrying amounts. Therefore, we did not perform the two-step impairment test for these reporting units. A prolonged economic downturn resulting in lower long-term growth rates and reduced long-term profitability may reduce the fair value of our reporting units. Industry specific events or circumstances could have a negative impact on our reporting units and may also reduce the fair value of our reporting units. Should such events occur and it becomes more likely than not that a reporting unit's fair value has fallen below its carrying value, we will perform an interim goodwill impairment test(s), in addition to the annual impairment test. Future impairment tests may result in an impairment of goodwill, depending on the outcome of a qualitative assessment and, if necessary, the two-step impairment test. An impairment of goodwill would be reported as a non-cash charge to earnings.

We did not elect to use the simplified qualitative approach to assess goodwill in our Technology reporting unit due to the nature of these products that are dependent on the success of third parties to develop and commercialize. Therefore, we performed the first step of the two-step goodwill impairment test, using an income approach based on discounted forecasted cash flows to estimate the fair value of the Technology reporting unit. Valuation assumptions reflect our projections and best estimates, based on significant assumptions about the extent and timing of future cash flows, growth rates and discount rates. The results of the Technology reporting unit goodwill impairment test indicated the estimated fair value of the reporting unit was in excess of its carrying value of $7 million by approximately 160%.

While we believe that the assumptions used to determine the estimated fair value of our Technology reporting unit are reasonable, a change in assumptions underlying these estimates or the inability of third parties to successfully develop or commercialize these products could result in a material negative effect on the estimated fair value of the reporting unit. Our fair value estimate assumes the achievement of future financial results contemplated in our forecasted cash flows, and there can be no assurance that we will realize that value. We use forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for this reporting unit. Actual results may differ from those assumed in our forecasts. The discount rate is based on a weighted average cost of capital ("WACC") derived from industry peers. Changes in market conditions, interest rates, growth rates, tax rates, costs, pricing, or the discount rate would affect the estimated fair values of a reporting unit and could result in a goodwill impairment charge in a future period. No goodwill impairments were identified during the years ended December 31, 2012, 2011 or 2010.

We assess the realizability of intangible assets other than goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If an impairment review is triggered, we evaluate the carrying value of intangible assets based on estimated undiscounted future cash flows over the remaining useful life of the primary asset of the asset group and compare that value to the carrying value of the asset group. The cash flows that are used contain our best estimates, using appropriate and customary assumptions and projections at the time. If the net carrying value of an intangible asset exceeds the related estimated undiscounted future cash flows, an impairment to write the intangible asset to its fair value would be reported as a non-cash charge to earnings. If necessary, we would calculate the fair value of an intangible asset using the present value of the estimated future cash flows to be generated by the intangible asset, using a risk-adjusted discount rate.

As a result of recent operating losses incurred by our OPTI Medical Systems business in the human market, we tested the related asset group, including intangible assets, for impairment in the third quarter of 2012. Simultaneously, we also reviewed the estimated useful lives of these intangible assets and determined that based on investments in our next generation OPTI analyzer it is likely we will experience a reduction in revenues from the existing products based on the acquired technologies sooner than previously estimated. As a result, we reduced the estimated useful lives for certain OPTI Medical Systems intangible assets resulting in increased amortization in the fourth quarter of 2012 and future periods. The impact of this change in estimated useful lives is not expected to have a material impact on our future financial results.

We determined the future net undiscounted cash flow for our OPTI Medical Systems business in the human market, which is comprised of those cash flows that are directly associated with and that are expected to arise as a direct result of the use of the asset group, exceeded the $17 million carrying value of the related asset group, including intangible assets of $5 million, by approximately 60%.

Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth rates, and tax rates. Many of the factors used in assessing future cash flows are outside the control of management and changes in the assumptions or estimates could materially affect the future cash flows of an asset group, and therefore could affect the amount of potential future impairment of the asset. In addition, the performance of the business is subject to the various risks described above that are associated with our limited experience and small scale in the human point-of-care market. See "Part I, Item 1A. Risk Factors." No impairments of intangible assets were identified during the years ended December 31, 2012, 2011 and 2010.

Share-Based Compensation

Our share-based compensation programs provide for grants of stock options, restricted stock units and deferred stock units, along with the issuance of employee stock purchase rights. The total fair value of future awards may vary significantly from past awards based on a number of factors, including our share-based award practices. Therefore, share-based compensation expense is likely to fluctuate, possibly significantly, from year to year.

We use the Black-Scholes-Merton option-pricing model to determine the fair value of options granted. Option-pricing models require the input of highly subjective assumptions, particularly for the expected stock price volatility and the expected term of options. The risk-free interest rate is based on the U.S. Treasury yield for a duration similar to the expected term at the date of grant. We have never paid any cash dividends on our common stock and we have no present intention to pay a dividend; therefore, we assume that no dividends will be paid over the expected terms of option awards. We determine the assumptions to be used in the valuation of option grants as of the date of grant. As such, we use different assumptions during the year if we grant options at different dates. However, substantially all of our options granted during the years ended December 31, 2012, 2011 and 2010 were granted in the first quarter of each year. The weighted average of each of the valuation assumptions used to determine the fair value of each option grant during each of the previous three years is as follows:

	For the Years Ended December 31,		
	2012	2011	2010
Expected stock price volatility	34 %	33 %	31 %
Expected term, in years [(1)]	4.6	4.8	4.9
Risk-free interest rate	0.8 %	2.3 %	2.3 %

(1) Options granted after January 1, 2006 have contractual terms of seven years. Options granted prior to January 1, 2006 have contractual terms of 10 years.

Changes in the subjective input assumptions, particularly for the expected stock price volatility and the expected term of options, can materially affect the fair value estimate. Our expected stock price volatility assumption is based on the historical volatility of our stock over a period similar to the expected term and other relevant factors. Lower estimated volatility reduces the fair value of a stock option, while higher estimated volatility has the opposite effect. The total fair value of stock options granted during the year ended December 31, 2012 was $8.0 million. If the weighted average of the stock price volatility assumption was increased or decreased by 1%, the total fair value of stock options awarded during the year ended December 31, 2012 would have increased or decreased by approximately 3% and the total expense recognized for the year ended December 31, 2012 for options awarded during the same period would have increased or decreased by less than $0.1 million.

We derive the expected term assumption for stock options based on historical experience and other relevant factors concerning expected behavior with regard to option exercises. The expected term is determined using a consistent method at each grant date. A longer expected term assumption increases the fair value of stock option awards, while a shorter expected term assumption has the opposite effect. If the weighted average of the expected term was increased or decreased by one year, the total fair value of stock options awarded during the year ended December 31, 2012 would have increased by 10% or decreased by 11%, respectively, and the total expense recognized for the year ended December 31, 2012 for options awarded during 2012 would have increased or decreased by $0.2 million.

Share-based compensation expense is recognized on a straight-line basis over the requisite service period, which ranges from one to five years, depending on the award. Share-based compensation expense is based on the number of awards ultimately expected to vest and is, therefore, reduced for an estimate of the number of awards that are expected to be forfeited. The forfeiture estimates are based on historical data and other factors, and compensation expense is adjusted for actual results. Total share-based compensation expense for the year ended December 31, 2012 was $15.9 million, which is net of a reduction of $2.9 million for actual and estimated forfeitures. Changes in estimated forfeiture rates and differences between estimated forfeiture rates and actual experience may result in significant, unanticipated increases or decreases in share-based compensation expense from period to period. The termination of employment of certain employees who hold large numbers of share-based compensation instruments may also have a significant, unanticipated impact on forfeiture experience and, therefore, on share-based compensation expense. Modifications of the terms of outstanding options may result in significant increases or decreases in share-based compensation. There were no modifications to the terms of outstanding options, restricted stock units or deferred stock units during 2012, 2011 or 2010.

The fair value of stock options, restricted stock units, deferred stock units, and employee stock purchase rights issued during the years ended December 31, 2012, 2011 and 2010 totaled $18.2 million, $25.5 million and $16.3 million, respectively. The total unrecognized compensation expense, net of estimated forfeitures, for unvested share-based compensation awards outstanding at December 31, 2012 was $33.3 million, which will be recognized over a weighted average period of approximately 1.6 years.

Income Taxes

We recognize a current tax liability or asset for current taxes payable or refundable, respectively, and a deferred tax liability or asset, as the case may be, for the estimated future tax effects of temporary differences between book and tax treatment of assets and liabilities and carryforwards to the extent they are realizable.

The future tax benefit arising from net deductible temporary differences and tax carryforwards, net of valuation allowances, was $4.3 million and $0.5 million at December 31, 2012 and 2011, respectively. On a quarterly basis, we assess our current and projected earnings by jurisdiction to determine whether or not our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future tax benefits. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. A reduction of net income before taxes in each subsidiary equal to 5% of revenue, compared to the corresponding reported amounts for the year ended December 31, 2012, would not result in the recognition of incremental valuation allowances.

For those jurisdictions where tax carryforwards are likely to expire unused or the projected operating results indicate that realization is not more likely than not, a valuation allowance is recorded to offset the deferred tax asset within that jurisdiction. In assessing the need for a valuation allowance, we consider future taxable income and ongoing prudent and feasible tax planning strategies. Alternatively, in the event that we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

Our net deductible temporary differences and tax carryforwards are recorded using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Should the expected applicable tax rates change in the future, an adjustment to the net deferred tax asset would be credited or charged, as appropriate, to income in the period such determination was made. For example, an increase of one percentage point in our anticipated U.S. state income tax rate would cause us to increase our net deferred tax asset balance by $0.3 million. This increase in the net deferred asset would increase net income in the period that our rate was adjusted. Likewise, a decrease of one percentage point to our anticipated U.S. state income tax rate would have the opposite effect.

We periodically assess our exposures related to our worldwide provision for income taxes and believe that we have appropriately accrued taxes for contingencies. Any reduction of these contingent liabilities or additional assessment would increase or decrease income, respectively, in the period such determination was made.

We consider the majority of the operating earnings of non-United States subsidiaries to be indefinitely invested outside the U.S. The cumulative earnings of these subsidiaries were $314.5 million at December 31, 2012, of which approximately $222.4 million was held in cash and cash equivalents as of December 31, 2012. No provision has been made for U.S. federal and state, or international taxes that may result from future remittances of these undistributed earnings of non-United States subsidiaries. Should we repatriate these earnings in the future, we would have to adjust the income tax provision in the period in which the decision to repatriate earnings is made. A determination of related tax liability that would be paid on these undistributed earnings if eventually repatriated is not practicable. For the operating earnings not considered to be indefinitely invested outside the United States we have accounted for the tax impact on a current basis.

We record a liability for uncertain tax positions that do not meet the more likely than not standard as prescribed by the authoritative guidance for income tax accounting. We record tax benefits for only those positions that we believe will more likely than not be sustained. For positions that we believe that it is more likely than not that we will prevail, we record a benefit considering the amounts and probabilities that could be realized upon ultimate settlement. If our judgment as to the likely resolution of the uncertainty changes, if the uncertainty is ultimately settled or if the statute of limitation related to the uncertainty expires, the effects of the change would be recognized in the period in which the change, resolution or expiration occurs. Our net liability for uncertain tax positions was $6.3 million and $5.6 million as of December 31, 2012 and 2011, respectively, which includes estimated interest expense and penalties.

RESULTS OF OPERATIONS AND TRENDS

Effects of Certain Factors on Results of Operations

Distributor Purchasing and Inventories. The instrument consumables and rapid assay products in our CAG segment are sold in the U.S. and certain other geographies by third party distributors, who purchase products from us and sell them to veterinary practices, which are the end users. As a result, distributor purchasing dynamics have an impact on our reported sales of these products. Distributor purchasing dynamics may be affected by many factors and in a given period may not be directly related to underlying end-user demand for our products. Consequently, reported results may reflect fluctuations in inventory levels held at distributors and not necessarily reflect changes in underlying end-user demand. Therefore, we believe it is important to track distributor sales to end users and to distinguish between the impact of end-user demand and the impact of distributor purchasing dynamics on reported revenue.

Where growth rates are affected by changes in end-user demand, we refer to this as the impact of practice-level sales on growth. Where growth rates are affected by distributor purchasing dynamics, we refer to this as the impact of changes in distributors' inventories on growth. If during the current year, distributors' inventories grew by less than those inventories grew in the comparable period of the prior year, then changes in distributors' inventories have an unfavorable impact on our reported sales growth in the current period. Conversely, if during the current year, distributors' inventories grew by more than those inventories grew in the comparable period of the prior year, then changes in distributors' inventories have a favorable impact on our reported sales growth in the current period.

At the end of a quarter, we believe that our U.S. CAG distributors typically hold inventory equivalent to approximately four weeks of the anticipated end-user demand for instrument consumables and rapid assay products.

Currency Impact. For the years ended December 31, 2012, 2011 and 2010, approximately 26%, 26% and 25%, respectively, of IDEXX consolidated revenues were derived from products manufactured in the U.S. and sold internationally in local currencies. Strengthening of the rate of exchange for the U.S. dollar relative to other currencies has a negative impact on our revenues derived in currencies other than the U.S. dollar and on profits of products manufactured in the U.S. and sold internationally, and a weakening of the U.S. dollar has the opposite effect. Similarly, to the extent that the U.S. dollar is stronger in current or future periods relative to the exchange rates in effect in the corresponding prior periods, our growth rate will be negatively affected. The impact of foreign currency denominated operating expenses and foreign currency denominated supply contracts partly offset this exposure.

The impact on revenue resulting from changes in foreign currency exchange rates is not a measure defined by U.S. GAAP, otherwise referred to herein as a non-U.S. GAAP measure. We calculate the impact on revenue resulting from changes in foreign currency exchange rates by applying the difference between the weighted average exchange rates during the current year period and the comparable previous year period to foreign currency denominated revenues for the current year period.

During the twelve months ended December 31, 2012, compared to the twelve months ended December 31, 2011, changes in foreign currency exchange rates reduced total company revenue by approximately $19.0 million, due primarily to the strengthening of the U.S. dollar against the Euro.

During the twelve months ended December 31, 2011, compared to the twelve months ended December 31, 2010, changes in foreign currency exchange rates increased total company revenue by approximately $27.1 million, due primarily to the weakening of the U.S. dollar against the Euro and, to a lesser extent, the Australian dollar, Japanese yen, Canadian dollar, British pound and Swiss franc.

Effects of Economic Conditions. Demand for many of our products and services has been negatively affected by economic conditions since mid-2008. In our CAG segment, we believe that low economic growth and relatively high unemployment have led to negative or cautious consumer sentiment, which has affected the number of patient visits to veterinary clinics. Based on data provided by a subset of our customers that use our practice management systems, we observed patient visits were flat to slightly down beginning in 2009, with a slight improvement in the growth of patient visits beginning in the fourth quarter of 2011 and further improvement during 2012 over the previous year periods, although the rate of improvement has not been steady. We believe that this data, though limited, provides a fair and meaningful representation of the trend in patient visit activity in the U.S. that is consistent with trends in the U.S. economic environment and consumer sentiment. In contrast, economic conditions in certain European countries remain challenging, which continues to negatively impact our CAG segment in particular.

We believe that the overall trend in patient visits since the beginning of the economic downturn has had a slightly negative impact on the growth rate of sales of rapid assay tests, instrument consumables and reference laboratory diagnostic and consulting services. In addition, we believe the rate of growth of sales of our instruments and digital radiography systems, which are larger capital purchases for veterinarians, has also been affected by continued caution among veterinarians regarding economic conditions. Weaker economic conditions since mid-2008 have also caused our customers to remain sensitive to the pricing of our products and services resulting in lower revenue growth due to limited price increases for certain products.

We also believe that current economic conditions have affected purchasing decisions of our Water and LPD business customers. Lower water testing volumes have resulted from a decline in discretionary testing and a decline in mandated testing as a result of lower home and commercial construction. Fiscal difficulties in certain European countries have also reduced government funding for some water and livestock testing programs.

We believe that the diversity of our products and services and the geographic diversity of our markets have partially mitigated the effects of the economic environment and negative consumer sentiment on our revenue growth rates. Looking forward, we are cautiously optimistic that the improvements we began to see in the U.S. commencing in the fourth quarter of 2011 and continuing in 2012 are reflective of a gradual improvement in the macroeconomic environment that over time will further reduce these effects.

Twelve Months Ended December 31, 2012 Compared to Twelve Months Ended December 31, 2011

Revenue

The following revenue analysis and discussion reports on organic revenue growth. Organic revenue growth should be considered in addition to, and not as a replacement for or as a superior measure to, revenues reported in accordance with U.S. GAAP, and may not be comparable to similarly titled measures reported by other companies. Management believes that reporting organic revenue growth provides useful information to investors by facilitating easier comparisons of our revenue performance with prior and future periods and to our peers. We exclude the effect of changes in foreign currency exchange rates because changes in foreign currency exchange rates are not under management's control, are subject to volatility and can obscure underlying business trends. We exclude the effect of acquisitions because the nature, size and number of acquisitions can vary dramatically from period to period and therefore can also obscure underlying business trends.

Organic revenue growth and the percentage changes in revenue from currency and acquisitions are non-U.S. GAAP measures. See the subsection above titled "Effects of Certain Factors on Results of Operations" for a description of the calculation of the percentage change in revenue resulting from changes in foreign currency exchange rates. The percentage change in revenue resulting from acquisitions represents incremental revenues attributable to acquisitions that have occurred since the beginning of the prior year period.

Total Company. The following table presents revenue by operating segment:

Net Revenue *(dollars in thousands)*	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	Dollar Change	Percentage Change	Percentage Change from Currency	Percentage Change from Acquisitions	Organic Revenue Growth
CAG	$ 1,072,211	$ 999,722	$ 72,489	7.3%	(1.4%)	1.2%	7.5%
Water	84,680	82,125	2,555	3.1%	(1.4%)	-	4.5%
LPD	86,724	94,112	(7,388)	(7.9%)	(3.8%)	-	(4.1%)
Other	49,723	42,730	6,993	16.4%	(0.8%)	-	17.2%
Total	$ 1,293,338	$ 1,218,689	$ 74,649	6.1%	(1.6%)	1.0%	6.7%

Companion Animal Group. The following table presents revenue by product and service category for CAG. The VetLab® instruments and consumables product and service category has been disaggregated into its three VetLab® components:

Net Revenue *(dollars in thousands)*	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	Dollar Change	Percentage Change	Percentage Change from Currency	Percentage Change from Acquisitions	Organic Revenue Growth
VetLab® instruments	$ 90,177	$ 93,655	$ (3,478)	(3.7%)	(1.9%)	-	(1.8%)
VetLab® consumables	278,818	255,848	22,970	9.0%	(1.7%)	-	10.7%
VetLab® service and accessories	48,056	45,083	2,973	6.6%	(0.4%)	-	7.0%
Rapid assay products	162,232	154,342	7,890	5.1%	(0.7%)	-	5.8%
Reference laboratory diagnostic and consulting services	407,343	373,919	33,424	8.9%	(1.8%)	3.1%	7.6%
Practice management and digital imaging systems and services	85,585	76,875	8,710	11.3%	(0.1%)	-	11.4%
Net CAG revenue	$ 1,072,211	$ 999,722	$ 72,489	7.3%	(1.4%)	1.2%	7.5%

The decrease in VetLab® instruments revenue was due primarily to lower sales of our Catalyst Dx® and LaserCyte® instruments, partly offset by increased sales of our ProCyte Dx® instrument. Lower sales of our Catalyst Dx® instrument were due primarily to lower average unit sales prices, a decrease in volumes during the year ended December 31, 2012 as compared to the prior year as result of the initial launch of a Catalyst Dx® instrument marketing program in North America during the third quarter of 2011 and the impact of fourth quarter placements in 2012 under the reagent rental customer program where instrument revenue is recognized over the term of the rental agreement. VetLab® service and accessories revenue growth was primarily a result of the increase in our active installed base of instruments.

VetLab® consumables revenue growth was due primarily to higher sales volumes of consumables used with our Catalyst Dx® instrument, partly offset by lower sales of consumables used with our VetTest® chemistry instrument. The increase in consumables used with our Catalyst Dx® instrument resulted primarily from growth of our install base as a result of customer acquisitions, as well as an increase in testing for customers who upgrade from our VetTest® to our Catalyst Dx® instrument. Higher sales volumes of consumables used with our ProCyte Dx® instrument also contributed to the increase in consumables revenue. The impact of changes in distributors' inventory levels contributed 1% to reported consumables growth.

The increase in rapid assay revenue was due primarily to higher sales of our canine combination test products driven primarily by higher average unit sales prices. The impact of changes in distributors' inventory levels was not significant to rapid assay revenue growth.

The increase in reference laboratory diagnostic and consulting services revenue resulted primarily from the impact of higher testing volumes and, to a lesser extent, price increases. Higher testing volumes were driven by the acquisition of new customers due, in part, to geographic expansion and our customer loyalty programs in which customers are provided incentives in exchange for agreements to purchase services in future periods.

The increase in practice management and digital imaging systems and services revenue resulted primarily from an increase in placements of our practice management systems, an increase in support and service revenue and incremental revenue recognized under customer loyalty programs where revenue had been deferred at the time of systems placement.

Water. The increase in Water revenue resulted primarily from higher Colilert® product sales volumes due to new account acquisitions.

Livestock and Poultry Diagnostics. The decrease in LPD revenue resulted primarily from lower bovine test sales resulting from the changes in European Union testing requirements and declines in certain government programs. Effective July 1, 2011, the age at which healthy cattle to be slaughtered are required to be tested for Bovine Spongiform Encephalopathy ("BSE" or "mad cow disease") in the European Union was increased from 48 months to 72 months, which is reducing the population of cattle tested for this disease. Effective March 2013, European Union ("EU") member states will have the option to eliminate BSE testing of healthy cattle at slaughter. Instead of eliminating testing, certain EU governments have elected to further increase the age at which healthy cattle are to be tested in 2013. Revenue from BSE testing products was less than $10 million during the twelve months ended December 31, 2012.

Other. The increase in Other revenue was due primarily to higher sales volumes of our Dairy SNAP® tests used for the detection of antibiotic residue and the contaminant Aflatoxin M1 in milk. Higher sales of our OPTI Medical instruments and related consumables also contributed to the increase in revenue. In 2013, we anticipate reduced sales of Dairy SNAP® tests used for the detection of the contaminant Aflatoxin M1 in milk due to lower testing volumes in China compared to testing that was performed in 2012 in response to an outbreak.

Gross Profit

Total Company. The following table presents gross profit and gross profit percentages by operating segment:

Gross Profit *(dollars in thousands)*	**For the Year Ended December 31, 2012**	**Percent of Revenue**	**For the Year Ended December 31, 2011**	**Percent of Revenue**	**Dollar Change**	**Percentage Change**
CAG	$ 561,043	52.3%	$ 515,656	51.6%	$ 45,387	8.8%
Water	56,133	66.3%	51,555	62.8%	4,578	8.9%
LPD	57,594	66.4%	63,619	67.6%	(6,025)	(9.5%)
Other	19,217	38.6%	17,231	40.3%	1,986	11.5%
Unallocated amounts	5,161	N/A	(1,555)	N/A	6,716	N/A
Total Company	$ 699,148	54.1%	$ 646,506	53.0%	$ 52,642	8.1%

Companion Animal Group. Gross profit for CAG increased due to higher sales and an increase in the gross profit percentage. The increase in the gross profit percentage was due primarily higher average unit sales prices of our canine combination rapid assay tests, lower unit costs for consumables used in our VetLab® instruments and the favorable impact of currency. The net effect of currency was positive because the net unfavorable impact of changes in foreign currency exchange rates was more than offset by hedging gains during the year ended December 31, 2012 compared to hedging losses during the same period of the prior year.

Water. Gross profit for Water increased due to higher sales and an increase in the gross profit percentage to 66% from 63%. The increase in the gross profit percentage was due primarily to lower overall manufacturing costs during the year ended December 31, 2012, the timing of certain manufacturing costs during the year ended December 31, 2011 and the favorable impact of currency. The net effect of currency was positive because the net unfavorable impact of changes in foreign currency exchange rates was more than offset by hedging gains during the year ended December 31, 2012 compared to hedging losses during the same period of the prior year.

Livestock and Poultry Diagnostics. Gross profit for LPD decreased due to lower sales and a decrease in the gross profit percentage to 66% from 68%. The decrease in the gross profit percentage was due primarily to higher overall manufacturing costs driven by lower production volumes, partly offset by the favorable impact of currency. The net effect of currency was positive because the net unfavorable impact of changes in foreign currency exchange rates was more than offset by hedging gains during the year ended December 31, 2012 compared to hedging losses during the same period of the prior year.

Other. Gross profit for Other increased due to higher sales, partly offset by a decrease in the gross profit percentage to 39% from 40%. The decrease in the gross profit percentage was due primarily to lower average unit sales prices in our OPTI Medical line of business and higher freight and distribution costs in our Dairy line of business. These unfavorable factors were partly offset by lower overall manufacturing costs in our Dairy line of business driven by increased production volumes of our SNAP® tests.

Unallocated Amounts. Gross profit for Unallocated Amounts increased due primarily to a decrease in certain manufacturing costs. The manufacturing costs reported in our operating segments include our standard cost for products sold and any variances from standard cost for products purchased or manufactured within the period. We capitalize these variances for inventory on hand at the end of the period to record inventory in accordance with U.S. GAAP. We then record these variances as cost of product revenue as that inventory is sold. The impact to cost of product revenue resulting from this variance capitalization and subsequent recognition is reported within the caption "Unallocated Amounts." The decrease in certain manufacturing costs is due primarily to the recognition of previously favorable production volume variances incurred in our LPD business.

Operating Expenses and Operating Income

Total Company. The following tables present operating expenses and operating income by operating segment:

Operating Expenses *(dollars in thousands)*	**For the Year Ended December 31, 2012**	**Percent of Revenue**	**For the Year Ended December 31, 2011**	**Percent of Revenue**	**Dollar Change**	**Percentage Change**
CAG	$ 357,807	33.4 %	$ 325,822	32.6 %	$ 31,985	9.8 %
Water	18,446	21.8 %	17,711	21.6 %	735	4.1 %
LPD	38,335	44.2 %	39,880	42.4 %	(1,545)	(3.9 %)
Other	14,766	29.7 %	14,675	34.3 %	91	0.6 %
Unallocated amounts	7,231	N/A	12,193	N/A	(4,962)	(40.7 %)
Total Company	$ 436,585	33.8 %	$ 410,281	33.7 %	$ 26,304	6.4 %

Operating Income *(dollars in thousands)*	**For the Year Ended December 31, 2012**	**Percent of Revenue**	**For the Year Ended December 31, 2011**	**Percent of Revenue**	**Dollar Change**	**Percentage Change**
CAG	$ 203,236	19.0 %	$ 189,834	19.0 %	$ 13,402	7.1 %
Water	37,687	44.5 %	33,844	41.2 %	3,843	11.4 %
LPD	19,259	22.2 %	23,739	25.2 %	(4,480)	(18.9 %)
Other	4,451	9.0 %	2,556	6.0 %	1,895	74.1 %
Unallocated amounts	(2,070)	N/A	(13,748)	N/A	11,678	84.9 %
Total Company	$ 262,563	20.3 %	$ 236,225	19.4 %	$ 26,338	11.1 %

Companion Animal Group. The following table presents CAG operating expenses by functional area:

Operating Expenses *(dollars in thousands)*	For the Year Ended December 31, 2012	Percent of Revenue	For the Year Ended December 31, 2011	Percent of Revenue	Dollar Change	Percentage Change
Sales and marketing	186,287	17.4%	173,679	17.4%	12,608	7.3%
General and administrative	115,266	10.8%	102,699	10.3%	12,567	12.2%
Research and development	56,254	5.2	49,444	5.0	6,810	13.8%
Total operating expenses	$ 357,807	33.4%	$ 325,822	32.6%	$ 31,985	9.8%

The increase in sales and marketing expense resulted primarily from higher personnel-related costs, partly offset by the favorable impact from changes in foreign currency exchange rates. The increase in general and administrative expense was due primarily to higher personnel-related costs, higher amortization expense of our intangible assets and an increase in costs attributable to investments in information technology. These unfavorable impacts were partly offset by the favorable impact of changes in foreign currency exchange rates. The increase in research and development expense resulted primarily from higher personnel-related costs and increased external consulting and development costs.

Water. The following table presents Water expenses by functional area:

Operating Expenses *(dollars in thousands)*	For the Year Ended December 31, 2012	Percent of Revenue	For the Year Ended December 31, 2011	Percent of Revenue	Dollar Change	Percentage Change
Sales and marketing	$ 9,398	11.1%	$ 8,906	10.8%	$ 492	5.5%
General and administrative	6,546	7.7%	6,443	7.8%	103	1.6%
Research and development	2,502	3.0%	2,362	2.9%	140	5.9%
Total operating expenses	$ 18,446	21.8%	$ 17,711	21.6%	$ 735	4.1%

The increase in sales and marketing expense resulted primarily from higher personnel-related costs, partly offset by the favorable impact of changes in foreign currency exchange rates. General and administrative expense was generally consistent with the same period of the prior year. The increase in research and development expense resulted primarily from higher personnel-related costs.

Livestock and Poultry Diagnostics. The following table presents LPD operating expenses by functional area:

Operating Expenses *(dollars in thousands)*	For the Year Ended December 31, 2012	Percent of Revenue	For the Year Ended December 31, 2011	Percent of Revenue	Dollar Change	Percentage Change
Sales and marketing	$ 14,934	17.2%	$ 15,933	16.9%	$ (999)	(6.3%)
General and administrative	12,003	13.8%	12,079	12.8%	(76)	(0.6%)
Research and development	11,398	13.1%	11,868	12.6%	(470)	(4.0%)
Total operating expenses	$ 38,335	44.2%	$ 39,880	42.4%	$ (1,545)	(3.9%)

The decrease in sales and marketing expense resulted primarily from the favorable impact of changes in foreign currency exchange rates and lower personnel-related costs. General and administrative expense was generally consistent with the same period of the prior year. The decrease in research and development expense was due primarily to lower personnel-related costs and the favorable impact of changes in foreign currency exchange rates.

Other. Operating expenses for Other, which totaled $14.8 million for the year ended December 31, 2012, were generally consistent with the same period of the prior year as higher personnel-related costs in our OPTI Medical line of business were offset by a final $3.5 million milestone payment earned related to the 2008 sale of product rights previously included in our pharmaceutical product line earned during the year ended December 31, 2012 that was incremental to a similar $3.0 million milestone payment earned during the year ended December 31, 2011.

Unallocated Amounts. Operating expenses that are not allocated to our operating segments decreased $5.0 million to $7.2 million for the year months ended December 31, 2012 due primarily to lower personnel-related costs, lower legal and other professional fees incurred in connection with the U.S. Federal Trade Commission ("FTC") investigation and the absence of legal and other fees incurred in connection with the U.K. Office of Fair Trading ("OFT") investigation, which concluded in November 2011. These favorable factors were partly offset by the absence of a payment related to the sale of certain raw material inventory in connection with the restructuring of our pharmaceutical business in 2008 that was recognized during the year ended December 31, 2011. We estimate certain personnel-related costs and allocate the estimated expense to the operating segments. This allocation differs from the actual expense and consequently yields a difference that is reported under the caption "Unallocated Amounts." The FTC investigation is discussed in more detail under the heading "Part I. Item 1A. Risk Factors" in this Annual Report on Form 10-K.

Interest Income and Interest Expense

Interest income of $1.9 million for the twelve months ended December 31, 2012 was generally consistent with interest income of $1.7 million for the same period of the prior year.

Interest expense was $3.8 million for the twelve months ended December 31, 2012 compared to $3.5 million for the same period of the prior year. The increase in interest expense was due primarily to higher average balances outstanding on our unsecured revolving credit facility, partly offset by lower effective interest rates.

Provision for Income Taxes

Our effective income tax rate was 31.6% for the year ended December 31, 2012 and 31.0% for the year ended December 31, 2011. The increase in the tax rate is primarily due to federal research and development tax credits that were not available during 2012 but were available during 2011, partly offset by higher relative earnings subject to international tax rates that are lower than domestic tax rates.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law which retroactively reinstated and extended the federal research and development (R&D) tax credit from January 1, 2012 to December 31, 2013. As a result, the Company expects its income tax provision for the first quarter of 2013 will reflect the entire benefit of the R&D tax credit attributable to 2012. We expect the federal R&D tax credit reinstatement to contribute approximately a 2% reduction in our effective income tax rate for 2013, as compared to our effective tax rate for the year ended December 31, 2012.

In 2013, it is reasonably possible that we could recognize up to $1.1 million of income tax benefits that have not been recognized at December 31, 2012. The income tax benefits are primarily due to the lapse in the statutes of limitations for various U.S. and international tax jurisdictions.

Twelve Months Ended December 31, 2011 Compared to Twelve Months Ended December 31, 2010

The following revenue analysis and discussion reports on organic revenue growth. Organic revenue growth should be considered in addition to, and not as a replacement for or as a superior measure to, revenues reported in accordance with U.S. GAAP, and may not be comparable to similarly titled measures reported by other companies. Management believes that reporting organic revenue growth provides useful information to investors by facilitating easier comparisons of our revenue performance with prior and future periods and to our peers. We exclude the effect of changes in foreign currency exchange rates because changes in foreign currency exchange rates are not under management's control, are subject to volatility and can obscure underlying business trends. We exclude the effect of acquisitions because the nature, size and number of acquisitions can vary dramatically from period to period and therefore can also obscure underlying business trends.

Organic revenue growth and the percentage changes in revenue from currency and acquisitions are non-U.S. GAAP measures. See the subsection above titled "Effects of Certain Factors on Results of Operations" for a description of the calculation of the percentage change in revenue resulting from changes in foreign currency exchange rates. The percentage change in revenue resulting from acquisitions represents incremental revenues attributable to acquisitions that have occurred since the beginning of the prior year period.

Revenue

Total Company. The following table presents revenue by operating segment:

Net Revenue *(dollars in thousands)*	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	Dollar Change	Percentage Change	Percentage Change from Currency	Percentage Change from Acquisitions	Organic Revenue Growth
CAG	$ 999,722	$ 905,655	$ 94,067	10.4%	2.3%	0.3%	7.8%
Water	82,125	76,514	5,611	7.3%	2.5%	-	4.8%
LPD	94,112	81,177	12,935	15.9%	4.5%	-	11.4%
Other	42,730	40,046	2,684	6.7%	2.1%	-	4.6%
Total	$ 1,218,689	$ 1,103,392	$ 115,297	10.4%	2.4%	0.2%	7.8%

Companion Animal Group. The following table presents revenue by product and service category for CAG. The VetLab® instruments and consumables product and service category has been disaggregated into its three VetLab® components:

Net Revenue *(dollars in thousands)*	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	Dollar Change	Percentage Change	Percentage Change from Currency	Percentage Change from Acquisitions	Organic Revenue Growth
VetLab® instruments	$ 93,655	$ 85,540	$ 8,115	9.5%	2.7%	-	6.8%
VetLab® consumables	255,848	227,974	27,874	12.2%	2.5%	-	9.7%
VetLab® service and accessories	45,083	40,725	4,358	10.7%	3.5%	-	7.2%
Rapid assay products	154,342	146,538	7,804	5.3%	1.2%	-	4.1%
Reference laboratory diagnostic and consulting services	373,919	329,666	44,253	13.4%	2.7%	0.8%	9.9%
Practice management and digital imaging systems and services	76,875	75,212	1,663	2.2%	0.4%	-	1.8%
Net CAG revenue	$ 999,722	$ 905,655	$ 94,067	10.4%	2.3%	0.3%	7.8%

VetLab® instruments revenue growth was due primarily to sales of ProCyte Dx®, the hematology analyzer that we began shipping during the third quarter of 2010, and higher sales volumes of our Catalyst Dx® instrument. These favorable impacts were partly offset by lower average unit sales prices driven primarily by discounts associated with our IDEXX VetLab® instrument marketing programs. VetLab® service and accessories revenue growth was primarily a result of the increase in our active installed base of instruments.

VetLab® consumables revenue growth was due primarily to higher sales of consumables used with our Catalyst Dx® instrument, partly offset by lower sales of consumables used with our VetTest® chemistry instrument as customers continue to upgrade from our VetTest® instrument to our Catalyst Dx® instrument. Higher sales of consumables used with our ProCyte Dx® instrument also contributed to the increase in consumables revenue. The impact of changes in distributors' inventory levels contributed 1% to reported consumables growth.

The increase in rapid assay revenue was due primarily to an increase in U.S. practice-level sales of our canine combination test products and, to a lesser extent, sales of our feline pancreatitis test products, which we began shipping during the second quarter of 2011. The impact of changes in distributors' inventory levels was not significant to rapid assay revenue growth.

The increase in reference laboratory diagnostic and consulting services revenue resulted primarily from the impact of higher testing volumes and, to a lesser extent, price increases. Higher testing volumes were driven by the acquisition of new customers due, in part, to geographic expansion and our customer loyalty programs in which customers are provided incentives in the form of IDEXX Points or cash in exchange for agreements to purchase services in future periods.

The increase in practice management and digital imaging systems and services revenue resulted primarily from an increase in service and support revenue and an increase in sales volumes of our practice management systems. The increase in service and support revenue was due primarily to an increase in our active installed base of digital radiography systems and, to a lesser extent, practice management systems. Higher sales volumes of our digital radiography systems also contributed to the overall increase in revenue. These favorable factors were partly offset by an increase in placements of digital radiography systems and practice management systems under our customer loyalty programs for which the related revenue is recognized in future periods.

Water. The increase in Water revenue resulted primarily from higher sales volumes of Colilert® test products, partly offset by the unfavorable impact of higher relative sales of Colilert® test products in geographies where these products are sold at lower average unit sales prices.

Livestock and Poultry Diagnostics. The increase in LPD revenue resulted primarily from higher sales volumes of certain bovine tests and, to a lesser extent, higher sales volumes of certain swine and poultry tests. The increased sales volume of certain bovine tests was driven primarily by sales in Germany where we have won several government tenders for testing in connection with a country-wide eradication program for a virus impacting beef and dairy production yields.

Other. The increase in Other revenue was primarily attributable to higher sales volumes of our OPTI Medical consumables and, to a lesser extent, instruments, partly offset by lower sales volumes of our Dairy SNAP® tests used for the detection of antibiotic residue in milk and lower average unit sales prices in our OPTI Medical line of business due, in part, to higher relative sales in geographies where products are sold at lower average unit sales prices.

Gross Profit

Total Company. The following table presents gross profit and gross profit percentages by operating segment:

Gross Profit *(dollars in thousands)*	**For the Year Ended December 31, 2011**	**Percent of Revenue**	**For the Year Ended December 31, 2010**	**Percent of Revenue**	**Dollar Change**	**Percentage Change**
CAG	$ 515,656	51.6%	$ 458,491	50.6%	$ 57,165	12.5%
Water	51,555	62.8%	48,231	63.0%	3,324	6.9%
LPD	63,619	67.6%	55,187	68.0%	8,432	15.3%
Other	17,231	40.3%	17,732	44.3%	(501)	(2.8%)
Unallocated amounts	(1,555)	N/A	(1,018)	N/A	(537)	N/A
Total Company	$ 646,506	53.0%	$ 578,623	52.4%	$ 67,883	11.7%

Companion Animal Group. Gross profit for CAG increased due to higher sales and an increase in the gross profit percentage to 52% from 51%. The increase in the gross profit percentage was due primarily to improvements in costs to manufacture our IDEXX VetLab® instruments, higher relative sales of products that yield higher margins and an overall increase in average unit sales prices, driven by our reference laboratory diagnostic and consulting services line of business. These favorable impacts were partly offset by the unfavorable impact of currency as the net favorable impact of changes in foreign currency exchange rates was more than offset by the impact of increased hedging losses during the year ended December 31, 2011 compared to the year ended December 31, 2010.

Water. Gross profit for Water increased as higher sales were partly offset by a slight decrease in the gross profit percentage. The decrease in the gross profit percentage was due primarily to lower average unit sales prices of our Colilert® products and higher freight costs as a result of rising fuel surcharges. These unfavorable impacts were partly offset by higher relative sales of our Colilert® products that yield higher margins and lower manufacturing costs driven by cost improvement initiatives.

Livestock and Poultry Diagnostics. Gross profit for LPD increased as higher sales were partly offset by a slight decrease in the gross profit percentage. The decrease in the gross profit percentage was due primarily to the net unfavorable impact of currency as the net favorable impact of changes in foreign currency exchange rates was more than offset by hedging losses during the year ended December 31, 2011 compared to hedging gains during the year ended December 31, 2010. This unfavorable impact was partly offset by lower manufacturing costs and higher relative sales of products that yield higher margins. Lower manufacturing costs were driven largely by benefits achieved from economies of scale as a result of the increase in production volume.

Other. Gross profit for Other decreased as higher sales were more than offset by a decrease in the gross profit percentage to 40% from 44%. The decrease in the gross profit percentage was due primarily to lower average unit sales prices in our OPTI Medical line of business and higher freight costs in our Dairy line of business that were due, in part, to rising fuel surcharges.

Unallocated Amounts. Gross profit for Unallocated Amounts decreased due primarily to the unfavorable impact of certain manufacturing costs that we do not expect to continue at this level, partly offset by a decrease in certain personnel-related costs. With respect to manufacturing costs, the costs reported in our operating segments include our standard cost for products sold and any variances from standard cost for products purchased or manufactured within the period. We capitalize these variances for inventory on hand at the end of the period to record inventory in accordance with U.S. GAAP. We then record these costs as cost of product revenue as that inventory is sold. The impact to cost of product revenue resulting from this variance capitalization and subsequent expense recognition is reported within the caption "Unallocated Amounts." With respect to personnel-related costs, we estimate certain personnel-related costs and allocate the estimated expenses to the operating segments. This allocation differs from actual expense and consequently yields a difference that is reported under the caption "Unallocated Amounts." The decrease in certain personnel-related costs for Unallocated Amounts is due primarily to lower self-insured healthcare costs during the year ended December 31, 2011 compared to the same period of the prior year.

Operating Expenses and Operating Income

Total Company. The following tables present operating expenses and operating income by operating segment:

Operating Expenses *(dollars in thousands)*	**For the Year Ended December 31, 2011**	**Percent of Revenue**	**For the Year Ended December 31, 2010**	**Percent of Revenue**	**Dollar Change**	**Percentage Change**
CAG	$ 325,822	32.6%	$ 293,278	32.4%	$ 32,544	11.1%
Water	17,711	21.6%	16,618	21.7%	1,093	6.6%
LPD	39,880	42.4%	35,584	43.8%	4,296	12.1%
Other	14,675	34.3%	13,607	34.0%	1,068	7.8%
Unallocated amounts	12,193	N/A	15,655	N/A	(3,462)	(22.1%)
Total Company	$ 410,281	33.7%	$ 374,742	34.0%	$ 35,539	9.5%

Operating Income *(dollars in thousands)*	For the Year Ended December 31, 2011	Percent of Revenue	For the Year Ended December 31, 2010	Percent of Revenue	Dollar Change	Percentage Change
CAG	$ 189,834	19.0%	$ 165,213	18.2%	$ 24,621	14.9%
Water	33,844	41.2%	31,613	41.3%	2,231	7.1%
LPD	23,739	25.2%	19,603	24.2%	4,136	21.1%
Other	2,556	6.0%	4,125	10.3%	(1,569)	(38.0%)
Unallocated amounts	(13,748)	N/A	(16,673)	N/A	2,925	17.5%
Total Company	$ 236,225	19.4%	$ 203,881	18.5%	$ 32,344	15.9%

Companion Animal Group. The following table presents CAG operating expenses by functional area:

Operating Expenses *(dollars in thousands)*	For the Year Ended December 31, 2011	Percent of Revenue	For the Year Ended December 31, 2010	Percent of Revenue	Dollar Change	Percentage Change
Sales and marketing	$ 173,679	17.4%	$ 151,652	16.7%	$ 22,027	14.5%
General and administrative	102,699	10.3%	97,721	10.8%	4,978	5.1%
Research and development	49,444	5.0%	43,905	4.9%	5,539	12.6%
Total operating expenses	$ 325,822	32.6%	$ 293,278	32.4%	$ 32,544	11.1%

The increase in sales and marketing expense resulted primarily from an increase in personnel-related costs, the unfavorable impact of changes in foreign currency exchange rates and higher sales commission expenses attributable to the increase in sales volume. The increase in general and administrative expense resulted primarily from higher personnel-related costs, the unfavorable impact of changes in foreign currency exchange rates and an increase in costs attributable to investments in information technology. These increases were partly offset by a certain bad debt expense in 2010 that was absent in 2011 and payments that were earned during 2011 pursuant to certain product development arrangements and a license agreement. The bad debt expense in 2010 was in connection with the bankruptcy of one of our U.S. distributors, Professional Veterinary Products, Inc. The increase in research and development expense was due primarily to increased personnel-related costs and higher external consulting and development costs.

Water. The following table presents Water expenses by functional area:

Operating Expenses *(dollars in thousands)*	For the Year Ended December 31, 2011	Percent of Revenue	For the Year Ended December 31, 2010	Percent of Revenue	Dollar Change	Percentage Change
Sales and marketing	$ 8,906	10.8%	$ 7,898	10.3%	$ 1,008	12.8%
General and administrative	6,443	7.8%	6,328	8.3%	115	1.8%
Research and development	2,362	2.9%	2,392	3.1%	(30)	(1.3%)
Total operating expenses	$ 17,711	21.6%	$ 16,618	21.7%	$ 1,093	6.6%

The increase in sales and marketing expense resulted primarily from increased personnel-related costs and the unfavorable impact of changes in foreign currency exchange rates. The increase in general and administrative expense resulted primarily from the unfavorable impact of changes in foreign currency exchange rates, partly offset by a decrease in personnel-related costs. The slight decrease in research and development expense resulted primarily from lower personnel-related costs.

Livestock and Poultry Diagnostics. The following table presents LPD operating expenses by functional area:

Operating Expenses *(dollars in thousands)*	For the Year Ended December 31, 2011	Percent of Revenue	For the Year Ended December 31, 2010	Percent of Revenue	Dollar Change	Percentage Change
Sales and marketing	$ 15,933	16.9 %	$ 13,820	17.0 %	$ 2,113	15.3%
General and administrative	12,079	12.8 %	12,025	14.8 %	54	0.4%
Research and development	11,868	12.6 %	9,739	12.0 %	2,129	21.9%
Total operating expenses	$ 39,880	42.4 %	$ 35,584	43.8 %	$ 4,296	12.1%

The increase in sales and marketing expense resulted primarily from higher personnel-related costs and the unfavorable impact of changes in foreign currency exchange rates. The increase in personnel-related costs was due primarily to an increase in sales personnel to support growth in developing markets. The slight increase in general and administrative expense resulted primarily from the unfavorable impact of changes in foreign currency exchange rates, partly offset by a decrease in personnel-related costs. The increase in research and development expense was due primarily to an increase in personnel-related costs and, to a lesser extent, the unfavorable impact of changes in foreign currency exchange rates.

Other. Operating expenses for Other increased $1.1 million to $14.7 million for the year ended December 31, 2011. This increase was due primarily to increased research and development costs in our OPTI Medical line of business driven, in part, by higher personnel-related costs and increased consulting and external development costs.

Unallocated Amounts. Operating expenses that are not allocated to our operating segments decreased $3.5 million to $12.2 million for the year ended December 31, 2011 due primarily to a decrease in certain personnel-related costs, receipt of a payment related to the sale of certain raw material inventory in connection with the restructuring of our pharmaceutical business in the fourth quarter of 2008, an impairment charge in 2010 that was absent in 2011, a decrease in legal and other professional fees incurred in connection with the FTC and OFT investigations and decreased foreign exchange losses during the year ended December 31, 2011 compared to the year ended December 31, 2010. The FTC investigation is discussed in more detail under the heading "Part I. Item 1A. Risk Factors". We estimate certain personnel-related costs and allocate the estimated expenses to the operating segments. This allocation differs from actual expense and consequently yields a difference that is reported under the caption "Unallocated Amounts." The decrease in certain personnel-related costs for Unallocated Amounts is due primarily to lower self-insured healthcare costs during the year ended December 31, 2011 compared to the same period of the prior year. The payment related to the sale of certain raw material inventory was not recorded in our results of operation until received due to uncertain collectability. The impairment charge in 2010 was to write off certain design costs related to a facilities project that had changed in scope.

Interest Income and Interest Expense

Interest income was $1.7 million for the twelve months ended December 31, 2011 compared to $0.7 million for the same period of the prior year. The increase in interest income was due primarily to interest earned on a note issued in connection with a November 2010 strategic investment in a company that owns and operates veterinary hospitals and, to a lesser extent, from higher cash balances.

Interest expense was $3.5 million for the twelve months ended December 31, 2011 compared to $2.4 million for the same period of the prior year. In July 2011, we refinanced our existing $200 million unsecured revolving credit facility by entering into an amended and restated credit agreement relating to a five-year unsecured revolving credit facility in the principal amount of $300 million with a syndicate of multinational banks, which matures on July 25, 2016 (the new credit facility and the previous credit facility are referred to collectively as the "Credit Facility") and requires no scheduled prepayments before that date. The increase in interest expense during the year ended December 31, 2011 in comparison to the same period of the prior year was due primarily to higher debt balances outstanding on our Credit Facility and higher effective interest rates on borrowings under our Credit Facility. As a result of the refinancing event in July 2011, applicable interest rates on borrowings under the Credit Facility generally range from 0.875 to 1.25 percentage points (the range of applicable interest rates on borrowing under the new credit facility and the previous credit facility are referred to collectively as the "Credit Spread") above the London interbank rate ("LIBOR") or the Canadian Dollar-denominated bankers' acceptance rate ("CDOR") as opposed to a Credit Spread of 0.375 to 0.875 under the pre-existing Credit Facility. Because the Credit Spread increased as a result of the refinancing event, interest expense during the year ended December 31, 2011 increased in comparison to the same period of the prior year.

Provision for Income Taxes

Our effective income tax rate was 31.0% for the year ended December 31, 2011 and 30.1% for the year ended December 31, 2010. The increase in the tax rate is primarily due to lower tax benefits recognized related to the federal research and development tax credits, lower benefits recognized in connection with the expiration of certain statutes of limitations and increased state tax.

RECENT ACCOUNTING PRONOUNCEMENTS

A discussion of recent accounting pronouncements is included in Note 2 to the consolidated financial statements for the year ended December 31, 2012 included in this Annual Report on Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

We fund the capital needs of our business through cash on hand, funds generated from operations, and amounts available under our Credit Facility. At December 31, 2012 and December 31, 2011, we had $224.0 million and $183.9 million, respectively, of cash and cash equivalents, and working capital of $163.2 million and $87.3 million, respectively. Additionally, at December 31, 2012, we had remaining borrowing availability of $87 million under our $300 million Credit Facility. We believe that, if necessary, we could obtain additional borrowings at prevailing market interest rates to fund our growth objectives. We further believe that current cash and cash equivalents, funds generated from operations, and available borrowings will be sufficient to fund our operations, capital purchase requirements, and strategic growth needs for the next twelve months, and that these resources will be sufficient in the long term to fund our business as currently conducted.

We consider the majority of the operating earnings of certain non-U.S. subsidiaries to be indefinitely invested outside the U.S. Changes to this position could have adverse tax consequences. We manage our worldwide cash requirements considering available funds among all of our subsidiaries. Our foreign cash balances are generally available without restrictions to fund ordinary business operations outside the U.S. Of our total cash and cash equivalents at December 31, 2012, approximately $222.4 million was held by our foreign subsidiaries and was subject to material repatriation tax effects. The amount of cash and cash equivalents held by foreign subsidiaries subject to other restrictions on the free flow of funds (primarily securing various obligations) was approximately $1.6 million. As of December 31, 2012, 36% of the cash and cash equivalents held by our foreign subsidiaries was invested in money market funds restricted to U.S. government and agency securities, 42% was held as bank deposits, 21% was invested in money market funds having investments in highly liquid investment-grade fixed-income securities. As of December 31, 2012, approximately 61% of the cash and cash equivalents held by our foreign subsidiaries was held in U.S. dollars.

Should we require more capital in the U.S. than is generated by our operations domestically, for example to fund significant discretionary activities, we could elect to repatriate future earnings from foreign jurisdictions or raise capital in the U.S. through debt or equity issuances. These alternatives could result in higher effective tax rates, increased interest expense, or other dilution of our earnings. We have borrowed funds domestically and continue to have the ability to borrow funds domestically at reasonable interest rates.

The following table presents additional key information concerning working capital:

	For the Three Months Ended				
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Days sales outstanding[1]	39.9	41.7	41.9	42.7	41.0
Inventory turns[2]	1.8	1.7	1.8	1.8	1.8

[1] Days sales outstanding represents the average of the accounts receivable balances at the beginning and end of each quarter divided by revenue for that quarter, the result of which is then multiplied by 91.25 days.
[2] Inventory turns represents inventory-related cost of product revenue for the 12 months preceding each quarter-end divided by the inventory balance at the end of the quarter.

Sources and Uses of Cash

The following table presents cash provided (used):

	For the Years Ended December 31,		
(dollars in thousands)	2012	2011	Dollar Change
Net cash provided by operating activities	$ 230,282	$ 220,700	$ 9,582
Net cash used by investing activities	(66,005)	(96,996)	30,991
Net cash used by financing activities	(125,343)	(97,657)	(27,686)
Net effect of changes in exchange rates on cash	1,157	933	224
Net increase in cash and cash equivalents	$ 40,091	$ 26,980	$ 13,111

Operating Activities. Cash provided by operating activities was $230.3 million for the year ended December 31, 2012 compared to $220.7 million for the same period in 2011. The total of net income and net non-cash charges, excluding the impact of reclassifying the tax benefit from share-based compensation arrangements to a financing activity, was $242.7 million for the year ended December 31, 2012 compared to $230.4 million for the same period in 2011, resulting in incremental operating cash flows of $12.3 million driven primarily by the increase in net income. The total of changes in operating assets and liabilities and the tax benefit from share-based compensation arrangements decreased cash by $12.4 million and $9.7 million for the years ended December 31, 2012 and 2011, respectively, resulting in an incremental decrease in cash of $2.7 million.

The following table presents cash flows from changes in operating assets and liabilities and the tax benefit from share-based compensation arrangements:

	For the Years Ended December 31,		
(dollars in thousands)	2012	2011	Dollar Change
Accounts receivable	$ 3,487	$ (24,809)	$ 28,296
Inventories	(13,752)	(6,310)	(7,442)
Other assets	3,933	(1,339)	5,272
Accounts payable	(1,304)	13,884	(15,188)
Accrued liabilities	3,011	17,564	(14,553)
Deferred revenue	6,888	7,341	(453)
Tax benefit from share-based compensation arrangements	(14,676)	(16,007)	1,331
Total change in cash due to changes in operating assets and liabilities and the tax benefit from share-based compensation arrangements	$ (12,413)	$ (9,676)	$ (2,737)

Incremental cash used by accounts payable and accrued liabilities was due primarily to the timing of vendor and income tax payments during the year ended December 31, 2012 compared to the prior year. The increase in inventories during the year ended December 31, 2012 was more than the increase during the year ended December 31, 2011 due primarily to the timing of inventory receipts, most significantly of slides used with our chemistry instruments. The amount and timing of revenues and customer payments was the primary driver of the cash used by accounts receivable during the year ended December 31, 2011.

We historically have experienced proportionally lower net cash flows from operating activities during the first quarter and proportionally higher cash flows from operating activities for the remainder of the year and for the annual period driven primarily by the payment of annual bonuses in connection with employee incentive programs in the first quarter following the year for which the bonuses were earned and the seasonality of vector-borne disease testing, which has historically resulted in significant increases in accounts receivable balances during the first quarter of the year.

Investing Activities. Cash used by investing activities was $66.0 million for the year ended December 31, 2012 compared to $97.0 million for the same period of the prior year. The decrease in cash used by investing activities was due primarily to lower cash payments to acquire businesses during the year ended December 31, 2012 compared to the prior year and the substantial completion in 2011 of investments in our Memphis, Tennessee facility, partly offset by increased investments in information technology and incremental investments during the year ended December 31, 2012 to expand our headquarters facility in Westbrook, Maine. Investments in information technology consisted of incremental costs to develop Pet Health Network® Pro and increased purchases of computer hardware during the year ended December 31, 2012 as compared to the prior year. During the year December 31, 2012, we paid an aggregate of $2.7 million in cash to acquire three businesses, compared to $46.8 million paid in cash to acquire three businesses during the prior year. We accounted for all of the businesses acquired in 2012 and 2011 as business combinations.

Our total capital expenditure plan for 2013 is estimated to be approximately $75 million, which includes approximately $21 million for the expansion of our headquarters facility in Westbrook, Maine, $16 million of investments in internal use software and information technology infrastructure, $12 million of capital investments in manufacturing equipment and $10 million for investments in our reference laboratory equipment and facilities.

Financing Activities. Cash used by financing activities was $125.3 million for the year ended December 31, 2012 compared to cash used of $97.7 million for the same period in 2011. The increase in cash used by financing activities was due primarily to net payments under the Credit Facility for the year ended December 31, 2012 compared to net borrowing for the same period of the prior year and a decrease in cash received from the exercise of stock options and employee stock purchase plans and the related tax benefit, partly offset by a decrease in cash used to repurchase common stock.

Cash used to repurchase shares of our common stock decreased by $123.2 million during the year ended December 31, 2012 compared to the prior year. From the inception of our share repurchase program in August 1999 to December 31, 2012, we have repurchased 45.1 million shares. During the year ended December 31, 2012, we purchased 1.5 million shares for an aggregate cost of $132.3 million compared to purchases of 3.4 million shares for an aggregate cost of $255.5 million during 2011. We believe that the repurchase of our common stock is a favorable investment and we also repurchase to offset the dilutive effect of our share-based compensation programs. Repurchases of our common stock may vary depending upon the level of other investing activities and the share price. See Note 18 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information about our share repurchases.

Cash proceeds from the exercise of stock options and share purchases under employee stock purchase plans and the related tax benefits decreased by $6.0 million during the year ended December 31, 2012 compared to the prior year due primarily to a decrease in the number of stock options exercised.

Net borrowing and repayment activity under our Credit Facility resulted in incremental cash used of $144.9 million during the year ended December 31, 2012 compared to the prior year. At December 31, 2012, we had $212.0 million outstanding under the Credit Facility. The general availability of funds under the Credit Facility was further reduced by $1.0 million for a letter of credit issued related to our worker's compensation policy covering claims for the years ending 2009 through 2012. The obligations under the Credit Facility may be accelerated upon the occurrence of an event of default under the Credit Facility, which includes customary events of default including, without limitation, payment defaults, defaults in the performance of affirmative and negative covenants, the inaccuracy of representations or warranties, bankruptcy and insolvency related defaults, defaults relating to judgments, certain events related to employee pension benefit plans under the Employee Retirement Income Security Act of 1974, the failure to pay specified indebtedness, and a change of control default. The Credit Facility contains affirmative, negative and financial covenants customary for financings of this type. The negative covenants include restrictions on liens, indebtedness of subsidiaries of the Company, fundamental changes, investments, transactions with affiliates and certain restrictive agreements. The financial covenant is a consolidated leverage ratio test that requires our ratio of debt to earnings before interest, taxes, depreciation and amortization, defined as the consolidated leverage ratio under the terms of the Credit Facility, not to exceed 3-to-1. At December 31, 2012, we were in compliance with the covenants of the Credit Facility.

Other Commitments, Contingencies and Guarantees

Under our worker's compensation insurance policies for U.S. employees since January 1, 2003, we have retained the first $250,000 in claim liability per incident with aggregate maximum claim liabilities per year of $2.0 million in 2012 and 2011 and $2.9 million in 2010. The insurance company provides for insurance claims above the individual occurrence and aggregate limits. We have recognized cumulative expenses of $0.7 million, $0.4 million, and $0.8 million for claims incurred during the years ended December 31, 2012, 2011 and 2010, respectively. Our estimated liability for worker's compensation as of December 31, 2012 and 2011 was $1.2 million and $0.7 million, respectively. Claims incurred during the years ended December 31, 2012 and 2011 are relatively undeveloped as of December 31, 2012. Therefore, it is possible that we could incur additional healthcare and wage indemnification costs beyond those previously recognized up to our aggregate liability for each of the respective claim years. For the eight years ended on or prior to December 31, 2010, based on our retained claim liability per incident and our aggregate claim liability per year, our maximum liability at December 31, 2012 in excess of the amounts deemed probable and previously recognized is not material. In connection with these policies, we have outstanding letters of credit totaling $1.3 million to the insurance companies as security for these claims.

We have contingent commitments outstanding of up to $7.5 million related primarily to the acquisition of an intangible asset in 2008 and due to the seller upon our achievement of certain revenue and other milestones. We have not accrued for the commitments related to this intangible asset acquisition as we do not deem them to be probable of occurring as of December 31, 2012. The remaining commitments are not material.

We are contractually obligated to make the following payments in the years below:

Contractual obligations (in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations [1]	$ 2,501	$ 1,107	$ 1,394	$ -	$ -
Operating leases	70,929	13,013	21,179	15,411	21,326
Purchase obligations [2]	128,035	116,494	5,613	2,968	2,960
Minimum royalty payments	4,833	883	1,445	1,080	1,425
Total contractual cash obligations	$ 206,298	$ 131,497	$ 29,631	$ 19,459	$ 25,711

(1) Long-term debt amounts include interest payments associated with long-term debt.

(2) Purchase obligations include agreements and purchase orders to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities, pricing, and approximate timing of purchase transactions.

These commitments do not reflect unrecognized tax benefits of $5.9 million and deferred compensation liabilities of $2.3 million as of December 31, 2012 as the timing of recognition is uncertain. Refer to Note 12 of the consolidated financial statements for the year ended December 31, 2012 included in this Annual Report on Form 10-K for additional discussion of unrecognized tax benefits.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our financial market risk consists primarily of foreign currency exchange risk and interest rate risk. Our functional currency is the U.S. dollar and our primary manufacturing operations are in the U.S., but we distribute our products worldwide both through direct export and through our foreign subsidiaries. Our primary foreign currency transaction risk consists of intercompany purchases and sales of products and we attempt to mitigate this risk through our hedging program described below. For the years ended December 31, 2012, 2011 and 2010, approximately 26%, 26% and 25%, respectively, of IDEXX consolidated revenues were derived from products manufactured in the U.S. and sold internationally in local currencies. The functional currency of most of our subsidiaries is their local currency. For one of our subsidiaries located in the Netherlands, the functional currency is the U.S. dollar.

The primary purpose of our foreign currency hedging activities is to protect against the volatility associated with foreign currency transactions. We also utilize natural hedges to mitigate our transaction and commitment exposures. Our corporate policy prescribes the range of allowable hedging activity. We enter into foreign currency exchange contracts with large multinational financial institutions and we do not hold or engage in transactions involving derivative instruments for purposes other than risk management. Our accounting policies for these contracts are based on our designation of such instruments as hedging transactions. Changes in the fair value of our derivative instruments are either recognized in earnings or deferred in other comprehensive income ("OCI"), net of tax, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. We primarily utilize foreign currency exchange contracts with durations of less than 24 months.

Our subsidiaries enter into foreign currency exchange contracts to manage the exchange risk associated with their forecasted intercompany inventory purchases and sales for the next year. From time to time, we may also enter into foreign currency exchange contracts to minimize the impact of foreign currency fluctuations associated with specific, significant transactions. As of December 31, 2012 and 2011, we were not hedging any specific, significant transactions.

Our foreign currency hedging strategy is consistent with prior periods and there were no material changes in our market risk exposure during the year ended December 31, 2012. We enter into foreign currency exchange contracts designated as cash flow hedges for amounts that are less than the full value of forecasted intercompany purchases and sales and for amounts that are equivalent to, or less than, other significant transactions, thus no significant ineffectiveness has resulted or been recorded through the statements of operations. Our hedging strategy related to intercompany inventory purchases and sales provides that we employ the full amount of our hedges for the succeeding year at the conclusion of our budgeting process for that year, which is complete by the end of the preceding year. Quarterly, we enter into contracts to hedge incremental portions of anticipated foreign currency transactions for the current and following year that are in excess of amounts previously hedged. Accordingly, our risk with respect to foreign currency exchange rate fluctuations may vary throughout each annual cycle.

We enter into hedge agreements where we believe we have meaningful exposure to foreign currency exchange risk. The notional amount of foreign currency exchange contracts to hedge forecasted intercompany purchase and sales outstanding at December 31, 2012 and 2011 was $157.0 million and $161.8 million, respectively. At December 31, 2012, we had $0.4 million in net unrealized losses on foreign currency exchange contracts designated as hedging instruments recorded in other comprehensive income, which is net of less than $0.1 million in taxes.

Our foreign currency exchange risk is comprised of three components: 1) local currency revenues and expenses; 2) the impact of settled hedge contracts; and 3) intercompany and monetary balances for our subsidiaries that are denominated in a currency that is different from the functional currency used by each subsidiary. Based on projected revenues and expenses for 2013, excluding the impact of intercompany and trade balances denominated in currencies other than the functional subsidiary currencies, a 10% strengthening of the U.S. dollar would reduce operating income by approximately $8 million. The impact of the intercompany and monetary balances referred to in the third component above have been excluded, as they are transacted at multiple times during the year and we are not able to reliably forecast the impact that changes in exchange rates would have.

In 2011, we refinanced our existing $200 million unsecured revolving credit facility by entering into an amended and restated credit agreement relating to a five-year unsecured revolving credit facility in the principal amount of $300 million with a syndicate of multinational banks, which matures on July 25, 2016 (the new credit facility is referred to as the "Credit Facility"). We are subject to interest rate risk based on the terms of our Credit Facility to the extent that the London interbank rate ("LIBOR") or the Canadian Dollar-denominated bankers' acceptance rate ("CDOR") increases. Borrowings under our Credit Facility bear interest in the range from 0.875 to 1.25 percentage points ("Credit Spread") above the LIBOR or the CDOR, dependent on our consolidated leverage ratio, and the interest period terms for the outstanding borrowings, which range from one to six months. As discussed below, we have entered into forward fixed interest rate swaps to mitigate interest rate risk in future periods. Borrowings outstanding under the Credit Facility at December 31, 2012 were $212 million at a weighted-average effective interest rate of 1.3%. Based on amounts outstanding and our interest rate swap effective at December 31, 2012, an increase in the LIBOR or the CDOR of 1% would increase interest expense by approximately $1.7 million on an annualized basis.

In 2009, we entered into two forward fixed interest rate swap agreements to manage the economic effect of variable interest obligations. Under these agreements, beginning on March 31, 2010 the variable interest rate associated with $80 million of borrowings outstanding under the Credit Facility became effectively fixed at 2% plus the Credit Spread through March 30, 2012. In August 2011, we entered into two additional forward fixed interest rate swap agreements for the same purpose. Under these agreements, beginning on March 30, 2012, the variable interest rate associated with $40 million of borrowings outstanding under the Credit Facility will become effectively fixed at 1.36% plus the Credit Spread through June 30, 2016 and beginning on March 28, 2013, the variable interest rate associated with an additional $40 million of borrowings outstanding under the Credit Facility will become effectively fixed at 1.64% plus the Credit Spread through June 30, 2016. We have designated these swaps as qualifying instruments to be accounted for as cash flow hedges. See Note 17 to the consolidated financial statements included in this Annual Report on Form 10-K for a discussion of our derivative instruments and hedging activities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is submitted as a separate section of this report commencing on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining disclosure controls and procedures, as defined by the SEC in its Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures at December 31, 2012, our chief executive officer and chief financial officer have concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies and procedures may deteriorate.

We conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, we conclude that, at December 31, 2012, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Certifications

The certifications with respect to disclosure controls and procedures and internal control over financial reporting of the Company's chief executive officer and chief financial officer are attached as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to Directors, Section 16(a) compliance and corporate governance is omitted from this Annual Report on Form 10-K and, pursuant to Regulation 14A of the Exchange Act, is incorporated herein by reference from the sections entitled "Corporate Governance – Committees of the Board of Directors – Audit Committee," "Corporate Governance – Corporate Governance Guidelines and Code of Ethics," "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement with respect to its 2013 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC within 120 days after the end of the fiscal year covered by this report. For information required by this Item regarding Executive Officers with respect to Item 401 of Regulation S-K, see the section titled "Executive Officers of the Company" under "Part I."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is omitted from this Annual Report on Form 10-K and, pursuant to Regulation 14A of the Exchange Act, is incorporated herein by reference from the sections entitled "Executive Compensation," "Corporate Governance – Committees of the Board – Compensation Committee – Analysis of Risks Associated with Compensation Practices," "Corporate Governance – Committees of the Board – Compensation Committee – Compensation Committee Interlocks and Insider Participation," and "Executive Compensation - Compensation Committee Report" in the Company's definitive proxy statement with respect to its 2013 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC within 120 days after the end of the fiscal year covered by this report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item with respect to Item 201(d) of Regulation S-K is omitted from this Annual Report on Form 10-K and, pursuant to Regulation 14A of the Exchange Act, is incorporated herein by reference from the section entitled "Amendments to IDEXX Laboratories, Inc. 2009 Stock Incentive Plan (Proposal Three) – Equity Compensation Plan Information." The information required by this Item with respect to Item 403 of Regulation S-K is omitted from this Annual Report on Form 10-K and, pursuant to Regulation 14A of the Exchange Act, is incorporated herein by reference from the sections entitled "Ownership of Common Stock by Directors and Officers" and "Ownership of More Than Five Percent of Our Common Stock" in the Company's definitive proxy statement with respect to its 2013 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC within 120 days after the end of the fiscal year covered by this report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is omitted from this Annual Report on Form 10-K and, pursuant to Regulation 14A of the Exchange Act, is incorporated herein by reference from the sections entitled "Corporate Governance – Related Party Transactions" and "Corporate Governance – Director Independence" in the Company's definitive proxy statement with respect to its 2013 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC within 120 days after the end of the fiscal year covered by this report.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is omitted from this Annual Report on Form 10-K and, pursuant to Regulation 14A of the Exchange Act, is incorporated herein by reference from the sections entitled "Ratification of Appointment of Independent Registered Public Accounting Firm – Independent Auditors' Fees" and "Ratification of Appointment of Independent Registered Public Accounting Firm – Audit Committee Pre-Approval Policy" in the Company's definitive proxy statement with respect to its 2013 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC within 120 days after the end of the fiscal year covered by this report.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Form 10-K:

(a) (1) and (a) (2) The financial statements set forth in the Index to Consolidated Financial Statements and the Consolidated Financial Statement Schedule are filed as a part of this Annual Report on Form 10-K commencing on page F-1.

(a)(3) and (c) The exhibits listed in the accompanying Exhibit Index are filed as part of this Annual Report on Form 10-K and either filed herewith or incorporated by reference herein, as applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEXX LABORATORIES, INC.

Date: February 19, 2013

By: /s/ Jonathan W. Ayers
Jonathan W. Ayers
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ Jonathan W. Ayers Jonathan W. Ayers	President, Chief Executive Officer and Chairman of the Board of Directors	February 19, 2013
/s/ Merilee Raines Merilee Raines	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 19, 2013
/s/ Thomas Craig Thomas Craig	Director	February 19, 2013
/s/ William T. End William T. End	Director	February 19, 2013
/s/ Rebecca M. Henderson, PhD Rebecca M. Henderson, PhD	Director	February 19, 2013
/s/ Barry C. Johnson, PhD Barry C. Johnson, PhD	Director	February 19, 2013
/s/ Brian P. McKeon Brian P. McKeon	Director	February 19, 2013
/s/ Robert J. Murray Robert J. Murray	Director	February 19, 2013
/s/ M. Anne Szostak M. Anne Szostak	Director	February 19, 2013
/s/ Joseph V. Vumbacco Joseph V. Vumbacco	Director	February 19, 2013

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of IDEXX Laboratories, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of IDEXX Laboratories, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 19, 2013

IDEXX LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 223,986	$ 183,895
Accounts receivable, net of reserves of $2,632 in 2012 and $3,239 in 2011	138,324	141,275
Inventories	140,946	133,099
Deferred income tax assets	27,714	25,637
Other current assets	38,567	40,321
Total current assets	569,537	524,227
Long-Term Assets:		
Property and equipment, net	245,177	216,777
Goodwill	174,994	172,610
Intangible assets, net	62,833	69,209
Other long-term assets, net	51,061	47,991
Total long-term assets	534,065	506,587
TOTAL ASSETS	$ 1,103,602	$ 1,030,814
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 35,288	$ 36,551
Accrued liabilities	137,746	141,383
Line of credit	212,000	243,000
Current portion of long-term debt	1,107	917
Current portion of deferred revenue	20,192	15,028
Total current liabilities	406,333	436,879
Long-Term Liabilities:		
Deferred income tax liabilities	23,028	23,288
Long-term debt, net of current portion	1,394	2,501
Long-term deferred revenue, net of current portion	12,692	10,823
Other long-term liabilities	23,898	17,730
Total long-term liabilities	61,012	54,342
Total liabilities	467,345	491,221
Commitments and Contingencies (Note 14)		
Stockholders' Equity:		
Common stock, $0.10 par value: Authorized: 120,000 shares; Issued: 100,160 and 99,229 shares in 2012 and 2011, respectively	10,016	9,923
Additional paid-in capital	757,214	702,575
Deferred stock units: Outstanding: 119 units in 2012 and 2011	4,630	4,688
Retained earnings	1,305,593	1,127,326
Accumulated other comprehensive income	15,954	15,443
Treasury stock, at cost: 45,652 and 44,128 shares in 2012 and 2011, respectively	(1,457,184)	(1,320,376)
Total IDEXX Laboratories, Inc. stockholders' equity	636,223	539,579
Noncontrolling interest	34	14
Total stockholders' equity	636,257	539,593
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,103,602	$ 1,030,814

The accompanying notes are an integral part of these consolidated financial statements.

IDEXX LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	For the Years Ended December 31, 2012	2011	2010
Revenue:			
Product revenue	$ 816,992	$ 782,654	$ 718,107
Service revenue	476,346	436,035	385,285
Total revenue	1,293,338	1,218,689	1,103,392
Cost of Revenue:			
Cost of product revenue	305,910	309,795	285,936
Cost of service revenue	288,280	262,388	238,833
Total cost of revenue	594,190	572,183	524,769
Gross profit	699,148	646,506	578,623
Expenses:			
Sales and marketing	216,962	204,850	179,626
General and administrative	137,609	129,389	126,519
Research and development	82,014	76,042	68,597
Income from operations	262,563	236,225	203,881
Interest expense	(3,848)	(3,547)	(2,415)
Interest income	1,902	1,744	663
Income before provision for income taxes	260,617	234,422	202,129
Provision for income taxes	82,330	72,668	60,809
Net income	178,287	161,754	141,320
Less: Net income (loss) attributable to noncontrolling interest	20	(32)	36
Net income attributable to IDEXX Laboratories, Inc. stockholders	$ 178,267	$ 161,786	$ 141,284
Earnings per Share:			
Basic	$ 3.24	$ 2.85	$ 2.45
Diluted	$ 3.17	$ 2.78	$ 2.37
Weighted Average Shares Outstanding:			
Basic	54,985	56,790	57,713
Diluted	56,155	58,214	59,559

The accompanying notes are an integral part of these consolidated financial statements.

IDEXX LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except per share amounts)

	Common Stock		Additional Paid-in Capital	Deferred Stock Units	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total IDEXX Laboratories, Inc. Stockholders' Equity	Noncontrolling Interest	Total Stockholders' Equity
	Number of Shares	$0.10 Par Value								
Balance January 1, 2010	96,334	$ 9,633	$ 580,797	$ 4,301	$ 824,256	$ 10,341	$ (914,759)	$ 514,569	$ 10	$ 514,579
Comprehensive income:										
Net income	-	-	-	-	141,284	-	-	141,284	36	141,320
Other comprehensive income, net of tax						3,126	-	3,126	-	3,126
Total comprehensive income	-	-	-	-	-	-	-	144,410	36	144,446
Repurchases of common stock, net	-	-	-	-	-	-	(145,888)	(145,888)	-	(145,888)
Common stock issued under stock plans, including excess tax benefit	1,634	164	48,004	(455)	-	-	-	47,713	-	47,713
Issuance of deferred stock units	-	-	-	362	-	-	-	362	-	362
Vesting of deferred stock units	-	-	(225)	225	-	-	-	-	-	-
Share-based compensation cost recognized	-	-	13,069	-	-	-	-	13,069	-	13,069
Balance December 31, 2010	97,968	$ 9,797	$ 641,645	$ 4,433	$ 965,540	$ 13,467	$ (1,060,647)	$ 574,235	$ 46	$ 574,281
Comprehensive income:										
Net income (loss)	-	-	-	-	161,786	-	-	161,786	(32)	161,754
Other comprehensive income, net of tax	-	-	-	-	-	1,976	-	1,976	-	1,976
Total comprehensive income	-	-	-	-	-	-	-	163,762	(32)	163,730
Repurchases of common stock, net	-	-	-	-	-	-	(259,729)	(259,729)	-	(259,729)
Common stock issued under stock plans, including excess tax benefit	1,261	126	45,747	-	-	-	-	45,873	-	45,873
Issuance of deferred stock units	-	-	-	91	-	-	-	91	-	91
Vesting of deferred stock units	-	-	(164)	164	-	-	-	-	-	-
Share-based compensation cost recognized	-	-	15,347	-	-	-	-	15,347	-	15,347
Balance December 31, 2011	99,229	$ 9,923	$ 702,575	$ 4,688	$ 1,127,326	$ 15,443	$ (1,320,376)	$ 539,579	$ 14	$ 539,593
Comprehensive income:										
Net income	-	-	-	-	178,267	-	-	178,267	20	178,287
Other comprehensive income, net of tax	-	-	-	-	-	511	-	511	-	511
Total comprehensive income	-	-	-	-	-	-	-	178,778	20	178,798
Repurchases of common stock, net	-	-	-	-	-	-	(136,808)	(136,808)	-	(136,808)
Common stock issued under stock plans, including excess tax benefit	931	93	38,943	(365)	-	-	-	38,671	-	38,671
Issuance of deferred stock units	-	-	-	142	-	-	-	142	-	142
Vesting of deferred stock units	-	-	(165)	165	-	-	-	-	-	-
Share-based compensation cost recognized	-	-	15,861	-	-	-	-	15,861	-	15,861
Balance December 31, 2012	100,160	$ 10,016	$ 757,214	$ 4,630	$ 1,305,593	$ 15,954	$ (1,457,184)	$ 636,223	$ 34	$ 636,257

The accompanying notes are an integral part of these consolidated financial statements.

IDEXX LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except per share amounts)

	For the Years Ended December 31,		
	2012	2011	2010
Net income	**$ 178,287**	**$ 161,754**	**$ 141,320**
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	**5,671**	**(3,679)**	**2,220**
Unrealized gain (loss) on investments, net of tax expense (benefit) of $68, ($64) and $108 in 2012, 2011, and 2010, respectively	116	(108)	176
Unrealized (loss) gain on derivative instruments:			
Unrealized (loss) gain, net of tax (benefit) expense of ($921), $398 and ($372) in 2012, 2011 and 2010, respectively	(1,651)	1,133	(435)
Less: reclassification adjustment for (gains) losses included in net income, net of tax (expense) benefit of ($1,623), $1,941 and $612 in 2012, 2011 and 2010, respectively	**(3,625)**	**4,630**	**1,165**
Unrealized (loss) gain on derivative instruments	(5,276)	5,763	730
Other comprehensive income, net of tax	**511**	**1,976**	**3,126**
Comprehensive income	178,798	163,730	144,446
Less: comprehensive income (loss) attributable to noncontrolling interest	**20**	**(32)**	**36**
Comprehensive income attributable to IDEXX Laboratories, Inc.	$ 178,778	$ 163,762	$ 144,410

The accompanying notes are an integral part of these consolidated financial statements.

IDEXX LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended December 31, 2012	2011	2010
Cash Flows from Operating Activities:			
Net income	$ 178,287	$ 161,754	$ 141,320
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	52,408	48,202	45,956
Loss on disposal of property and equipment	226	615	1,599
Increase (decrease) in deferred compensation liability	184	(171)	290
Gain on disposition of pharmaceutical product lines	(3,500)	(3,000)	(3,000)
Provision for uncollectible accounts	1,108	1,484	1,575
(Benefit of) provision for deferred income taxes	(1,970)	5,996	(908)
Share-based compensation expense	15,952	15,496	13,262
Tax benefit from share-based compensation arrangements	(14,676)	(16,007)	(18,126)
Changes in assets and liabilities:			
Accounts receivable	3,487	(24,809)	(6,914)
Inventories	(13,752)	(6,310)	(19,469)
Other assets	3,933	(1,339)	(13,208)
Accounts payable	(1,304)	13,884	3,482
Accrued liabilities	3,011	17,564	30,604
Deferred revenue	6,888	7,341	2,370
Net cash provided by operating activities	230,282	220,700	178,833
Cash Flows from Investing Activities:			
Purchases of property and equipment	(65,492)	(52,464)	(38,908)
Proceeds from disposition of pharmaceutical product lines	3,000	3,000	-
Proceeds from sale of property and equipment	45	225	112
Acquisitions of intangible assets	(900)	(1,000)	(394)
Investment in notes receivable and related business	-	-	(4,000)
Acquisition of businesses, net of cash acquired	(2,658)	(46,757)	-
Net cash used by investing activities	(66,005)	(96,996)	(43,190)
Cash Flows from Financing Activities:			
(Payments) borrowings on revolving credit facilities, net	(31,000)	113,903	10,143
Payment of notes payable	(917)	(863)	(813)
Repurchases of common stock	(132,268)	(255,505)	(143,090)
Proceeds from exercises of stock options and employee stock purchase plans	24,166	28,801	28,865
Tax benefit from share-based compensation arrangements	14,676	16,007	18,126
Net cash used by financing activities	(125,343)	(97,657)	(86,769)
Net effect of changes in exchange rates on cash	1,157	933	1,313
Net increase in cash and cash equivalents	40,091	26,980	50,187
Cash and cash equivalents at beginning of period	183,895	156,915	106,728
Cash and cash equivalents at end of period	$ 223,986	$ 183,895	156,915
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$ 3,944	$ 3,763	$ 2,598
Income taxes paid	$ 68,921	$ 44,347	$ 48,113
Supplemental Disclosure of Non-Cash Information:			
Market value of common shares received from employees in connection with share-based compensation – see Note 18	$ 4,662	$ 4,316	$ 2,797
Receivable on disposition of pharmaceutical product lines	$ 3,500	$ 3,000	$ 3,000

The accompanying notes are an integral part of these consolidated financial statements.

IDEXX LABORATORIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

IDEXX Laboratories, Inc. ("IDEXX," the "Company," "we" or "our") develops, manufactures and distributes products and provides services for the veterinary, bioresearch, livestock and poultry, water and dairy markets. We also sell a line of portable electrolytes and blood gas analyzers for the human point-of-care medical diagnostics market. Our principal line of business is diagnostic and information technology-based products and services for the veterinary and bioresearch markets, which we refer to as our Companion Animal Group ("CAG") operating segment. Our principal markets for these products and services are the United States ("U.S.") and Europe, but we also sell to customers and distributors in other international markets, including Australia, Canada and Japan. Our Water operating segment tests for the quality and safety of water in our principal markets the U.S. and Europe, but we also sell to customers in many other countries around the world. Our Livestock and Poultry Diagnostics ("LPD") operating segment provides diagnostic tests and health-monitoring products for livestock and poultry health. Our principal market for these tests and products is Europe but we also sell to customers in many other countries around the world, most notably the U.S. and China. We also operate two smaller operating segments that comprise tests for the quality and safety of milk ("Dairy") and products for the human point-of-care medical diagnostics market ("OPTI Medical"). Financial information about the Dairy and OPTI Medical operating segments is combined and presented with one of our product lines and out-licensing arrangements remaining from our pharmaceutical business in an "Other" category because they do not meet the quantitative or qualitative thresholds for reportable segments. See Note 15 for additional information regarding our reportable operating segments, products and services and geographical areas.

The accompanying consolidated financial statements of IDEXX have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and with the requirements of Regulation S-X. These statements include the accounts of IDEXX and our wholly-owned and majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Estimates

The preparation of these financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an ongoing basis, we evaluate these estimates, including those related to bad debts; goodwill and other intangible assets; income taxes; inventory; revenue recognition, product returns, customer programs and multiple element arrangements; share-based compensation; warranty reserves; self-insurance reserves; fair value measurements and contingencies. We accrue contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

(b) Cash and cash equivalents

We consider all highly liquid investments with original maturities of ninety days or less to be cash equivalents. Cash and cash equivalents consist primarily of demand deposits and money market funds.

As of December 31, 2012 and 2011, our reported cash and cash equivalents balances contained restricted cash in the aggregate of $1.6 million and $1.2 million, respectively, securing various obligations.

(c) Inventories

Inventories include material, labor and overhead, and are stated at the lower of cost (first-in, first-out) or market. We write down the carrying value of inventory for estimated obsolescence by an amount equal to the difference between the cost of inventory and the estimated market value when warranted based on assumptions of future demand, market conditions, remaining shelf life, or product functionality. If actual market conditions or results of estimated functionality are less favorable than those we estimated, additional inventory write-downs may be required, which would have a negative effect on results of operations.

(d) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. When an item is sold or retired, the cost and related accumulated depreciation is relieved, and the resulting gain or loss, if any, is recognized in the consolidated statements of income. We provide for depreciation and amortization primarily using the straight-line method by charges to income in amounts that allocate the cost of property and equipment over their estimated useful lives as follows:

Asset Classification	Estimated Useful Life
Land improvements	15 to 20 years
Buildings and improvements	15 to 40 years
Leasehold improvements	Shorter of remaining lease term or useful life of improvements
Machinery and equipment	3 to 7 years
Office furniture and equipment	3 to 7 years
Computer hardware and software	3 to 7 years

We capitalize interest on the acquisition and construction of significant assets that require a substantial period of time to be made ready for use. The capitalized interest is included in the cost of the completed asset and depreciated over the asset's estimated useful life. The amount of interest capitalized during the years ended December 31, 2012 and 2011 was not material.

We capitalize certain costs incurred in connection with developing or obtaining software designated for internal use based on three distinct stages of development. Qualifying costs incurred during the application development stage, which consist primarily of internal payroll and direct fringe benefits and external direct project costs, including labor and travel, are capitalized and amortized on a straight-line basis over the estimated useful life of the asset. Costs incurred during the preliminary project and post-implementation and operation phases are expensed as incurred. These costs are general and administrative in nature and relate primarily to the determination of performance requirements, data conversion and training. Software developed to deliver hosted services to our customers has been designated as internal use.

(e) Goodwill and Other Intangible Assets

Intangible assets other than goodwill are initially valued at fair value. If a quoted price in an active market for the identical asset is not readily available at the measurement date, the fair value of the intangible asset is estimated based on discounted cash flows using market participant assumptions, which are assumptions that are not specific to IDEXX. The selection of appropriate valuation methodologies and the estimation of discounted cash flows require significant assumptions about the timing and amounts of future cash flows, risks, appropriate discount rates, and the useful lives of intangible assets. When material, we utilize independent valuation experts to advise and assist us in allocating the purchase prices for acquired businesses to the fair values of the identified intangible assets and in determining appropriate amortization methods and periods for those intangible assets. Goodwill is valued based on the excess of the purchase price of a business combination over the fair values of acquired net assets, including intangible assets. Contingent consideration is included within the acquisition cost and is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved with changes in fair value recognized in earnings.

We provide for amortization primarily using the straight-line method by charges to income in amounts that allocate the intangible assets over their estimated useful lives as follows:

Asset Classification	Estimated Useful Life
Patents	7 to 15 years
Product rights[1]	5 to 15 years
Customer-related intangible assets[2]	7 to 15 years
Noncompete agreements	2 to 9 years

(1) Product rights comprise certain technologies, licenses and trade names acquired from third parties.
(2) Customer-related intangible assets comprise customer lists and customer relationships acquired from third parties.

We assess goodwill for impairment annually, at the reporting unit level, in the fourth quarter and whenever events or circumstances indicate impairment may exist. On January 1, 2012, we adopted an amendment to the accounting guidance for goodwill which simplified how companies test goodwill for impairment. The amendment provides an entity the option to first assess the qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it would then perform the two-step impairment test; otherwise, no further impairment test would be required. The impact of adopting this amendment to authoritative guidance did not have a material impact on our financial position, results of operations or cash flows.

If it is determined that the first step of the goodwill impairment test is required, we estimate the fair values of applicable reporting units using an income approach based on discounted forecasted cash flows. Assumptions are based on our projections and best estimates, using appropriate and customary market participant assumptions. Changes in forecasted cash flows or the discount rate would affect the estimated fair values of reporting units and could result in a goodwill impairment charge in a future period. No goodwill impairments were identified during the years ended December 31, 2012, 2011 or 2010.

We assess the realizability of intangible assets other than goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If an impairment review is triggered, we evaluate the carrying value of intangible assets based on estimated undiscounted future cash flows over the remaining useful life of the primary asset of the asset group and compare that value to the carrying value of the asset group. The cash flows that are used contain our best estimates, using appropriate and customary assumptions and projections at the time. No impairment charges were recorded on our intangible assets other than goodwill during the years ended December 31, 2012, 2011 and 2010. See Note 8 for further information regarding our goodwill and intangible assets.

(f) Warranty Reserves

We provide a standard twelve month warranty on all instruments sold. We recognize the cost of instrument warranties in cost of product revenue at the time revenue is recognized based on the estimated cost to repair the instrument over its warranty period. Cost of product revenue reflects not only estimated warranty expense for instruments sold in the current period, but also any changes in estimated warranty expense for the portion of the aggregate installed base that is under warranty. Estimated warranty expense is based on a variety of inputs, including historical instrument performance in the customers' environment, historical costs incurred in servicing instruments and projected instrument reliability. Should actual service rates or costs differ from our estimates, revisions to the estimated warranty liability would be required. The liability for warranties is included in accrued liabilities in the accompanying consolidated balance sheets. See Note 10 for further information regarding our warranty reserves.

(g) Income Taxes

We recognize a current tax liability or asset for current taxes payable or refundable, respectively, and a deferred tax liability or asset, as the case may be, for the estimated future tax effects of temporary differences between book and tax treatment of assets and liabilities and carryforwards to the extent they are realizable. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, a reduction of the valuation allowance would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, a reduction to the deferred tax asset would be charged to income in the period such determination was made.

We record a liability for uncertain tax positions that do not meet the more likely than not standard as prescribed by the authoritative guidance for income tax accounting. We record tax benefits for only those positions that we believe will more likely than not be sustained. Unrecognized tax benefits are the differences between tax positions taken, or expected to be taken, in tax returns, and the benefits recognized for accounting purposes.

Significant judgment is required in determining our worldwide provision for income taxes and our income tax filings are regularly under audit by tax authorities. Any audit result differing from amounts recorded would increase or decrease income in the period that we determine such adjustment is likely. Interest expense and penalties associated with the underpayment of income taxes are included in income tax expense. See Note 12 for additional information regarding income taxes.

(h) Taxes Remitted to Governmental Authorities by IDEXX on Behalf of Customer

We calculate, collect from our customers, and remit to governmental authorities sales, value added and excise taxes assessed by governmental authorities in connection with revenue-producing transactions with our customers. We report these taxes on a net basis and do not include these tax amounts in revenue or cost of product or service revenue.

(i) Revenue Recognition

We recognize revenue when four criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. Revenue-generating transactions generally fall into one of the following categories of revenue recognition:

- Effective January 1, 2012, revenue from substantially all U.S. distributors is recognized upon delivery to the distributor because title and risk of loss remains with IDEXX until the product is delivered. Prior to January 1, 2012, we recognized revenue at the time of shipment to U.S. distributors because title and risk of loss passed to the distributors on delivery to the common carrier. This change did not have a material impact on our financial statements. Our distributors do not have the right to return products.

We recognize revenue for the remainder of our customers, including distributors outside of the U.S., when the product is delivered to the customer, except as noted below.

- We recognize revenue from the sales of instruments, non-cancelable software licenses and hardware systems upon installation (and completion of training if applicable) and the customer's acceptance of the instrument or system as we have no significant further obligations after this point in time.
- We recognize service revenue at the time the service is performed.
- We recognize revenue associated with extended maintenance agreements ("EMAs") over the life of the contracts using the straight-line method, which approximates the expected timing in which applicable services are performed. Amounts collected in advance of revenue recognition are recorded as current or long-term deferred revenue based on the time from the balance sheet date to the future date of revenue recognition.
- We recognize revenue on certain instrument systems under rental programs over the life of the rental agreement using the straight-line method. Amounts collected in advance of revenue recognition are recorded as current or long-term deferred revenue based on the time from the balance sheet date to the future date of revenue recognition.
- We recognize revenue on practice management systems sales, where the system includes software that is considered more than incidental, either by allocating the revenue to each element of the sale based on relative fair values of the elements, including post-contract support when fair value for all elements is available, or by use of the residual method when only the fair value of the post-contract support is available. We recognize revenue for the system upon installation and customer acceptance and recognize revenue equal to the fair value of the post-contract support over the support period.
- Shipping costs reimbursed by the customer are included in revenue. These same costs are also included in cost of product revenue.

Multiple element arrangements ("MEAs"). Arrangements to sell products to customers frequently include multiple deliverables. Our most significant MEAs include the sale of one or more of the instruments from the IDEXX VetLab® suite of analyzers, digital radiography systems or practice management software, combined with one or more of the following products: EMAs, consumables and reference laboratory diagnostic and consulting services. Practice management software is frequently sold with post-contract customer support and implementation services. Delivery of the various products or performance of services within the arrangement may or may not coincide. Delivery of our IDEXX VetLab® instruments, digital radiography systems, and practice management software generally occurs at the onset of the arrangement. EMAs, consumables, and reference laboratory diagnostic and consulting services typically are delivered over future periods, generally one to six years. In certain arrangements, revenue recognized is limited to the amount invoiced or received that is not contingent on the delivery of products and services in the future.

We allocate revenue to each element based on the relative selling price and recognize revenue when the elements have standalone value and the four criteria for revenue recognition, as discussed above, have been met for each element. If available, we establish the selling price of each element based on vendor-specific objective evidence ("VSOE"), which represents the price charged for a deliverable when it is sold separately. We use third-party evidence ("TPE") if VSOE is not available or best estimate of selling price ("BESP") if neither VSOE nor TPE is available. We generally determine selling price based on amounts charged separately for the delivered and undelivered elements to similar customers in standalone sales of the specific elements. When these arrangements include a separately-priced EMA, we recognize revenue related to the EMA at the stated contractual price on a straight-line basis over the life of the agreement to the extent the separately stated price is substantive. If there is no stated contractual price for an EMA, or the separately stated price is not substantive, we recognize revenue according to the MEA policy stated above.

When arrangements within the scope of software revenue recognition guidance include multiple elements, we allocate revenue to each element based on relative fair value, when VSOE exists for all elements, or by using the residual method when there is VSOE for the undelivered elements but no such evidence for the delivered elements. Under the residual method, the fair value of the undelivered elements is deferred and the residual revenue is allocated to the delivered elements. Revenue is recognized on any delivered elements when the four criteria for revenue recognition have been met for each element. If VSOE does not exist for the undelivered element, all revenue from the arrangement is deferred until the earlier of the point at which such sufficient VSOE does exist or all elements of the arrangement have been delivered. We determine fair value based on amounts charged separately for the delivered and undelivered elements to similar customers in standalone sales of the specific elements.

Certain arrangements with customers include discounts on future sales of products and services. We apply judgment in determining whether future discounts are significant and incremental. When the future discount offered is not considered significant and incremental, we do not account for the discount as an element of the original arrangement. If the future discount is significant and incremental, we recognize that discount as an element of the original arrangement and allocate the discount to the elements of the arrangement based on relative selling price. To determine whether a discount is significant and incremental, we look to the discount provided in comparison to standalone sales of the same product or service to similar customers, the level of discount provided on other elements in the arrangement, and the significance of the discount to the overall arrangement. If the discount in the MEA approximates the discount typically provided in standalone sales, that discount is not considered incremental.

Customer programs. We record reductions to revenue related to customer marketing and incentive programs, which include end-user rebates and other volume-based incentives. Incentives may be provided in the form of IDEXX Points, credits or cash and are earned by end-users upon achieving defined volume purchases or utilization levels or upon entering an agreement to purchase products or services in future periods. Our most significant customer programs are categorized as follows:

Customer Loyalty Programs. Our customer loyalty programs offer customers the opportunity to earn incentives on a variety of IDEXX products and services as those products and services are purchased and utilized. Revenue reductions related to customer loyalty programs are recorded based on the actual issuance of incentives, incentives earned but not yet issued and estimates of incentives to be earned in the future based on applicable product inventories held by distributors at the end of the period.

Up-Front Customer Loyalty Programs. Our up-front loyalty programs provide incentives to customers in the form of cash payments or IDEXX Points upon entering multi-year agreements to purchase annual minimum amounts of future products or services. If a customer breaches its agreement, it is required to refund a prorated portion of the up-front cash or IDEXX Points. These incentives are considered to be customer acquisition costs and are capitalized and recognized as a reduction to revenue over the term of the customer agreement. If these up-front incentives are subsequently utilized to purchase IDEXX VetLab® instruments, digital radiography systems or Cornerstone® practice management systems, product revenue and cost is deferred and recognized over the term of the customer agreement as products and services are provided to the customer. We monitor customer purchases over the term of their agreement to assess the realizability of our capitalized customer acquisition costs. For the years ended December 31, 2012, 2011 and 2010, impairment of customer acquisition costs were immaterial.

IDEXX VetLab® Instrument Marketing Programs. Our instrument marketing programs require the customer to enroll at the time of instrument purchase and offer customers the opportunity to earn incentives in future periods based on the volume of the products they purchase and utilize over the term of the program. These arrangements are considered MEAs in accordance with our revenue recognition policy stated above. Revenue reductions related to instrument marketing programs are recorded based on an estimate of customer purchase and utilization levels and the incentive the customer will earn over the term of the program. Our estimates are based on historical experience and the specific terms and conditions of the marketing program and require us to apply judgment to approximate future product purchases and utilization. Differences between our estimates and actual incentives earned are accounted for as a change in estimate. These differences were not material for the years ended December 31, 2012, 2011 and 2010.

Reagent Rental Programs. Our reagent rental programs provide our customers the right to use our instruments in consideration for multi-year agreements to purchase annual minimum amounts of consumables. No instrument revenue is recognized at the time of instrument installation. We recognize a portion of the revenue allocated to the instrument concurrent with the future sale of consumables. We determine the amount of revenue allocated from the consumable to the instrument based on VSOE and determine the rate of instrument revenue recognition in proportion to the customer's minimum volume commitment. The cost of the instrument is reclassified from inventory to equipment and charged to cost of product revenue on a straight-line basis over the term of the rental agreement.

IDEXX Points may be applied against the purchase price for IDEXX products and services purchased in the future or applied to trade receivables due to us. IDEXX Points that have not yet been used by customers are classified as a liability until use or expiration occurs. We estimate the amount of points expected to expire, or breakage, based on historical expirations and we recognize the benefit of breakage as IDEXX Points are issued to customers. On November 30 of each year, unused points earned before January 1 of the prior year generally expire and any variance from the breakage estimate is accounted for as a change in estimate. This variance was not material for the years ended December 31, 2012, 2011 and 2010.

Future market conditions and changes in product offerings may cause us to change marketing strategies to increase or decrease customer incentive offerings, possibly resulting in incremental reductions of revenue in future periods as compared to reductions in the current or prior periods. Additionally, certain customer programs require us to estimate, based on historical experience, and apply judgment to approximate the number of customers who will actually redeem the incentive. In determining estimated revenue reductions we utilize data supplied from distributors and collected directly from end-users, which includes the volume of qualifying products purchased and the number of qualifying tests run as reported to us by end-users via IDEXX SmartService™, a secure Internet link that enables us to extract data and provide diagnostic service and support for certain IDEXX VetLab® instruments through remote access. Differences between estimated and actual customer participation in programs may impact the amount and timing of revenue recognition.

Doubtful accounts receivable. We recognize revenue only in those situations where collection from the customer is reasonably assured. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We base our estimates on a detailed analysis of specific customer situations and a percentage of our accounts receivable by aging category. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, additional allowances might be required. Account balances are charged off against the allowance when we believe it is probable the receivable will not be recovered. We do not have any off-balance sheet credit exposure related to customers.

(j) Research and Development Costs

Research and development costs, which consist of salaries, employee benefits, materials and external consulting and product development costs, are expensed as incurred. We evaluate our software research and development costs for capitalization after the technological feasibility of software and products containing software has been established. No costs were capitalized during the years ended December 31, 2012, 2011 and 2010.

(k) Advertising Costs

Advertising costs, which are recognized as sales and marketing expense in the period in which they are incurred, were $1.1 million, $1.2 million and $1.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(l) Legal Costs

Legal costs are considered period costs and accordingly are expensed in the period services are provided.

(m) Share-Based Compensation

We provide for various forms of share-based compensation awards to our employees and non-employee directors. We measure share-based compensation expense based on the fair value on the date of grant net of estimated forfeitures. With the exception of stock options, the fair value of our awards is equal to the closing stock price of IDEXX common stock on the date of grant. We calculate the fair value of our stock option awards using the Black-Scholes-Merton ("BSM") option-pricing model. Share-based compensation expense is recognized on a straight-line basis over the requisite service period, which ranges from one to five years, depending on the award. See Note 4 for additional information regarding share-based compensation.

(n) Self-Insurance Accruals

We self-insure costs associated with worker's compensation and health and general welfare claims incurred by our U.S. employees up to certain limits. The insurance company provides insurance for claims above these limits. Claim liabilities are recorded for estimates of the loss that we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. Such liabilities are based on historical loss experience, individual coverage, the average time from when a claim is incurred to the time it is paid and judgments about the present and expected levels of cost per claim. Estimated claim liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. Estimated claim liabilities are included in accrued liabilities in the accompanying consolidated balance sheets.

(o) Earnings per Share

Basic earnings per share is computed by dividing net income attributable to IDEXX Laboratories, Inc. stockholders by the weighted average number of shares of common stock and vested deferred stock units outstanding during the year. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that the denominator is increased for the assumed exercise of dilutive options and assumed issuance of unvested restricted stock units and unvested deferred stock units using the treasury stock method unless the effect is anti-dilutive. The treasury stock method assumes that proceeds, including cash received from the exercise of employee stock options, the total unrecognized compensation expense for unvested share-based compensation awards and the excess tax benefits resulting from share-based compensation tax deductions in excess of the related expense recognized for financial reporting purposes, would be used to purchase our common stock at the average market price during the period. Vested deferred stock units outstanding are included in shares outstanding for basic and diluted earnings per share because the associated shares of our common stock are issuable for no cash consideration, the number of shares of our common stock to be issued is fixed and issuance is not contingent. See Note 4 for additional information regarding deferred stock units.

(p) Foreign Currency

The functional currency of all but one of our subsidiaries is their local currency. Assets and liabilities of these foreign subsidiaries are translated to the U.S. dollar using the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated to the U.S. dollar using the exchange rate at the date which those elements are recognized, and where it is impractical to do so, an average exchange rate in effect during the period is used to translate those elements. Cumulative translation gains and losses are shown in the accompanying consolidated balance sheets as a separate component of accumulated other comprehensive income.

Revenues and expenses denominated in a currency other than the respective subsidiary's functional currency are recorded at the current exchange rate when the transaction is recognized. Monetary assets and liabilities denominated in a currency other than the respective subsidiary's functional currency are remeasured at each balance sheet date using the exchange rate in effect at each balance sheet date. These foreign currency gains and losses are included in general and administrative expenses. We recognized an aggregate foreign currency loss of $0.2 million for the year ended December 31, 2012, an aggregate loss of $0.1 million for the year ended December 31, 2011 and an aggregate loss of $1.0 million for the year ended December 31, 2010.

(q) Derivative Instruments and Hedging

We recognize all derivative instruments, including our foreign currency exchange contracts and interest rate swap agreements, on the balance sheet at fair value at the balance sheet date. Derivative instruments that do not qualify for hedge accounting must be recorded at fair value through earnings. To qualify for hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions. If a derivative instrument qualifies for hedge accounting, changes in the fair value of the derivative instrument from the effective portion of the hedge are deferred in other comprehensive income ("OCI"), net of tax, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. We immediately record in earnings the extent to which a hedge instrument is not effective in achieving offsetting changes in fair value. We de-designate derivative instruments from hedge accounting when the likelihood of the hedged transaction occurring becomes less than probable. For de-designated instruments, the gain or loss from the time of de-designation through maturity of the instrument is recognized in earnings. Any gain or loss in OCI at the time of de-designation is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. We enter into master netting arrangements with the counterparties to our derivative transactions which permit outstanding receivables and payables to be offset in the event of default. We present our derivative assets and liabilities in the accompanying consolidated balance sheets on a gross basis. All cash flows related to our foreign currency exchange contracts and interest rate swaps are classified as operating cash flows, which is consistent with the cash flow treatment of the underlying items being hedged. See Note 17 for additional information regarding our derivative and hedging instruments.

(r) Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis, certain nonfinancial assets and liabilities that may be measured at fair value on a nonrecurring basis and certain financial assets and liabilities that are not measured at fair value in our consolidated balance sheets but for which we disclose the fair value. The fair value disclosures of these assets and liabilities are based on a three-level hierarchy, which is defined as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Our foreign currency exchange contracts and interest rate swap agreements are measured at fair value on a recurring basis in our accompanying consolidated balance sheets. We measure the fair value of our foreign currency exchange contracts classified as derivative instruments using an income approach, based on prevailing market forward rates less the contract rate multiplied by the notional amount. The product of this calculation is then adjusted for counterparty risk. We measure the fair value of our interest rate swaps classified as derivative instruments using an income approach, utilizing a discounted cash flow analysis based on the terms of the contract and the interest rate curve adjusted for counterparty risk.

The amount outstanding under our unsecured revolving credit facility, notes receivable and long-term debt are measured at carrying value in our accompanying consolidated balance sheets though we disclose the fair value of these financial instruments in our Quarterly Reports on Form 10-Q and in our Annual Report on Form 10-K. We determine the fair value of the amount outstanding under our Credit Facility, notes receivable and long-term debt using an income approach, utilizing a discounted cash flow analysis based on current market interest rates for debt issues with similar remaining years to maturity, adjusted for applicable credit risk. Our Credit Facility and long-term debt are valued using level 2 inputs, while our notes receivable, representing a strategic investment in a privately held company with a carrying value of $4.6 million as of December 31, 2012, is valued using level 3 inputs. The results of these calculations yield fair values that approximate carrying values.

(s) Comprehensive Income

We report all changes in equity during a period, resulting from net income and transactions or other events and circumstances from non-owner sources, in a financial statement for the period in which they are recognized. On January 1, 2012, we adopted an amendment to authoritative guidance which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We have chosen to retrospectively present comprehensive income, which encompasses net income, foreign currency translation adjustments and the difference between the cost and the fair market value of investments in debt and equity securities, forward currency exchange contracts and interest rate swap agreements, in the consolidated statements of comprehensive income. We consider the foreign currency cumulative translation adjustment to be permanently invested and, therefore, have not provided income taxes on those amounts.

(t) Concentrations of Risk

Financial Instruments. Financial instruments that potentially subject us to concentrations of credit risk are principally cash, cash equivalents, accounts and notes receivable and derivatives. To mitigate such risk with respect to cash and cash equivalents, we place our cash with highly-rated financial institutions, in non-interest bearing accounts that are insured by the U.S. government and money market funds invested in government securities.

Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom we make substantial sales. To reduce risk, we routinely assess the financial strength of our most significant customers and monitor the amounts owed to us, taking appropriate action when necessary. As a result, we believe that accounts receivable credit risk exposure is limited. We maintain an allowance for doubtful accounts, but historically have not experienced any material losses related to an individual customer or group of customers in any particular industry or geographic area.

To mitigate concentration of credit risk with respect to derivatives we enter into transactions with highly-rated financial institutions, enter into master netting arrangements with the counterparties to our derivative transactions and frequently monitor the credit worthiness of our counterparties. Our master netting arrangements reduce our exposure in that they permit outstanding receivables and payables with the counterparties to our derivative transactions to be offset in the event of default. We have not incurred such losses and consider the risk of counterparty default to be minimal.

Though our long-term notes receivable are secured by certain assets of the counterparty to the agreements, our security is subordinate to other financial institutions. While we have exposure to credit loss in the event of nonperformance by the counterparty, we conduct ongoing assessments of its financial and operational performance.

Inventory. If we are unable to obtain adequate quantities of the inventory we need to sell our products, we could face cost increases or delays or discontinuations in product shipments, which could have a material adverse effect on our results of operations. Many of the third parties that provide us with the instruments we sell and certain components, raw materials and consumables used in or with our products are obtained from sole or single source suppliers. Some of the products that we purchase from these sources are proprietary or complex in nature, and, therefore, cannot be readily or easily replaced by alternative sources.

Customers. Our largest customers are our U.S. distributors of our products in the CAG segment. One of our CAG distributors, Butler Schein Animal Health Supply, LLC ("Butler"), accounted for 9% of our 2012, 2011 and 2010 revenue, and 7%, 7% and 4% of our net accounts receivable at December 31, 2012, 2011 and 2010, respectively.

(u) New Accounting Pronouncements Not Yet Adopted

In December 2011, the Financial Accounting Standards Board ("FASB") issued an amendment to the accounting guidance for disclosure of offsetting assets and liabilities and related arrangements. The amendment expands the disclosure requirements in that entities will be required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The amendment is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013, and shall be applied retrospectively. We do not expect the adoption of this accounting pronouncement to have a material impact on our financial statements.

In February 2013, the FASB issued an amendment to the accounting guidance for the reporting of amounts reclassified out of accumulated other comprehensive income ("AOCI"). The amendment expands the existing disclosure requirements by requiring entities to present information about significant items reclassified out of AOCI by component. In addition, an entity is required to provide information about the effects on net income of significant amounts reclassified out of each component of AOCI to net income either on the face of the statement where net income is presented or as a separate disclosure in the notes of the financial statements. The amendment is effective prospectively for annual or interim reporting periods beginning after December 15, 2012. We do not expect the adoption of this accounting pronouncement to have a material impact on our financial statements.

There are no other new accounting pronouncements adopted or enacted that had, or are expected to have, a material impact on our financial statements.

NOTE 3. ACQUISITIONS AND STRATEGIC INVESTMENTS

We believe that our acquisitions of businesses and other assets enhance our existing businesses by either expanding our geographic range or expanding our existing product lines.

During the year ended December 31, 2012, we paid an aggregate of $3.6 million in cash to acquire three businesses, each accounted for as separate business combinations, and to acquire a product right unrelated to business acquisitions. As part of these business acquisitions, we acquired amortizable intangible assets consisting of customer lists with a fair value of $1.7 million and other intangible assets of $0.7 million, which were assigned weighted average useful lives of 10 years and 8 years, respectively. All assets acquired in connection with these business acquisitions were assigned to the CAG segment. The results of operations of these acquired businesses have been included since the acquisition date. Pro forma information has not been presented for these acquisitions because such information is not material to the financial statements, both individually and in the aggregate.

During the year ended December 31, 2011, we paid an aggregate of $47.8 million in cash to acquire three businesses, each accounted for as separate business combinations, and to acquire a customer list intangible asset unrelated to the business acquisitions. We acquired substantially all of the assets of the research and diagnostic laboratory ("RADIL") business of the College of Veterinary Medicine from the University of Missouri in November 2011 for $43.0 million in cash. Based in Columbia, Missouri, RADIL provides health monitoring and diagnostic testing services to bioresearch customers. As part of this business acquisition, we recognized $18.7 million in amortizable intangible assets other than goodwill and $23.6 million in goodwill. Of the amortizable intangible assets, we acquired customer relationships with a fair value of $14.3 million and intellectual property with a fair value of $3.5 million, which were assigned useful lives of 11 years and 15 years, respectively. The remaining assets recognized were not material. The weighted average useful life of all recognized amortizable intangible assets was 12 years. Goodwill is calculated as the consideration in excess of the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. These benefits include expansion opportunities arising from our participation in the bioresearch market. The remaining business and asset acquisitions during the year ended December 31, 2011 were not material.

All assets acquired in connection with the 2011 business acquisitions and in connection with the customer list intangible asset acquisition were assigned to the CAG segment. We expect that all goodwill recognized in connection with these business acquisitions will be tax deductible. The results of operations of these acquired businesses have been included since the acquisition date. Pro forma information has not been presented for these acquisitions because such information is not material to the financial statements, both individually and in the aggregate.

During the year ended December 31, 2010, we participated in an investment in a company that owns and operates veterinary hospitals, primarily in the eastern United States. This entity has a strategic plan that involves the continued acquisition of veterinary hospitals and margin expansion at existing and newly acquired hospitals by leveraging centralized resources, standardized processes, technology, economies of scale and best practice medical care to deliver superior customer service. We plan to leverage this relationship to further support, understand and develop the value proposition we offer to veterinary hospitals with the breadth and complementary nature of our product and service offerings within our CAG segment. While the financial terms of this investment are attractive, we do not intend, with this investment, to move into veterinary hospital ownership as a growth strategy.

In exchange for our cash investment of $4.0 million in this company, we received a $2.7 million promissory note ("Series A note") bearing interest at 14.5%, maturing in November 2016, and a $1.3 million note ("Series B note") bearing interest at 15.0%, maturing in November 2017. The terms of this agreement allow for the addition of interest to the outstanding principal balance under certain conditions. In addition, we received common stock warrants which were exercised without any further consideration on the closing date of the transaction, resulting in a 10% equity interest in the company. The value assigned to the warrants was $0.3 million resulting in a corresponding $0.3 million original issue discount on the note. This investment has been accounted for under the equity method of accounting.

In the third quarter of 2012, we agreed to a restructuring which reassigned approximately $0.6 million owed from the Series A note to the Series B note and lowered the interest rates on the Series A and Series B notes to 14.0% and 14.5% respectively. In exchange for this concession, we received additional warrants which were exercised without any further consideration on the closing date of the restructuring, thereby increasing our equity interest in the company to 11%. Related party transactions with this company were not material during the years ended December 31, 2012, 2011 and 2010.

NOTE 4. SHARE-BASED COMPENSATION

Share-Based Awards

Our share-based compensation plans allow for the issuance of a mix of stock options, restricted stock, stock appreciation rights, employee stock purchase rights and other stock unit awards. Other stock unit awards include restricted stock units ("RSUs") and deferred stock units ("DSUs"). Stock options permit a holder to buy IDEXX stock upon vesting at the stock's price on the date the option was granted. An RSU is an agreement to issue shares of IDEXX stock at the time of vesting. DSUs are granted under our Executive Deferred Compensation Plan (the "Executive Plan") and non-employee Director Deferred Compensation Plan (the "Director Plan"). DSUs may or may not have vesting conditions depending on the plan under which they are issued. We neither issued any restricted stock or stock appreciation rights during the years ended December 31, 2012, 2011 and 2010 nor were any restricted stock or stock appreciation rights outstanding as of those years ended. There were no modifications to the terms of outstanding options, RSUs or DSUs during 2012, 2011 or 2010.

We primarily issue shares of common stock to satisfy stock option exercises and employee stock purchase rights and to settle RSUs and DSUs. However, in 2011, we began issuing shares of treasury stock to settle certain restricted stock units and upon the exercise of certain stock options. The number of shares of treasury stock issued during 2012 and 2011 was not material. The number of shares of common stock and treasury stock issued are equivalent to the number of awards exercised or settled.

With the exception of employee stock purchase rights, equity awards are issued to employees and non-employee directors under the 2009 Stock Incentive Plan (the "2009 Stock Plan"). Our board of directors has authorized the issuance of up to 5,200,000 shares of our common stock under this share-based incentive plan. Any shares that are subject to awards of stock options or stock appreciation rights will be counted against the share limit as one share for every share granted. Any shares that are issued other than stock options and stock appreciation rights will be counted against the share limit as two shares for every share granted. If any shares issued under our prior plans are forfeited, settled for cash or expire, these shares, to the extent of such forfeiture, cash settlement or expiration, will again be available for issuance under the 2009 Stock Plan. As of December 31, 2012, there were 2,537,440 remaining shares available for issuance under this authorization. On February 12, 2013, our board of directors adopted, subject to stockholder approval at the Company's annual meeting on May 8, 2013, an amendment to the 2009 Stock Plan to increase the number of shares of common stock authorized for issuance to 10,200,000.

Employee stock purchase rights are issued under the 1997 Employee Stock Purchase Plan, under which we reserved and may issue up to an aggregate of 1,590,000 shares of common stock in periodic offerings. Under this plan, stock is sold to employees at a 15% discount off the closing price of the stock on the last day of each quarter. The fair value of purchase rights recognized as share-based compensation is equal to the dollar value of this discount. We issued 51,000, 58,000 and 64,000 shares of common stock in connection with the Employee Stock Purchase Plan during the years ended December 31, 2012, 2011 and 2010. As of December 31, 2012, there were 151,064 remaining shares available for issuance under this authorization.

Share-Based Compensation

Share-based compensation costs are classified in our consolidated financial statements consistent with the classification of cash compensation paid to the employees receiving such share-based compensation. The following is a summary of share-based compensation costs and related tax benefits recorded in our consolidated statements of income *(in thousands)*:

	For the Years Ended December 31,		
	2012	**2011**	**2010**
Share-based compensation expense included in cost of revenue	$ 1,770	$ 1,439	$ 1,290
Share-based compensation expense included in operating expenses	14,152	14,057	11,972
Total share-based compensation expense included in consolidated statements of income	15,922	15,496	13,262
Income tax benefit resulting from share-based compensation arrangements	(5,403)	(5,245)	(4,597)
Net impact of share-based compensation on net income	$ 10,519	$ 10,251	$ 8,665

Share-based compensation expense is reduced for an estimate of the number of awards that are expected to be forfeited. We use historical data and other factors to estimate employee termination behavior and to evaluate whether particular groups of employees have significantly different forfeiture behaviors.

The total unrecognized compensation expense, net of estimated forfeitures, for unvested share-based compensation awards at December 31, 2012 was $33.3 million, which will be recognized over a weighted average period of approximately 1.6 years.

Stock Options

Option awards are granted with an exercise price equal to the closing market price of our common stock at the date of grant. Options granted to employees primarily vest ratably over five years on each anniversary of the date of grant and options granted to non-employee directors vest fully on the first anniversary of the date of grant. Vesting as it relates to awards issued to employees is conditional based on continuous service. Options granted after January 1, 2006 have contractual terms of seven years. Options granted prior to January 1, 2006 have contractual terms of ten years. Upon any change in control of the company, 25% of the unvested stock options then outstanding will vest and become exercisable. However, if the acquiring entity does not assume outstanding options, then all options will vest immediately prior to the change in control.

We use the BSM option-pricing model to determine the fair value of options granted. Option-pricing models require the input of highly subjective assumptions, particularly for the expected stock price volatility and the expected term of options. Changes in the subjective input assumptions can materially affect the fair value estimate. Our expected stock price volatility assumptions are based on the historical volatility of our stock over periods that are similar to the expected terms of grants and other relevant factors. We derive the expected term based on historical experience and other relevant factors concerning expected employee behavior with regard to option exercise. The risk-free interest rate is based on U.S. Treasury yields for a maturity approximating the expected term calculated at the date of grant. We have never paid any cash dividends on our common stock and we have no present intention to pay a dividend; therefore, we assume that no dividends will be paid over the expected terms of option awards.

We determine the assumptions used in the valuation of option awards as of the date of grant. Differences in the stock price volatility, expected term or risk-free interest rates may necessitate distinct valuation assumptions at those grant dates. As such, we may use different assumptions for options granted throughout the year. The weighted averages of the valuation assumptions used to determine the fair value of each option award on the date of grant and the weighted average estimated fair values were as follows:

	For the Years Ended December 31,		
	2012	2011	2010
Expected stock price volatility	34 %	33 %	31%
Expected term, in years	4.6	4.8	4.9
Risk-free interest rate	0.8 %	2.3 %	2.3%
Weighted average fair value of options granted	$ 26.38	$ 24.86	$ 16.56

A summary of the status of options granted under our share-based compensation plans at December 31, 2012, and changes during the year then ended, are presented in the table below:

	Number of Options (000)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding as of December 31, 2011	3,114	$ 43.31		
Granted	302	87.76		
Exercised	(728)	27.62		
Forfeited	(19)	62.06		
Expired	(2)	15.00		
Outstanding as of December 31, 2012	2,667	$ 52.50	3.3	$ 107,481
Fully vested as of December 31, 2012	1,564	$ 41.22	2.2	$ 80,652
Fully vested and expected to vest as of December 31, 2012	2,612	$ 52.19	3.2	$ 106,118

The total fair value of options vested during the years ended December 31, 2012, 2011 and 2010 was $8.3 million, $6.6 million and $8.4 million, respectively.

Intrinsic value of stock options exercised represents the amount by which the market price of the common stock exceeded the exercise price, before applicable income taxes. During the years ended December 31, 2012, 2011 and 2010 the total intrinsic value of stock options exercised was $45.8 million, $54.7 million and $60.1 million, respectively.

Restricted Stock Units

RSUs granted to employees vest ratably over five years on each anniversary of the date of grant or fully on the third anniversary of the date of grant, depending on the employee group receiving the award. RSUs granted to non-employee directors vest fully on the first anniversary of the date of grant. Vesting as it relates to awards issued to employees is conditional based on continuous service. Upon any change in control of the company, 25% of the unvested RSUs then outstanding will vest, provided, however, that if the acquiring entity does not assume the RSUs, then all such units will vest immediately prior to the change in control.

A summary of the status of RSUs granted under our share-based compensation plans at December 31, 2012, and changes during the period then ended, are presented in the table below:

	Number of Units (000)		Weighted Average Grant-Date Fair Value
Nonvested as of December 31, 2011	**448**	**$**	**54.66**
Granted	104		87.89
Vested	**(151)**		**50.57**
Forfeited	(16)		59.60
Nonvested as of December 31, 2012	**385**	**$**	**65.07**
Expected to vest as of December 31, 2012	363	$	64.85

The total fair value of RSUs vested during the years ended December 31, 2012, 2011 and 2010 was $13.3 million, $12.4 million and $7.9 million, respectively. The aggregate intrinsic value of nonvested RSUs as of December 31, 2012 is equal to the fair value of IDEXX's common stock as of December 31, 2012 multiplied by the number of nonvested units as of December 31, 2012.

Deferred Stock Units

Under our Director Plan, non-employee directors may defer a portion of their cash fees in the form of vested DSUs and under our Executive Plan, certain members of our management may elect to defer a portion of their cash compensation in the form of vested deferred stock units. Each DSU represents the right to receive one unissued share of our common stock. These recipients receive a number of DSUs equal to the amount of cash fees or compensation deferred divided by the closing sale price of the common stock on the date of deferral. Also under the Director Plan, non-employee directors are awarded annual grants of DSUs that vest fully on the first anniversary of the date of grant. Vesting for these annual DSU grants is conditional based on continuous service.

DSUs are exchanged for a fixed number of shares of common stock, upon vesting if vesting criteria apply, subject to the limitations of the Director and Executive Plans and applicable law. Under the Director Plan, all DSUs issued prior to January 1, 2011 will be exchanged for an equivalent number of shares of common stock one year following the director's resignation or retirement, except upon a change in control or certain other limited circumstances. With respect to DSUs awarded on or after January 1, 2011, a director may elect to exchange such DSUs for an equivalent number of shares of common stock either (i) one year following the director's resignation or retirement, or (ii) on another single non-discriminatory and objectively determinable date or in four equal installments commencing on that date. Under the Executive Plan, an officer can elect to exchange DSUs for an equivalent number of shares of common stock either on a single date or in a fixed schedule. However, except upon a change in control or certain other limited circumstances, an officer cannot exchange DSUs for an equivalent number of shares of common stock sooner than one year following termination of his or her employment with the company for any reason, and in the case of an executive who has been identified by the plan administrator as a "key employee" within the meaning of Section 409A(a)(2)(B) of the Internal Revenue Code, his or her distribution may not occur sooner than six months following his or her termination of employment.

A summary of the status of DSUs granted under our share-based compensation plans at December 31, 2012, and changes during the period then ended, are presented in the table below:

	Number of Units (000)	Weighted Average Grant-Date Fair Value
Outstanding as of December 31, 2011	122	$ 39.91
Granted	4	88.49
Settled	(5)	47.79
Outstanding as of December 31, 2012	121	$ 41.28
Vested as of December 31, 2012	119	$ 40.28
Fully vested and expected to vest as of December 31, 2012	121	$ 41.28

The total fair value of DSUs granted during the years ended December 31, 2012, 2011 and 2010 was $0.4 million, $0.4 million and $0.5 million, respectively. The aggregate intrinsic value of outstanding DSUs as of December 31, 2012 is equal to the fair value of IDEXX's common stock as of December 31, 2012 multiplied by the number of outstanding and vested units as of December 31, 2012.

NOTE 5. INVENTORIES

The components of inventories are as follows *(in thousands)*:

	December 31, 2012	December 31, 2011
Raw materials	$ 26,986	$ 28,338
Work-in-process	16,031	14,892
Finished goods	97,929	89,869
	$ 140,946	$ 133,099

NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following *(in thousands)*:

	December 31, 2012	December 31, 2011
Land and improvements	$ 7,471	$ 7,439
Buildings and improvements	123,677	115,482
Leasehold improvements	32,144	27,447
Machinery and equipment	142,127	128,257
Office furniture and equipment	29,317	28,791
Computer hardware and software	113,512	93,272
Construction in progress	30,061	21,662
	478,309	422,350
Less accumulated depreciation and amortization	233,132	205,573
Total property and equipment, net	$ 245,177	$ 216,777

Depreciation and amortization expense of property and equipment was $39.8 million, $37.5 million, and $35.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In 2007, we began the renovation and expansion of our primary facility in Westbrook, Maine, which was substantially complete as of December 31, 2011. We capitalized $7.9 million related to this project during the year ended December 31, 2011 and $82.2 million since the project's inception. In 2011, we began the construction of a new administrative building adjacent to our primary facility in Westbrook, Maine. We capitalized $13.9 million and $3.4 million related to this project during the years ended December 31, 2012 and 2011, respectively.

During the years ended December 31, 2012, 2011 and 2010, we capitalized $12.4 million, $5.7 million and $7.8 million, respectively, related to computer software developed for internal use.

NOTE 7. OTHER NONCURRENT ASSETS

Other noncurrent assets consisted of the following *(in thousands)*:

	December 31, 2012	December 31, 2011
Investment in long-term product supply arrangements	$ 10,324	$ 12,091
Customer acquisition costs, net	21,795	21,075
Other assets	18,942	14,825
	$ 51,061	$ 47,991

NOTE 8. GOODWILL AND INTANGIBLE ASSETS, NET

Intangible assets other than goodwill consisted of the following *(in thousands)*:

	December 31, 2012		December 31, 2011	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Patents	$ 9,481	$ 7,879	$ 9,363	$ 6,799
Product rights (1)	37,747	23,123	36,181	20,414
Customer-related intangible assets (2)	78,839	32,920	76,267	26,293
Noncompete agreements	6,508	5,820	6,235	5,331
	$ 132,575	$ 69,742	$ 128,046	$ 58,837

(1) Product rights comprise certain technologies, licenses and trade names acquired from third parties.

(2) Customer-related intangible assets comprise customer lists and customer relationships acquired from third parties.

Amortization expense of intangible assets other than goodwill was $9.8 million, $8.7 million and $9.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease in intangible assets during the year ended December 31, 2012 resulted from this continued amortization of our intangible assets, partly offset by acquisitions. During the year ended December 31, 2012, we paid an aggregate of $3.6 million in cash to acquire three businesses, each accounted for as separate business combinations, and to acquire a product right unrelated to business acquisitions. See Note 3 for information regarding intangible assets other than goodwill recognized in connection with the acquisition of businesses and other assets during the years ended December 31, 2012, 2011 and 2010. Changes in foreign currency exchange rates did not have a material impact on intangible assets other than goodwill during the year ended December 31, 2012.

The aggregate amortization expense associated with intangible assets owned at December 31, 2012 is estimated to be as follows for each of the next five years and thereafter (*in thousands*):

	Amortization Expense
2013	$ 9,634
2014	8,839
2015	8,623
2016	8,399
2017	7,382
Thereafter	19,956
	$ 62,833

The changes in the carrying amount of goodwill for the years ended December 31, 2012, 2011, and 2010 were as follows (*in thousands*):

	CAG	Water	LPD	Other	Consolidated Total
Balance as of December 31, 2009	$ 117,955	$ 14,002	$ 10,217	$ 6,531	$ 148,705
Impact of Changes in Foreign Currency Exchange Rates	176	(354)	585	-	407
Balance as of December 31, 2010	$ 118,131	$ 13,648	$ 10,802	$ 6,531	$ 149,112
Business Combinations	24,689	-	-	-	24,689
Impact of Changes in Foreign Currency Exchange Rates	(1,143)	(72)	24	-	(1,191)
Balance as of December 31, 2011	$ 141,677	$ 13,576	$ 10,826	$ 6,531	$ 172,610
Impact of Changes in Foreign Currency Exchange Rates	1,478	603	303	-	2,384
Balance as of December 31, 2012	$ 143,155	$ 14,179	$ 11,129	$ 6,531	$ 174,994

See Note 3 for information regarding the recognition of goodwill in connection with the acquisition of businesses during the year ended December 31, 2011. We have no history of impairment charges to the carrying value of our goodwill.

NOTE 9. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (*in thousands*):

	December 31, 2012	December 31, 2011
Accrued expenses	$ 43,026	$ 40,472
Accrued employee compensation and related expenses	53,408	51,373
Accrued taxes	14,945	17,654
Accrued customer programs	26,367	31,884
	$ 137,746	$ 141,383

NOTE 10. WARRANTY RESERVES

Following is a summary of changes in accrued warranty reserve *(in thousands)*:

	For the Years Ended December 31, 2012	2011
Balance, beginning of year	$ 1,693	$ 2,196
Provision for warranty expense	2,321	2,507
Change in estimate, balance beginning of year	(92)	(395)
Settlement of warranty liability	(2,339)	(2,615)
Balance, end of year	$ 1,583	$ 1,693

NOTE 11. DEBT

In 2011, we refinanced our existing $200 million unsecured revolving credit facility by entering into an amended and restated credit agreement relating to a five-year unsecured revolving credit facility in the principal amount of $300 million with a syndicate of multinational banks, which matures on July 25, 2016 (the new credit facility is referred to as the "Credit Facility") and requires no scheduled prepayments before that date. Though the Credit Facility does not mature until July 25, 2016, all amounts borrowed under the terms of the Credit Facility are reflected in the current liabilities section in the accompanying consolidated balance sheets because the Credit Facility contains a subjective material adverse event clause, which allows the debt holders to call the loans under the Credit Facility if we fail to notify the syndicate of such an event. At December 31, 2012 and 2011, we had $212.0 million and $243.0 million, respectively, outstanding under our Credit Facility with weighted average effective interest rates of 1.3% and 1.7%, respectively. The funds available under the Credit Facility at December 31, 2012 and December 31, 2011 reflect a further reduction due to the issuance of a letter of credit for $1.0 million, which was issued in connection with our workers' compensation policy covering claims for the years 2009 through 2012. Applicable interest rates on borrowings under the Credit Facility generally range from 0.875 to 1.25 percentage points ("Credit Spread") above the London interbank offered rate or the Canadian Dollar-denominated bankers' acceptance rate, dependent on our leverage ratio, or the prevailing prime rate plus a maximum spread of up to 0.25%, dependent on our leverage ratio. We have entered into forward fixed interest rate swap agreements to manage the economic effect of this variable interest obligation. See Note 17 for a discussion of our derivative instruments and hedging activities. Under the Credit Facility, we pay quarterly commitment fees of 0.15% to 0.30%, dependent on our leverage ratio, on any unused commitment. The obligations under the Credit Facility may be accelerated upon the occurrence of an event of default under the Credit Facility, which includes customary events of default including, without limitation, payment defaults, defaults in the performance of affirmative and negative covenants, the inaccuracy of representations or warranties, bankruptcy and insolvency related defaults, defaults relating to judgments, certain events related to employee pension benefit plans under the Employee Retirement Income Security Act of 1974, the failure to pay specified indebtedness, and a change of control default. The Credit Facility contains affirmative, negative and financial covenants customary for financings of this type. The negative covenants include restrictions on liens, indebtedness of subsidiaries of the Company, fundamental changes, investments, transactions with affiliates and certain restrictive agreements. The financial covenant is a consolidated leverage ratio test that requires our ratio of debt to earnings before interest, taxes, depreciation and amortization, defined as the consolidated leverage ratio under the terms of the Credit Facility, not to exceed 3-to-1. At December 31, 2012, we were in compliance with the covenants of the Credit Facility.

In 2006, we acquired our facility located in Westbrook, Maine and assumed the related mortgage that had a face value of $6.5 million and stated interest rate of 9.875%. We recorded the mortgage at a fair market value of $7.5 million, based on the effective market interest rate at that time. The mortgage is payable in equal monthly installments of approximately $0.1 million through May 1, 2015. Annual principal payments on long-term debt at December 31, 2012 are as follows *(in thousands)*:

Years Ending December 31,		Amount
2013	$	1,107
2014		1,035
2015		359
	$	2,501

NOTE 12. INCOME TAXES

Earnings before income taxes were as follows (*in thousands*):

	For the Years Ended December 31,					
		2012		2011		2010
Domestic	$	184,159	$	169,365	$	151,660
International		76,458		65,057		50,469
	$	260,617	$	234,422	$	202,129

The provision (benefit) for income taxes comprised the following (*in thousands*):

	For the Years Ended December 31,					
		2012		2011		2010
Current						
Federal	$	59,887	$	45,549	$	44,833
State		5,879		5,591		5,079
International		18,534		15,532		11,805
		84,300		66,672		61,717
Deferred						
Federal		(198)		6,823		958
State		72		313		(230)
International		(1,844)		(1,140)		(1,636)
		(1,970)		5,996		(908)
	$	82,330	$	72,668	$	60,809

The provision for income taxes differs from the amounts computed by applying the statutory federal income tax rate as follows:

	For the Years Ended December 31,		
	2012	2011	2010
U.S. federal statutory rate	35.0 %	35.0 %	35.0 %
State income tax, net of federal tax benefit	1.5	1.6	1.4
International income taxes	(3.8)	(3.6)	(3.6)
Domestic manufacturing exclusions	(1.5)	(1.4)	(1.6)
Research and development credit	-	(0.8)	(1.2)
Other, net	0.4	0.2	0.1
Effective tax rate	31.6 %	31.0 %	30.1 %

Our effective income tax rate was 31.6% for the year ended December 31, 2012 and 31.0% for the year ended December 31, 2011. The increase in the tax rate is primarily due to federal research and development tax credits that were not available during 2012 but were available during 2011, partly offset by higher relative earnings subject to international tax rates that are lower than domestic tax rates.

Our effective income tax rate was 31.0% for the year ended December 31, 2011 and 30.1% for the year ended December 31, 2010. The increase in the tax rate was due primarily to lower tax benefits recognized related to the federal research and development tax credits, lower benefits recognized in connection with the expiration of certain statutes of limitations and increased state tax.

We benefit from tax holidays in the Netherlands and Switzerland, which are set to expire December 31, 2015. As a result of the tax holidays, our net income was higher by $6.0 million, $5.3 million and $3.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. The benefit from these tax holidays is reflected within the overall benefit received from international income taxes in the table above.

We consider the majority of the operating earnings of non-United States subsidiaries to be indefinitely invested outside the United States. The cumulative earnings of these subsidiaries were $314.5 million at December 31, 2012. No provision has been made for United States federal and state, or international taxes that may result from future remittances of the undistributed earnings of non-United States subsidiaries. Should we repatriate these earnings in the future, we would have to adjust the income tax provision in the period in which the decision to repatriate earnings is made. A determination of related tax liability that would be paid on these undistributed earnings if eventually repatriated is not practicable. For the operating earnings not considered to be indefinitely invested outside the United States, we have accounted for the tax impact on a current basis.

The components of the net deferred tax assets (liabilities) included in the accompanying consolidated balance sheets are as follows (*in thousands*):

	December 31, 2012		December 31, 2011	
	Current	Long-Term	Current	Long-Term
Assets				
Accrued expenses	$ 16,051	$ 1,542	$ 18,177	$ 1,372
Accounts receivable reserves	828	-	791	-
Deferred revenue	3,915	781	758	1,338
Inventory basis differences	2,811	-	2,900	-
Property-based differences	-	1,464	-	1,361
Share-based compensation	2,337	8,084	2,267	7,123
Other	103	178	188	182
Net operating loss carryforwards	353	3,694	611	3,753
Unrealized losses on foreign currency exchange contracts, interest rate swaps and investments	1,688	-	1,069	-
Total assets	28,086	15,743	26,761	15,129
Valuation allowance	(579)	(3,968)	(806)	(3,808)
Total assets, net of valuation allowance	27,507	11,775	25,955	11,321
Liabilities				
Deferred instrument costs	-	(2,263)	-	(3,774)
Property-based differences	-	(18,942)	-	(18,332)
Intangible asset basis differences	-	(12,614)	-	(12,502)
Other	(96)	(433)	(17)	-
Unrealized gains on foreign currency exchange contracts, interest rate swaps and investments	(672)	-	(2,121)	-
Total liabilities	(768)	(34,252)	(2,138)	(34,608)
Net deferred tax assets (liabilities)	$ 26,739	$ (22,477)	$ 23,817	$ (23,287)

We record a liability for uncertain tax positions that do not meet the more likely than not standard as prescribed by the authoritative guidance for income tax accounting. We record tax benefits for only those positions that we believe will more likely than not be sustained. Unrecognized tax benefits are the differences between tax positions taken, or expected to be taken, in tax returns, and the benefits recognized for accounting purposes. We classify certain uncertain tax positions as long-term liabilities.

The total amount of unrecognized tax benefits at December 31, 2012 and December 31, 2011 was $5.9 million and $5.2 million, respectively. Of the total unrecognized tax benefits at December 31, 2012 and 2011, $5.5 million and $4.8 million, respectively, comprise unrecognized tax positions that would, if recognized, affect our effective tax rate. The ultimate deductibility of the remaining unrecognized tax positions is highly certain but there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

During each of the years ended December 31, 2012, 2011 and 2010, we recorded interest expense and penalties of $0.3 million as income tax expense in our consolidated statement of income. At December 31, 2012 and 2011, we had $0.7 million and $0.6 million, respectively, of estimated interest expense and penalties accrued in our consolidated balance sheets.

The following table summarizes the changes in unrecognized tax benefits during the years ended December 31, 2012, 2011 and 2010 (*in thousands*):

	For the Years Ended December 31,		
	2012	**2011**	**2010**
Total amounts of unrecognized tax benefits, beginning of period	$ 5,149	$ 4,976	$ 5,429
Gross increases in unrecognized tax benefits as a result of tax positions taken during a prior period	290	-	-
Gross increases in unrecognized tax benefits as a result of tax positions taken in the current period	1,436	1,241	972
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	-	-	-
Decreases in unrecognized tax benefits as a result of a lapse of the applicable statutes of limitations	(969)	(1,068)	(1,425)
Total amounts of unrecognized tax benefits, end of period	$ 5,906	$ 5,149	$ 4,976

In 2013, it is reasonably possible that we could recognize up to $1.1 million of income tax benefits that have not been recognized at December 31, 2012. The income tax benefits are due primarily to the lapse in the statutes of limitations for various U.S. and international tax jurisdictions.

In the ordinary course of our business, our income tax filings are regularly under audit by tax authorities. While we believe we have appropriately provided for all uncertain tax positions, amounts asserted by taxing authorities could be greater or less than our accrued position. Accordingly, additional provisions on income tax matters, or reductions of previously accrued provisions, could be recorded in the future as we revise our estimates due to changing facts and circumstances or the underlying matters are settled or otherwise resolved. We are currently undergoing tax examinations by various state tax authorities and we anticipate that these examinations will be concluded within the next year. We are no longer subject to U.S. federal examinations for tax years before 2009. With few exceptions, we are no longer subject to income tax examinations in any state and local, or international jurisdictions in which we conduct significant taxable activities for years before 2004.

At December 31, 2012, we had net operating loss carryforwards in certain state and international jurisdictions of approximately $44.0 million available to offset future taxable income. Most of these net operating loss carryforwards will expire at various dates through 2018 and the remainder have indefinite lives. We have recorded a valuation allowance of $3.7 million against certain deferred tax assets related to net operating loss carryforwards, as it is more likely than not that they will not be utilized within the carryforward period.

NOTE 13. EARNINGS PER SHARE

The following is a reconciliation of shares outstanding for basic and diluted earnings per share (*in thousands*):

	For the Years Ended December 31, 2012	2011	2010
Shares outstanding for basic earnings per share:	54,985	56,790	57,713
Shares outstanding for diluted earnings per share:			
Shares outstanding for basic earnings per share	54,985	56,790	57,713
Dilutive effect of share-based payment awards	1,170	1,424	1,846
	56,155	58,214	59,559

Certain options to acquire shares have been excluded from the calculation of shares outstanding for dilutive earnings per share because they were anti-dilutive. The following table presents information concerning those anti-dilutive options *(in thousands)*:

	For the Years Ended December 31, 2012	2011	2010
Weighted average number of shares underlying anti-dilutive options	696	597	501

NOTE 14. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

We lease multiple facilities under operating leases with various expiration dates through 2023. In addition, we are responsible for the real estate taxes and operating expenses related to these facilities. We also have lease commitments for automobiles and office equipment. Rent expense charged to operations under operating leases was approximately $15.4 million, $15.5 million and $14.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Minimum annual rental payments under these agreements are estimated as follows (*in thousands*):

Years Ending December 31,		Amount
2013	$	13,013
2014		11,577
2015		9,602
2016		8,087
2017		7,324
Thereafter		21,326
	$	70,929

We have various minimum royalty payments due through 2027 of $4.8 million. If these obligations are not satisfied, the related license arrangements may be terminated, resulting in either a loss in exclusivity or the right to use the technology.

We are required to annually purchase a minimum amount of inventory from certain suppliers. Through 2022, we have a total of $14.9 million in minimum purchase commitments under these arrangements.

We have contingent commitments outstanding of up to $7.5 million related primarily to the acquisition of an intangible asset in 2008 and due to the seller upon our achievement of certain revenue and other milestones. We have not accrued for the commitments related to this intangible asset acquisition as we do not deem them to be probable of occurring as of December 31, 2012. The remaining commitments are not material.

Contingencies

We are subject to claims that arise in the ordinary course of business, including with respect to actual and threatened litigation and other matters. We accrue for loss contingencies when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. However, our actual losses with respect to these contingencies could exceed our accruals.

Under our worker's compensation insurance policies for U.S. employees since January 1, 2003, we have retained the first $250,000 in claim liability per incident with aggregate maximum claim liabilities per year of $2.0 million in 2012 and 2011 and $2.9 million in 2010. The insurance company provides for insurance claims above the individual occurrence and aggregate limits. We have recognized cumulative expenses of $0.7 million, $0.4 million, and $0.8 million for claims incurred during the years ended December 31, 2012, 2011 and 2010, respectively. Our estimated liability for worker's compensation as of December 31, 2012 and 2011 was $1.2 million and $0.7 million, respectively. Claims incurred during the years ended December 31, 2012 and 2011 are relatively undeveloped as of December 31, 2012. Therefore, it is possible that we could incur additional healthcare and wage indemnification costs beyond those previously recognized up to our aggregate liability for each of the respective claim years. For the eight years ended on or prior to December 31, 2010, based on our retained claim liability per incident and our aggregate claim liability per year, our maximum liability at December 31, 2012 in excess of the amounts deemed probable and previously recognized is not material. In connection with these policies, we have outstanding letters of credit totaling $1.3 million to the insurance companies as security for these claims.

Under our current employee healthcare insurance policy for U.S. employees, we retain claims liability risk up to $300,000, $275,000 and $250,000 per incident per year in 2012, 2011 and 2010, respectively. We recognized employee healthcare claim expense of $23.0 million, $21.0 million and $22.6 million during the years ended December 31, 2012, 2011 and 2010, respectively, which includes actual claims paid and an estimate of our liability for the uninsured portion of employee healthcare obligations that have been incurred but not paid. Should employee health insurance claims exceed our estimated liability, we would have further obligations. Our estimated liability for healthcare claims that have been incurred but not paid as of December 31, 2012 and 2011 was $3.2 million and $3.9 million, respectively.

We have entered into an employment agreement with our chief executive officer whereby payment may be required if we terminate his employment without cause other than following a change in control. The amount payable is based upon the executive's salary at the time of termination and the cost to us of continuing to provide certain benefits. Had this officer been terminated without cause at December 31, 2012, other than following a change in control, we would have had an obligation for salaries and benefits of approximately $1.4 million under such agreement. In addition, the agreement provides for continued vesting of his outstanding equity awards for a period of two years.

We have entered into employment agreements with each of our officers that require us to make certain payments in the event the officer's employment is terminated under certain circumstances within a certain period following a change in control. The amount payable by us under each of these agreements is based on the officer's salary and bonus history at the time of termination and the cost to us of continuing to provide certain benefits. Had all of our officers been terminated in qualifying terminations following a change in control at December 31, 2012, we would have had aggregate obligations of approximately $20.7 million under these agreements. These agreements also provide for the acceleration of the vesting of all stock options and restricted stock units upon any qualifying termination following a change in control. At this time, we believe the likelihood of terminations as a result of the scenarios described is remote, and therefore, we have not accrued for such loss contingencies.

From time to time, we have received notices alleging that our products infringe third-party proprietary rights, although we are not aware of any pending litigation with respect to such claims. Patent litigation frequently is complex and expensive, and the outcome of patent litigation can be difficult to predict. There can be no assurance that we will prevail in any infringement proceedings that may be commenced against us. If we lose any such litigation, we may be stopped from selling certain products and/or we may be required to pay damages as a result of the litigation.

In January 2010, we received a letter from the U.S. Federal Trade Commission ("FTC"), stating that it was conducting an investigation to determine whether IDEXX or others had engaged in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act ("FTC Act"), through pricing or marketing policies for companion animal veterinary products and services, including but not limited to exclusive dealing or tying arrangements with distributors or end-users of those products or services (the "Investigation").

On December 5, 2012, we entered into an Agreement Containing Consent Order to Cease and Desist ("Consent Agreement") with the FTC staff to resolve the Investigation. The Consent Agreement, which is ten years in duration, specifies that IDEXX may have exclusive distribution agreements with two of the following three distributors: MWI Veterinary Supply, Inc. ("MWI"), Butler Schein Animal Health, and Webster Veterinary. The FTC Commissioners granted final approval of the Consent Agreement on February 11, 2013 resulting in the final resolution of the Investigation.

We continue to believe that our marketing and sales practices for companion animal veterinary products and services do not violate applicable antitrust laws. We have chosen to enter into the Consent Agreement because we believe this course will help us avoid long and costly litigation and that our business will not be materially adversely affected.

Guarantees

We enter into agreements with third parties in the ordinary course of business under which we are obligated to indemnify such third parties for and against various risks and losses. The precise terms of such indemnities vary with the nature of the agreement. In many cases, we limit the maximum amount of our indemnification obligations, but in some cases those obligations may be theoretically unlimited. We have not incurred material expenses in discharging any of these indemnification obligations, and based on our analysis of the nature of the risks involved, we believe that the fair value of these agreements is minimal. Accordingly, we have recorded no liabilities for these obligations at December 31, 2012 and 2011.

When acquiring a business, we sometimes assume liability for certain events or occurrences that took place prior to the date of acquisition. However, we do not believe that we have any probable pre-acquisition liabilities or guarantees that should be recognized at December 31, 2012 and 2011.

NOTE 15. SEGMENT REPORTING

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision-maker is our Chief Executive Officer. Our reportable segments include: CAG, Water, LPD, and Other. The Other segment is comprised of our Dairy and OPTI Medical operating segments and a product line and out-licensing arrangements remaining from our pharmaceutical business. Assets are not allocated to segments for internal reporting presentations.

CAG develops, designs, manufactures, and distributes products and performs services for veterinarians and the bioresearch market, primarily related to diagnostics and information management. Water develops, designs, manufactures and distributes a range of products used in the detection of various microbiological parameters in water. LPD develops, designs, manufactures and distributes diagnostic tests and related instrumentation that are used to detect a wide range of diseases and to monitor health status in livestock and poultry. Dairy develops, designs, manufactures and distributes products to detect contaminants in milk. OPTI Medical develops, designs, manufactures, and distributes point-of-care electrolyte and blood gas analyzers and related consumable products for the human medical diagnostics market. Further, OPTI Medical manufactures our VetStat® Electrolyte and Blood Gas Analyzer and electrolyte consumables used with our Catalyst Dx® analyzer.

The accounting policies of our segments are the same as those described in the summary of significant accounting policies in Note 2 except for inventories, as discussed below. Intersegment revenues, which are not included in the table below, were not material for the years ended December 31, 2012, 2011 and 2010.

Items that are not allocated to our operating segments are as follows: a portion of corporate support function and personnel-related expenses; certain manufacturing costs; corporate research and development expenses that do not align with one of our existing business or service categories; the difference between estimated and actual share-based compensation expense; and certain foreign currency exchange gains and losses. These amounts are shown under the caption "Unallocated Amounts."

We estimate our share-based compensation expense, corporate support function expenses and certain personnel-related costs and allocate the estimated expense to the operating segments. This allocation differs from the actual expense and consequently yields a difference that is reported under the caption "Unallocated Amounts." With respect to manufacturing costs, the costs reported in our operating segments include our standard cost for products sold and any variances from standard cost for products purchased or manufactured within the period. We capitalize these variances for inventory on hand at the end of the period to record inventory in accordance with U.S. GAAP. We then record these costs as cost of product revenue as that inventory is sold. The impact to cost of product revenue resulting from this variance capitalization and subsequent expense recognition is reported within the caption "Unallocated Amounts."

Below is our segment information (*in thousands*):

For the Years Ended December 31,	CAG	Water	LPD	Other	Unallocated Amounts	Consolidated Total
2012						
Revenue	$ 1,072,211	$ 84,680	$ 86,724	$ 49,723	$ -	$ 1,293,338
Income (loss) from operations	$ 203,236	$ 37,687	$ 19,259	$ 4,451	$ (2,070)	$ 262,563
Interest expense, net						**(1,946)**
Income before provision for income taxes						260,617
Provision for income taxes						**82,330**
Net income						178,287
Less: Net income attributable to noncontrolling interest						**20**
Net income attributable to IDEXX Laboratories, Inc. stockholders						$ 178,267
Depreciation and amortization	$ 43,401	$ 1,443	$ 4,269	$ 3,295	$ -	$ 52,408
Expenditures for long-lived assets [1]	**$ 54,058**	**$ 2,615**	**$ 6,295**	**$ 2,524**	**$ -**	**$ 65,492**
2011						
Revenue	$ 999,722	$ 82,125	$ 94,112	$ 42,730	$ -	$ 1,218,689
Income (loss) from operations	$ 189,834	$ 33,844	$ 23,739	$ 2,556	$ (13,748)	$ 236,225
Interest expense, net						**(1,803)**
Income before provision for income taxes						234,422
Provision for income taxes						**72,668**
Net income						161,754
Less: Net loss attributable to noncontrolling interest						**(32)**
Net income attributable to IDEXX Laboratories, Inc. stockholders						$ 161,786
Depreciation and amortization	$ 39,165	$ 1,717	$ 4,537	$ 2,783	$ -	$ 48,202
Expenditures for long-lived assets [1]	**$ 42,198**	**$ 2,487**	**$ 5,699**	**$ 2,080**	**$ -**	**$ 52,464**
2010						
Revenue	$ 905,655	$ 76,514	$ 81,177	$ 40,046	$ -	$ 1,103,392
Income (loss) from operations	$ 165,213	$ 31,613	$ 19,603	$ 4,125	$ (16,673)	$ 203,881
Interest expense, net						**(1,752)**
Income before provision for income taxes						202,129
Provision for income taxes						**60,809**
Net income						141,320
Less: Net income attributable to noncontrolling interest						**36**
Net income attributable to IDEXX Laboratories, Inc. stockholders						$ 141,284
Depreciation and amortization	$ 38,211	$ 1,532	$ 3,809	$ 2,404	$ -	$ 45,956
Expenditures for long-lived assets [1]	**$ 31,499**	**$ 1,642**	**$ 2,815**	**$ 2,952**	**$ -**	**$ 38,908**

(1) Expenditures for long-lived assets exclude expenditures for intangible assets. See Note 3 for information regarding acquisitions of intangible assets during the years ended December 31, 2012, 2011 and 2010.

Revenue by product and service categories was as follows (*in thousands*):

	For the Years Ended December 31,		
	2012	2011	2010
CAG segment revenue:			
VetLab® Instruments and consumables	$ 417,051	$ 394,586	$ 354,239
Rapid assay products	162,232	154,342	146,538
Reference laboratory diagnostic and consulting services	407,343	373,919	329,666
Practice management and digital imaging systems and services	85,585	76,875	75,212
CAG segment revenue	1,072,211	999,722	905,655
Water segment revenue	84,680	82,125	76,514
LPD segment revenue	86,724	94,112	81,177
Other segment revenue	49,723	42,730	40,046
Total revenue	$ 1,293,338	$ 1,218,689	$ 1,103,392

Revenue by principal geographic area, based on customers' domiciles, was as follows (*in thousands*):

	For the Years Ended December 31,		
	2012	2011	2010
Americas			
United States	$ 759,419	$ 700,090	$ 652,026
Canada	66,405	65,318	59,806
Latin America	22,901	20,431	16,343
	848,725	785,839	728,175
Europe, the Middle East and Africa			
Germany	72,983	78,806	68,318
United Kingdom	64,412	61,016	56,493
France	45,927	48,164	42,895
Italy	24,625	26,320	22,173
Spain	19,776	22,622	20,244
Other	72,915	74,709	63,769
	300,638	311,637	273,892
Asia Pacific Region			
Australia	50,658	44,023	36,296
Japan	49,204	43,445	36,260
China	24,628	17,288	15,108
Other	19,485	16,457	13,661
	143,975	121,213	101,325
Total	$ 1,293,338	$ 1,218,689	$ 1,103,392

Net long-lived assets, consisting of net property and equipment, are subject to geographic risks because they are generally difficult to move and to effectively utilize in another geographic area in a reasonable time period and because they are relatively illiquid. Net long-lived assets by principal geographic areas were as follows *(in thousands)*:

	December 31, 2012	2011
Americas		
United States	$ 208,725	$ 187,621
Canada	2,487	2,523
	211,212	190,144
Europe, the Middle East and Africa		
United Kingdom	12,440	11,000
Germany	6,144	2,360
Switzerland	3,411	2,547
France	3,079	2,270
Netherlands	3,034	3,400
Other	1,265	1,210
	29,373	22,787
Asia Pacific Region		
Australia	2,484	1,495
Japan	1,016	1,142
Other	1,092	1,209
	4,592	3,846
Total	$ 245,177	$ 216,777

NOTE 16. FAIR VALUE MEASUREMENTS

The following table sets forth our assets and liabilities that were measured at fair value on a recurring basis at December 31, 2012 and at December 31, 2011 by level within the fair value hierarchy (*in thousands*):

As of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2012
Assets				
Money market funds[1]	$ 127,576	$ -	$ -	$ 127,576
Equity mutual funds[2]	2,320	-	-	2,320
Foreign currency exchange contracts[3]	-	2,128	-	2,128
Liabilities				
Foreign currency exchange contracts[3]	-	2,193	-	2,193
Deferred compensation[4]	2,320	-	-	2,320
Interest rate swaps[5]	-	2,682	-	2,682

As of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2011
Assets				
Money market funds[1]	$ 88,525	$ -	$ -	$ 88,525
Equity mutual funds[2]	2,056	-	-	2,056
Foreign currency exchange contracts[3]	-	6,841	-	6,841
Liabilities				
Foreign currency exchange contracts[3]	-	1,753	-	1,753
Deferred compensation[4]	2,056	-	-	2,056
Interest rate swaps[5]	-	1,417	-	1,417

(1) Money market funds are included within cash and cash equivalents. The remaining balance of cash and cash equivalents as of December 31, 2012 and December 31, 2011 was demand deposits.
(2) Equity mutual funds relate to a deferred compensation plan that was assumed as part of a previous business combination. This amount is included within other long-term assets, net. See number (4) below for a discussion of the related deferred compensation liability.
(3) Foreign currency exchange contracts are included within other current assets or accrued liabilities depending on the gain (loss) position and anticipated settlement date.
(4) Deferred compensation plans are included within other long-term liabilities. The fair value of our deferred compensation plan is indexed to the performance of the underlying equity mutual funds discussed in number (2) above.
(5) Interest rate swaps are included within accrued liabilities.

We did not have any significant nonfinancial assets or nonfinancial liabilities which required remeasurement during the years ended December 31, 2012, 2011 or 2010. We did not have any transfers between Level 1 and Level 2 or transfers in or out of Level 3 of the fair value hierarchy during the years ended December 31, 2012 and 2011.

The estimated fair value of certain financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate carrying value due to their short maturity.

NOTE 17. DERIVATIVE INSTRUMENTS AND HEDGING

Disclosure within this footnote is presented to provide transparency about how and why we use derivative instruments and how the instruments and related hedged items affect our financial position, results of operations, and cash flows. See Note 2 for a discussion surrounding our derivative instrument and hedging accounting policies, Note 16 for additional information regarding the fair value of our derivative instruments and Note 19 for additional information surrounding the impact to OCI from our derivative instruments.

We are exposed to certain risks related to our ongoing business operations. The primary risks that we manage by using derivative instruments are foreign currency exchange risk and interest rate risk. Our subsidiaries enter into foreign currency exchange contracts to manage the exchange risk associated with their forecasted intercompany inventory purchases and sales for the next year. From time to time, we may also enter into foreign currency exchange contracts to minimize the impact of foreign currency fluctuations associated with specific, significant transactions. We enter into interest rate swaps to minimize the impact of interest rate fluctuations associated with our variable-rate debt.

The primary purpose of our foreign currency hedging activities is to protect against the volatility associated with foreign currency transactions. We also utilize natural hedges to mitigate our transaction and commitment exposures. Our corporate policy prescribes the range of allowable hedging activity. We enter into foreign currency exchange contracts with large multinational financial institutions and we do not hold or engage in transactions involving derivative instruments for purposes other than risk management. Our accounting policies for these contracts are based on our designation of such instruments as hedging transactions.

Cash Flow Hedges

We have designated our foreign currency exchange contracts and variable-to-fixed interest rate swaps as cash flow hedges as these derivative instruments mitigate the exposure to variability in the cash flows of forecasted transactions attributable to foreign currency exchange and interest rates. Unless noted otherwise, we have also designated our derivative instruments as qualifying for hedge accounting treatment.

We did not de-designate any instruments from hedge accounting treatment during the years ended December 31, 2012, 2011 and 2010. Gains or losses related to hedge ineffectiveness recognized in earnings during the years ended December 31, 2012, 2011 and 2010 were not material. At December 31, 2012, the estimated net amount of losses that are expected to be reclassified out of accumulated OCI and into earnings within the next 12 months is \$2.1 million if exchange and interest rates do not fluctuate from the levels at December 31, 2012.

We enter into foreign currency exchange contracts for amounts that are less than the full value of forecasted intercompany inventory purchases and sales. Our hedging strategy related to intercompany inventory purchases and sales is to employ the full amount of our hedges for the succeeding year at the conclusion of our budgeting process for that year, which is complete by the end of the preceding year. We primarily utilize foreign currency exchange contracts with durations of less than 24 months. Quarterly, we enter into contracts to hedge incremental portions of anticipated foreign currency transactions for the current and following year. As a result, our risk with respect to foreign currency exchange rate fluctuations and the notional value of foreign currency exchange contracts may vary throughout the year.

In March 2009, we entered into two forward fixed interest rate swap agreements to manage the economic effect of variable interest obligations on amounts borrowed under the terms of our Credit Facility. Under these agreements, beginning on March 31, 2010 the variable interest rate associated with $80 million of borrowings outstanding under the Credit Facility became effectively fixed at 2% plus the Credit Spread through March 30, 2012. In August 2011, we entered into two additional forward fixed interest rate swap agreements for the same purpose. Under these agreements, beginning on March 30, 2012, the variable interest rate associated with $40 million of borrowings outstanding under the Credit Facility became effectively fixed at 1.36% plus the Credit Spread through June 30, 2016 and beginning on March 28, 2013, the variable interest rate associated with an additional $40 million of borrowings outstanding under the Credit Facility will become effectively fixed at 1.64% plus the Credit Spread through June 30, 2016.

The U.S. dollar is the currency purchased or sold in all of our foreign currency exchange contracts. The notional amount of foreign currency exchange contracts to hedge forecasted intercompany purchases and sales consisted of the following *(in thousands)*:

Currency Sold	**U.S. Dollar Equivalent**	
	December 31, 2012	**December 31, 2011**
Euro	$ 57,720	$ 68,275
British pound	28,520	25,260
Japanese yen	22,450	18,005
Canadian dollar	22,440	19,902
Australian dollar	13,050	12,417
	$ 144,180	$ 143,859

Currency Purchased	**U.S. Dollar Equivalent**	
	December 31, 2012	**December 31, 2011**
Swiss franc	$ 12,820	$ 17,909

The notional amount of forward fixed interest rate swap agreements to manage variable interest obligations consisted of the following *(in thousands)*:

	U.S. Dollar Equivalent	
	December 31, 2012	**December 31, 2011**
Interest rate swaps commencing March 31, 2010 and expiring March 30, 2012	$ -	$ 80,000
Interest rate swap commencing March 30, 2012 and expiring June 30, 2016	$ 40,000	$ 40,000
Interest rate swap commencing March 28, 2013 and expiring June 30, 2016	$ 40,000	$ 40,000

The fair values of derivative instruments and their respective classification in the consolidated balance sheets consisted of the following *(in thousands)*:

		Asset Derivatives	
		December 31, 2012	December 31, 2011
Derivatives designated as hedging	**Balance Sheet Classification**		
Foreign currency exchange contracts	Other current assets	$ 2,128	$ 6,841
Total derivative instruments		$ 2,128	$ 6,841

		Liability Derivatives	
		December 31, 2012	December 31, 2011
Derivatives designated as hedging	**Balance Sheet Classification**		
Foreign currency exchange contracts	Accrued expenses	$ 2,193	$ 1,753
Interest rate swaps	**Accrued expenses**	2,682	1,417
Total derivative instruments		$ 4,875	$ 3,170

The effect of derivative instruments designated as cash flow hedges on the consolidated balance sheets for the years ended December 31, 2012, 2011 and 2010 consisted of the following *(in thousands)*:

	Gain (Loss) Recognized in OCI on Derivative Instruments For Year Ended December 31,		
Derivative instruments	**2012**	**2011**	**2010**
Foreign currency exchange contracts, net of tax	$ (4,481)	$ 5,642	$ 1,368
Interest rate swaps, net of tax	(795)	121	(638)
Total derivative instruments, net of tax	$ (5,276)	$ 5,763	$ 730

The effect of derivative instruments designated as cash flow hedges on the consolidated statement of operations for the years ended December 31, 2012, 2011 and 2010 consisted of the following *(in thousands)*:

	Classification of Gain (Loss) Reclassified from OCI into Income (Effective Portion)	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) For the Years Ended December 31,		
Derivative instruments		**2012**	**2011**	**2010**
Foreign currency exchange contracts	**Cost of revenue**	$ 5,938	$ (5,406)	$ (743)
Interest rate swaps	Interest expense	(690)	(1,424)	(1,034)
Total derivative instruments		$ 5,248	$ (6,830)	$ (1,777)

NOTE 18. REPURCHASES OF COMMON STOCK

Our board of directors has authorized the repurchase of up to 48,000,000 shares of our common stock in the open market or in negotiated transactions. We believe that the repurchase of our common stock is a favorable investment and we also repurchase to offset the dilutive effect of our share-based compensation programs. Repurchases of our common stock may vary depending upon the level of other investing and financing activities and the share price. As of December 31, 2012, there are 2,913,520 remaining shares available for repurchase under this authorization.

The following is a summary of our open market common stock repurchases for the twelve months ended December 31, 2012, 2011 and 2010 (*in thousands, except per share amounts*):

	For the Years Ended December 31, 2012	2011	2010
Shares repurchased	1,474	3,419	2,487
Total cost of shares repurchased	$ 132,268	$ 255,505	$ 143,090
Average cost per share	$ 89.72	$ 74.74	$ 57.53

We primarily acquire shares by means of repurchases in the open market. However, we also acquire shares that are surrendered by employees in payment for the minimum required withholding taxes due on the vesting of restricted stock units and the settlement of deferred stock units, otherwise referred to herein as employee surrenders. We acquired 53,272 shares at a total cost of $4.7 million in connection with employee surrenders for the twelve months ended December 31, 2012 compared to 55,721 shares at a total cost of $4.3 million for the twelve months ended December 31, 2011 and 52,022 shares at a total cost of $2.8 million for the twelve months ended December 31, 2010.

In 2011, we began issuing shares of treasury stock upon the vesting of certain restricted stock units and upon the exercise of certain stock options. The number of shares of treasury stock issued during both the twelve months ended December 31, 2012 and 2011 was not material.

NOTE 19. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income consisted of the following as of December 31, 2012, 2011 and 2010, respectively *(in thousands)*:

	Unrealized loss on investments, net of tax	Unrealized gain (loss) on derivatives instruments, net of tax	Cumulative translation adjustment
Balance as of January 1, 2010	$ (355)	$ (3,287)	$ 13,983
Current-period other comprehensive income, net of tax	176	730	2,220
Balance as of December 31, 2010	(179)	(2,557)	16,203
Current-period other comprehensive (loss) income, net of tax	(108)	5,763	(3,679)
Balance as of December 31, 2011	(287)	3,206	12,524
Current-period other comprehensive income (loss), net of tax	116	(5,276)	5,671
Balance as of December 31, 2012	$ (171)	$ (2,070)	$ 18,195

NOTE 20. PREFERRED STOCK

Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to 500,000 shares of Preferred Stock, $1.00 par value per share ("Preferred Stock"), in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. There are no shares of Preferred Stock outstanding as of December 31, 2012.

NOTE 21. IDEXX RETIREMENT AND INCENTIVE SAVINGS PLAN

We have established the IDEXX Retirement and Incentive Savings Plan (the "401(k) Plan"). Employees eligible to participate in the 401(k) Plan may contribute specified percentages of their salaries, a portion of which will be matched by us. We matched $7.1 million, $6.4 million and $6.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, we may make contributions to the 401(k) Plan at the discretion of the board of directors. There were no discretionary contributions in 2012, 2011 or 2010.

We also have established defined contribution plans for regional employees in Europe and in Canada. With respect to these plans, we contributed $2.8 million, $2.2 million and $2.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 22. DISPOSITION OF PHARMACEUTICAL PRODUCT LINES AND RESTRUCTURING

In the fourth quarter of 2008, we sold our Acarexx® and SURPASS® veterinary pharmaceutical products and a feline insulin product under development, which were a part of our CAG segment, for cash proceeds of $7.0 million, a short-term receivable of $1.4 million and up to $11.5 million of future payments based on the achievement of certain development and sales milestones by the acquirer of the feline insulin product. In the fourth quarter of 2009 we earned and received a milestone payment of $2.0 million in connection with the achievement of certain development milestones by the acquirer. We earned milestone payments of $3.5 million, $3.0 million and $3.0 million in 2012, 2011 and 2010, respectively, in connection with the achievement of certain sales milestones by the acquirer following commercialization of the feline insulin product. The 2012, 2011 and 2010 aggregate milestone payments were received in the first quarter of 2013, 2012 and 2011 respectively. The 2012 milestone payment is included in other current assets on the accompanying consolidated balance sheets. Because we have no obligation to deliver product or services, or otherwise provide support to the third party under this agreement, and because collectability is reasonably assured, these milestone payments were included in results of operations when earned, but were not classified as revenue because the transaction was accounted for as the sale of a business. These milestone payments were reflected as reductions to general and administrative expenses as earned. We are not eligible to receive any further milestone payments under this agreement.

Additionally in the fourth quarter of 2008, in a separate transaction, we entered into an agreement to sell our raw material inventory of nitazoxanide, the active ingredient associated with our Navigator® product, back to the material supplier. We received from the supplier an aggregate of $1.4 million during the year ended December 31, 2011 and $0.3 million during the year ended December 31, 2010 in connection with this sale. Payments were recorded in our results of operations as reductions to general and administrative expense in the period in which they were received due to uncertain collectability. The payments received during the year ended December 31, 2011 satisfied the buyer's obligation to us.

In the fourth quarter of 2008, we also entered into a separate royalty bearing license agreement related to certain intellectual property of our pharmaceutical division. Under this agreement we received $0.3 million up front and $0.3 million in the fourth quarter of 2010 in connection with the achievement of certain production milestones by the licensee. We are eligible to earn up to $1.9 million in additional milestone payments, related to the achievement of certain clinical field trial and regulatory milestones, and royalties based on future product sales. Because we have no obligation to deliver product or services, or otherwise provide support to the third party under this agreement, and because collectability is reasonably assured, this milestone payment, and any other related milestone and royalty payments we earn in the future, was and will be included in results of operations when earned.

NOTE 23. SUMMARY OF QUARTERLY DATA (UNAUDITED)

A summary of quarterly data follows (*in thousands, except per share data*):

	For the Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2012				
Revenue	$ 322,676	$ 335,649	$ 315,475	$ 319,538
Gross profit	174,774	184,689	170,635	169,050
Operating income	60,407	75,817	62,912	63,427
Net income attributable to stockholders	40,743	51,317	42,853	43,354
Earnings per share:				
Basic	$ 0.74	$ 0.93	$ 0.78	$ 0.79
Diluted	$ 0.72	$ 0.91	$ 0.76	$ 0.78
2011				
Revenue	$ 292,672	$ 317,862	$ 300,954	$ 307,201
Gross profit	154,925	174,033	158,667	158,881
Operating income	53,532	71,298	56,096	55,299
Net income attributable to stockholders	36,612	48,657	38,507	38,010
Earnings per share:				
Basic	$ 0.64	$ 0.85	$ 0.68	$ 0.68
Diluted	$ 0.62	$ 0.83	$ 0.66	$ 0.67

SCHEDULE II

IDEXX LABORATORIES, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at Beginning of Year	Charges to Costs and Expenses	Write-Offs/Cash Payments	Foreign Currency Translation	Balance at End of Year
Reserves for doubtful accounts receivable:					
December 31, 2010	$ 2,331	$ 1,575	$ (1,024)	$ (54)	$ 2,828
December 31, 2011	**2,828**	**1,484**	**(1,011)**	**(62)**	**3,239**
December 31, 2012	3,239	1,108	(1,732)	17	2,632
Valuation allowance for deferred tax assets:					
December 31, 2010	$ 5,131	$ 278	$ (847)	$ 42	$ 4,604
December 31, 2011	**4,604**	**837**	**(741)**	**(86)**	**4,614**
December 31, 2012	4,614	265	(358)	26	4,547

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of the Company, as amended (filed as Exhibit No. 3(i) to Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, File No. 0-19271, and incorporated herein by reference).
3.2	Amended and Restated By-Laws of the Company (filed as Exhibit No. 3.1 to Form 8-K filed July 21, 2009, File No. 0-19271, and incorporated herein by reference).
4.3	Instruments with respect to other long-term debt of the Company and its consolidated subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K since the total amount authorized under each such omitted instrument does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company hereby agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.
10.1*	U.S. Supply Agreement, effective as of October 16, 2003, between the Company and Ortho-Clinical Diagnostics, Inc. ("Ortho") (filed as Exhibit No. 10.7 to Annual Report on Form 10-K for the year ended December 31, 2003, File No. 0-19271 ("2003 Form 10-K"), and incorporated herein by reference).
10.2*	Amendment No. 1 to U.S. Supply Agreement effective as of January 1, 2005, between the Company and Ortho (filed as Exhibit No. 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, File No. 0-19271 ("June 2005 Form 10-Q"), and incorporated herein by reference).
10.3	Amendment No. 2 to U.S. Supply Agreement effective as of October 15, 2006, between the Company and Ortho (filed as Exhibit No. 10.4 to Annual Report on Form 10-K for the year ended December 31, 2007, File No. 0-19271 ("2007 Form 10-K"), and incorporated herein by reference).
10.4*	Amendment No. 3 to U.S. Supply Agreement effective as of January 18, 2008, between the Company and Ortho (filed as Exhibit No. 10.5 to 2007 Form 10-K, and incorporated herein by reference).
10.5*	Amendment No. 4 to U.S. Supply Agreement effective as of December 28, 2011, between the Company and Ortho (filed as Exhibit No. 10.5 to Annual Report on Form 10-K for the year ended December 31, 2011, File No. 0-19271 ("2011 Form 10-K"), and incorporated herein by reference).
10.6*	European Supply Agreement, effective as of October 17, 2003, between the Company and Ortho (filed as Exhibit No. 10.8 to 2003 Form 10-K, and incorporated herein by reference).
10.7*	Amendment No. 1 to European Supply Agreement effective as of January 1, 2005, between the Company and Ortho (filed as Exhibit No. 10.2 to June 2005 10-Q, and incorporated herein by reference).
10.8*	Amendment No. 2 to European Supply Agreement effective as of January 18, 2008, between the Company and Ortho (filed as Exhibit No. 10.8 to 2007 Form 10-K, and incorporated herein by reference).
10.9*	Amendment No. 3 to European Supply Agreement effective as of December 28, 2011, between the Company and Ortho (filed as Exhibit No. 10.9 to 2011 Form 10-K, and incorporated herein by reference).

10.10	Amendment, Release and Settlement Agreement dated as of September 12, 2002, among the Company, IDEXX Europe B.V., and Ortho (filed as Exhibit No. 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, File No. 0-19271, and incorporated herein by reference).
10.11*	Supply Agreement, effective as of May 7, 2007 between the Company and Moss, Inc. (filed as Exhibit No. 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, File No. 0-19271 ("June 2010 Form 10-Q"), and incorporated herein by reference).
10.12**	Employment Agreement dated January 22, 2002, between the Company and Jonathan W. Ayers (filed as Exhibit No. 10.13 to Annual Report on Form 10-K for the year ended December 31, 2001, File No. 0-19271, and incorporated herein by reference).
10.13**	Executive Employment Agreement dated March 22, 2011, between the Company and Jonathan W. Ayers (filed as Exhibit No. 10.1 to April 21, 2011 Form 10-Q for the quarter ended March 31, 2011, File No. 0-19271 ("March 2011 Form 10-Q"), and incorporated herein by reference).
10.14**	Executive Employment Agreement dated February 13, 2012, between the Company and Merilee Raines (filed as Exhibit No. 10.14 to 2011 Form 10-K, and incorporated herein by reference).
10.15**	Form of Executive Employment Agreement dated February 13, 2012, between the Company and each of William E. Brown III, PhD, Johnny D. Powers, PhD, and Michael J. Williams, PhD (filed as Exhibit No. 10.15 to 2011 Form 10-K, and incorporated herein by reference).
10.16**	Restated Director Deferred Compensation Plan, as amended (filed as Exhibit No. 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, File No. 0-19271, and incorporated herein by reference).
10.17**	Restated Executive Deferred Compensation Plan, as amended (filed as Exhibit No. 10.3 to June 2010 Form 10-Q, and incorporated herein by reference).
10.18**	Form of Director Stock Option Agreement, as amended pursuant to the 2009 Stock Incentive Plan (filed as Exhibit No. 10.1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, File No. 0-19271 ("March 2010 Form 10-Q"), and incorporated herein by reference).
10.19**	Form of Employee Stock Option Agreement, as amended pursuant to the 2009 Stock Incentive Plan (filed as Exhibit No. 10.2 to March 2010 Form 10-Q, and incorporated herein by reference).
10.20**	1997 Employee Stock Purchase Plan, as amended (filed as Exhibit No. 99.1 to Registration Statement on Form S-8 filed June 19, 2009, File No. 333-160085, and incorporated herein by reference).
10.21**	Form of Restricted Stock Unit Agreement, as amended pursuant to the 2009 Stock Incentive Plan (filed as Exhibit 10.24 to Annual report on Form 10-K for the year ended December 31, 2009, File No. 0-19271, and incorporated herein by reference).
10.22**	2008 Incentive Compensation Plan (filed as Exhibit 10.2 to Current Report on Form 8-K filed May 13, 2008, File No. 0-19271, and incorporated herein by reference).
10.23**	2009 Stock Incentive Plan (filed as Exhibit No. 99.1 to Registration Statement on Form S-8 filed June 19, 2009, File No. 333-160083, and incorporated herein by reference).

10.24	Amended and Restated Credit Agreement, dated as of July 26, 2011, among the Company, IDEXX Distribution, Inc., IDEXX Operations, Inc., IDEXX Reference Laboratories, Inc., OPTI Medical Systems, Inc., IDEXX Laboratories Canada Corporation and IDEXX Europe B.V., as borrowers, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Toronto agent, J.P. Morgan Europe Limited, as London agent, J.P. Morgan Securities LLC, as sole bookrunner and sole lead arranger, Bank of America, N.A., as syndication agent, and Wells Fargo Bank, N.A., as documentation agent (filed as Exhibit No. 99.1 to Current Report on Form 8-K Filed August 1, 2011, File No. 0-19271, and incorporated herein by reference).
21	Subsidiaries of the Company (filed herewith).
23	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm (filed herewith).
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
*	Confidential treatment requested as to certain portions.
**	Management contract or compensatory arrangement required to be filed as an exhibit pursuant to Item 15(a)(3) of Form 10-K.